UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

October 14, 2010

Barclays Bank PLC

(Name of Registrant)

1 Churchill Place

London E14 5HP

United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

THIS REPORT ON FORM 6-K (EXCEPT FOR THE EXPECTED ISSUE RATINGS SPECIFIED IN THE PRICING TERM SHEET IN SCHEDULE III OF EXHIBIT 1.2 TO THIS FORM 6-K) SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM F-3 (NO. 333-169119) OF BARCLAYS BANK PLC AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

This Report is a Report on Form 6-K filed by Barclays Bank PLC.

The Report comprises the following:

Exhibit No.	Description

1.1	Underwriting Agreement—Standard Provisions, dated October 6, 2010.

1.2	Pricing Agreement between Barclays Bank PLC and Barclays Capital Inc., dated October 6, 2010.

4.1	Dated Subordinated Debt Securities Indenture, dated as of October 12, 2010, between Barclays Bank PLC and The Bank of New York Mellon, as Trustee (the “Indenture”).

4.2	The form of Global Note.

4.3	Officer’s Certificate pursuant to Sections 1.02 and 3.01 of the Indenture.

5.1	Opinion of Sullivan & Cromwell LLP, U.S. counsel to Barclays Bank PLC, as to the validity of the securities.

5.2	Opinion of Clifford Chance LLP, English counsel to Barclays Bank PLC, as to the validity of the securities.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

BARCLAYS BANK PLC
(Registrant)

Date: October 14, 2010	By:	/s/ MARIE SMITH
	Name:	Marie Smith
	Title:	Assistant Secretary

Exhibit 1.1

BARCLAYS BANK PLC

Debt Securities

Preference Shares

American Depositary Shares

Underwriting Agreement —

Standard Provisions

From time to time Barclays Bank PLC, a public limited company organized under the laws of England and Wales (the “Bank”), proposes to enter into one or more Pricing Agreements (each a “Pricing Agreement”) in the form of Annex I hereto, with such additions and deletions as the parties thereto may determine, and, subject to the terms and conditions stated herein and therein, to issue certain of the Bank’s Debt Securities or Preference Shares or Preference Shares represented by American Depositary Shares (“ADSs”) (as such terms are defined below) (the “Securities”) specified in Schedule II to the applicable Pricing Agreement (the “Firm Securities”) and to issue to the firms named in Schedule I to such Pricing Agreement (such firms constituting the “Underwriters” with respect to such Pricing Agreement and the Securities specified therein). If specified in such Pricing Agreement, the Bank may also, at the election of the Underwriters, issue additional Securities (the “Optional Securities”). The Firm Securities and the Optional Securities are herein collectively called the “Designated Securities”.

The terms and rights of any particular issuance of Designated Securities shall be as specified in the Pricing Agreement relating thereto and (i) in the case of senior debt obligations (“Senior Debt Securities”), in or pursuant to the Senior Debt Securities Indenture, dated September 16, 2004, entered into between the Bank and The Bank of New York Mellon, as Trustee (the “Senior Debt Indenture”), (ii) in the case of subordinated obligations having a stated maturity (“Dated Subordinated Debt Securities”), in or pursuant to a Dated Subordinated Debt Securities Indenture, dated prior to or as of October 14, 2010, between the Bank and The Bank of New York Mellon, as Trustee (the “Dated Subordinated Debt Indenture”), (iii) in the case of subordinated obligations having no stated maturity (“Undated Subordinated Debt Securities” and, collectively with the Senior Debt Securities and the Dated Subordinated Debt Securities, the “Debt Securities”), in or pursuant to an Undated Subordinated Debt Securities Indenture to be entered into between the Bank and The Bank of New York Mellon, as Trustee (the “Undated Subordinated Debt Indenture” and, collectively with the Senior Debt Indenture and the Dated Subordinated Debt Indenture, the “Indentures”), and (iv) in the case of any issuance of Preference Shares or ADSs, in or pursuant to a resolution or resolutions of the Board of Directors of the Bank or a duly authorized committee thereof. The Term “Indenture” when used herein, refers to the relevant indenture identified in Schedule II to the related Pricing Agreement as such Indenture may be modified, amended or supplemented from time to time in accordance with the terms thereof. The Designated Securities will be represented by one or more definitive global securities in book-entry form which will be deposited by, or on behalf of, the Bank with The Depository Trust Company (“DTC”) or its designated custodian.

1. Particular issuances of Designated Securities may be made from time to time to the Underwriters of such Designated Securities, for whom the firms designated as representatives of the Underwriters of such Designated Securities in the Pricing Agreement relating thereto will act as representatives (the “Representatives”). The term “Representatives” also refers to a single firm acting as sole representative of the Underwriters and to Underwriters that act without any firm being designated as their representatives. This Agreement shall not be construed as an obligation of the Bank to issue any of the Securities, or as an obligation of the Underwriters to subscribe for any of the Securities. The obligation of the Bank to issue any of the Securities, and the obligation of any of the Underwriters to subscribe for any of the Securities, shall be evidenced by the Pricing Agreement relating to the Designated Securities specified therein. Each Pricing Agreement shall specify the aggregate principal amount or number of Firm Securities, the maximum aggregate principal amount or number of Optional Securities, if any, the initial public offering price of such Firm Securities and Optional Securities, if any, the subscription price to the Underwriters of such Designated Securities, the names of the Underwriters of such Designated Securities, the names of the Representatives of such Underwriters, if any, the aggregate principal amount or number of such Designated Securities to be subscribed for by each Underwriter, the commissions, if any, payable to the Underwriters with respect thereto, such other terms of the Designated Securities as are noted in such Pricing Agreement and shall set forth the date, time and manner of delivery of such Firm Securities and Optional Securities, if any, and payment therefor. Each Pricing Agreement shall also specify (in the case of Debt Securities, to the extent not set forth in the Indenture and the registration statement and prospectus with respect thereto and, in the case of Preference Shares, to the extent not set forth in the Articles of Association of the Bank and the registration statement and prospectus with respect thereto) the terms of such Designated Securities, including whether, in the case of Undated Subordinated Debt Securities, they are exchangeable or convertible at the option of the Company into non-cumulative U.S. dollar-denominated preference shares of the Bank (the “Preference Shares”) or other securities of the Bank (such Preference Shares or other securities of the Bank being referred to herein as “Exchange Securities”) and whether, if the Designated Securities or the Exchange Securities are Preference Shares, such

Preference Shares shall be deposited with The Bank of New York Mellon (New York Branch), as depositary (the “ADR Depositary”) pursuant to a deposit agreement, dated as of April 25, 2006 (the “ADR Deposit Agreement”), among the Bank, the ADR Depositary and the holders from time to time of American Depositary Receipts (“ADRs”) to be issued thereunder by the ADR Depositary and evidencing ADSs. The term “Designated Debt Securities” when used herein refers to Designated Securities that are Debt Securities, the term “Designated Shares” when used herein refers to Designated Securities that are Preference Shares, and the term “Designated ADSs” when used herein refers to ADSs issued pursuant to the ADR Deposit Agreement upon the deposit of Designated Shares with the ADR Depositary. In the event Designated Shares are to be offered in the form of ADRs, the term Designated Securities when used herein shall include Designated ADSs and in the event Exchange Securities are to be delivered in the form of ADRs, the term Exchange Securities when used herein shall include such ADRs. Each Pricing Agreement shall be in the form of an executed writing (which may be in counterparts), and may be evidenced by an exchange of telegraphic communications or other rapid transmission device designed to produce a written record of communications transmitted. The obligations of the Underwriters under this Agreement and each Pricing Agreement shall be several and not joint.

2. The Bank represents and warrants to, and agrees with, each of the Underwriters that to the extent applicable to the Designated Securities:

(a) An “automatic shelf registration statement” as defined under Rule 405 under the Securities Act of 1933, as amended (the “Act”), on Form F-3 (File No. 333-169119 or such other file number as specified in the applicable Pricing Agreement) relating to the Designated Securities has been filed by the Bank with the Securities and Exchange Commission (the “Commission”) not earlier than three years prior to the date of the applicable Pricing Agreement; such registration statement and any post-effective amendments thereto have become effective on filing; no stop order suspending the effectiveness of such registration statement is in effect and no proceedings for such purpose are pending before or threatened by the Commission; no notice of objection of the Commission to the use of such registration statement or any post-effective amendment thereto pursuant to Rule 401(g)(2) under the Act has been received by the Bank; and copies of such registration statement, including exhibits and all documents incorporated by reference in the prospectus included in such registration statement and any post-effective amendments thereto, have heretofore been delivered to the Representatives for each of the other Underwriters. The various parts of such registration statement, including all exhibits thereto but excluding Forms T-1 and, if applicable, including (i) any prospectus supplement relating to the Designated Securities that is filed with the Commission and deemed by virtue of Rule 430B under the Act to be part of such registration statement, each as amended at the time such part of such registration statement became effective, and (ii) the documents incorporated by reference in the prospectus contained in such registration statement on the date of the Pricing Agreement relating to any Designated Securities, each as amended on the date of the Pricing Agreement relating to any Designated Securities, are hereinafter collectively called the “Registration Statement”; any preliminary prospectus (including any preliminary prospectus supplement) relating to the Designated Securities included in the Registration Statement or filed with the Commission pursuant to Rule 424(b) of the rules and regulations of the Commission under the Act is hereinafter called a “Preliminary Prospectus”; such final prospectus in the form first filed pursuant to Rule 424(b) under the Act is hereinafter called the “Prospectus”; “Applicable Time” shall be as specified in the relevant Pricing Agreement; “Statutory Prospectus” as of any time means the prospectus (including, for the avoidance of doubt, any preliminary prospectus supplement) relating to the Designated Securities that is included in the Registration Statement immediately prior to the Applicable Time, including any document incorporated by reference therein and any prospectus supplement deemed to be a part thereof, provided that for purposes of this definition, information contained in a form of prospectus that is deemed retroactively to be part of the Registration Statement pursuant to Rule 430B under the Act shall be considered to be included in the Statutory Prospectus as of the actual time that form of prospectus is filed with the Commission pursuant to Rule 424(b) under the Act; “Free Writing Prospectus” means any “free writing prospectus” as defined in Rule 405 under the Act; “Issuer Free Writing Prospectus” means any “issuer free writing prospectus” as defined in Rule 433 under the Act relating to the Securities; any reference herein to any Preliminary Prospectus or the Prospectus shall be deemed to include the documents, if any, incorporated by reference therein pursuant to Form F-3 under the Act as of the date of such Preliminary Prospectus or the Prospectus, as the case may be; any reference to any amendment or supplement to any Preliminary Prospectus or the Prospectus shall be deemed to include any documents filed after the date of such Preliminary Prospectus or Prospectus, as the case may be, under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and so incorporated by reference; any reference to the Prospectus as amended or supplemented shall be deemed to refer to the Prospectus as amended or supplemented relating to the applicable Designated Securities in the form in which it is filed with the Commission pursuant to Rule 424 of Regulation C, including any documents incorporated by reference therein as of the date of such filing; and any reference to any amendment to the Registration Statement shall be deemed to refer to and include any documents filed or submitted under the Exchange Act after the date of the Registration Statement which are incorporated by reference therein;

(b) No order preventing or suspending the use of the Registration Statement, any Preliminary Prospectus, the Prospectus or any Issuer Free Writing Prospectus has been issued by the Commission;

(c) The Statutory Prospectus, as supplemented by the final term sheet prepared and filed pursuant to Section 7(a) hereof (collectively, the “Pricing Disclosure Package”), as of the Applicable Time, did not include any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; each Issuer Free Writing Prospectus, if any, listed in Schedule III to the applicable Pricing Agreement, as supplemented by and taken together with the Pricing Disclosure Package, as of the Applicable Time, did not include any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided, however that this representation and warranty shall not apply to statements or omissions made in the Pricing Disclosure Package in reliance upon and in conformity with information furnished in writing to the Bank by an Underwriter expressly for use therein;

(d) At the time of the filing of the Registration Statement, at the time of the most recent amendment thereto for the purposes of complying with Section 10(a)(3) of the Securities Act (whether such amendment was by post effective amendment, incorporated report filed pursuant to Section 13 or 15(d) of the Exchange Act or form of prospectus), and at the time the Bank or any person acting on its behalf (within the meaning, for this clause only, of Rule 163(c) under the Securities Act) made any offer relating to the Designated Securities in reliance on the exemption provided for in Rule 163 under the Securities Act, the Bank was a “well-known seasoned issuer” as defined in Rule 405 under the Act;

(e) At the earliest time that the Bank or another offering participant made a bona fide offer (within the meaning of Rule 164(h)(2) under the Act) of the Designated Securities the Bank was not, and the Bank is not, an “ineligible issuer,” as defined in Rule 405 under the Act, including by virtue of the Bank or any subsidiary in the preceding three years having been convicted of a felony or misdemeanor or having been made the subject of a judicial or administrative decree or order as described in Rule 405 under the Act;

(f) The Annual Report on Form 20-F most recently filed by the Bank (the “Form 20-F”) and any other documents incorporated by reference in the Prospectus or any Preliminary Prospectus, when such documents were filed with the Commission, conformed in all material respects to the requirements of the Exchange Act and the rules and regulations of the Commission thereunder, and none of such documents, when so filed, contained an untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein not misleading; and any further documents so filed and incorporated by reference in the Prospectus or any Preliminary Prospectus, when such documents are filed with the Commission, will conform in all material respects to the requirements of the Exchange Act and the rules and regulations of the Commission thereunder and will not, when so filed, contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading; provided, however, that this representation and warranty shall not apply to any statements or omissions made in reliance upon and in conformity with information furnished in writing to the Bank by an Underwriter of Designated Securities expressly for use in the Prospectus as amended or supplemented or any Preliminary Prospectus relating to such Designated Securities;

(g) The Registration Statement, the Prospectus and the Statutory Prospectus conform, and any amendments or supplements thereto, when they become effective or are filed with the Commission, as the case may be, will conform, in all material respects to the requirements of the Act and the Trust Indenture Act of 1939, as amended (the “Trust Indenture Act”), and the rules and regulations of the Commission thereunder, and the Registration Statement and the Prospectus did not, when they became effective (including as of the most recent effective date of the part of the Registration Statement relating to the offering of the Designated Securities as determined pursuant to Rule 430B(f)(2) under the Act) or were so filed, as the case may be, and any amendments or supplements thereto will not, when they become effective or are so filed, as the case may be, contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading; provided, however, that this representation and warranty shall not apply to any statements or omissions made in reliance upon and in conformity with information furnished in writing to the Bank by an Underwriter of Designated Securities through the Representatives expressly for use in the Prospectus as amended or supplemented or any Preliminary Prospectus relating to such Designated Securities;

(h) A registration statement on Form F-6 (File No. 333-145829 or such other file number as specified in the applicable Pricing Agreement) in respect of the ADSs has been filed with the Commission; such registration statement and any post-effective amendment thereto have been declared effective by the Commission; no stop order preventing or suspending the effectiveness of such registration statement has been issued and no proceeding for that purpose has been initiated or threatened by the Commission (the various parts of such registration statement, including all exhibits thereto, each as amended at the time such part of the registration statement became effective, being hereinafter called the “ADS Registration Statement”); and the ADS Registration Statement when it became effective conformed, and any further amendments thereto will conform, in all material respects to the requirements of the Act and the applicable regulations of the Commission thereunder and do not and will not, as of the applicable effective date, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading;

(i) Since the respective dates as of which information is given in the Registration Statement, the Statutory Prospectus and the Prospectus as amended or supplemented, there has not been, otherwise than as set forth or contemplated in the Statutory Prospectus and the Prospectus as amended or supplemented, (i) any material change in the share capital, undated loan capital or dated loan capital of the Bank other than such changes as have been disclosed in writing to the Representatives or (ii) any material adverse change in or affecting the business, financial condition, shareholders’ equity or results of operations of the Bank and its subsidiaries on a consolidated basis;

(j) The Bank and each of its principal subsidiaries, if any, have been duly incorporated or organized and are validly existing as corporations under the laws of their respective jurisdictions of incorporation or organization with corporate power and authority to own their respective properties and conduct their respective businesses as described in the Statutory Prospectus and the Prospectus, and each has in full force and effect all permits, certificates, franchises, licenses, authorizations and similar approvals necessary in connection with the operation of its business with such exceptions as do not and will not materially adversely affect the business, financial condition, shareholders’ equity or results of operations of the Bank and its subsidiaries on a consolidated basis. (The term “principal subsidiary” means any subsidiary of the Bank which, together with its subsidiaries, held at the date of the latest audited financial statements included or incorporated by reference in the Prospectus more than 10% of the assets, or for the year covered by such financial statements contributed more than 10% of the revenues or net income, of the Bank and its subsidiaries on a consolidated basis);

(k) The Bank has an authorized capitalization as set forth in the Statutory Prospectus and the Prospectus; all of the issued shares of share capital of the Bank have been duly and validly authorized and issued, are fully paid and conform to the description thereof set forth in the Statutory Prospectus and the Prospectus as amended or supplemented, and all such shares of each principal subsidiary, if any, have been duly and validly authorized and issued, are fully paid and (except for directors’ qualifying shares or as specified in the Statutory Prospectus and the Prospectus) are owned directly or indirectly by the Bank, free and clear of all liens, encumbrances, security interests or claims, except such (of which the Bank is aware of none) as do not materially adversely affect the value of such shares or interfere with the conduct of the business of the issuer of such shares or the Bank’s control over such shares and such business;

(l) The Designated Debt Securities have been duly and validly authorized and, when the Designated Debt Securities are issued and delivered against payment therefor pursuant to this Agreement and the Pricing Agreement relating to such Designated Debt Securities, will have been duly executed, authenticated, issued and delivered and will constitute valid and legally binding obligations of the Bank entitled to the benefits provided by the Indenture, which will be substantially in the form filed as an exhibit to the Registration Statement; the Indenture has been duly authorized by the Bank, is duly qualified under the Trust Indenture Act, has been duly executed and delivered by the Bank and, assuming due authorization, execution and delivery thereof by the Trustee, constitutes a valid and legally binding instrument of the Bank enforceable in accordance with its terms, except as enforceability thereof may be limited by bankruptcy, insolvency, reorganization, moratorium or other laws relating to or affecting the enforcement of creditors’ rights generally or by general equity principles; the Indenture conforms, and the Designated Debt Securities will conform, to the descriptions thereof set forth in the Prospectus or the Statutory Prospectus and the Prospectus as amended or supplemented relating to such Designated Debt Securities;

(m) The Designated Shares, issuable upon conversion of the Designated Debt Securities, have been duly and validly authorized and when issued and delivered in accordance with the terms thereof set forth in the Statutory Prospectus and the Prospectus and the Indenture, will be duly and validly issued and fully paid;

(n) The Designated Shares (other than those issuable upon conversion of the Designated Debt Securities) have been duly and validly authorized and, when issued and delivered against payment therefor as provided herein, will be duly and validly issued and fully paid and will conform to the description thereof set forth in the Statutory Prospectus and the Prospectus as amended or supplemented;

(o) The ADR Deposit Agreement has been duly authorized, executed and delivered by the Bank and constitutes a valid and legally binding agreement of the Bank enforceable in accordance with its terms, except as enforceability thereof may be limited by bankruptcy, insolvency, reorganization, moratorium or other laws relating to or affecting the enforcement of creditors’ rights generally or by general equity principles; upon issuance by the ADR Depositary of ADRs evidencing ADSs upon the deposit of Designated Shares in respect thereof in accordance with the provisions of the ADR Deposit Agreement, such ADRs will be duly and validly issued and the persons in whose names the ADRs are registered will be entitled to the rights specified therein and in the ADR Deposit Agreement; and the ADR Deposit

Agreement and the ADRs conform in all material respects to the descriptions thereof contained in the Statutory Prospectus and the Prospectus as amended or supplemented;

(p) The issue and sale of the Designated Debt Securities, the issue and sale of the Designated Shares to be issued by the Bank hereunder, the conversion or exchange, if any, of the Designated Debt Securities into Designated Shares, the issue of the Designated Shares upon such conversion or exchange, the deposit of the Designated Shares by the Bank in accordance with the terms of the ADR Deposit Agreement and the compliance by the Bank with the provisions of the Designated Debt Securities, the Designated Shares, the Designated ADSs, this Agreement, the Pricing Agreement relating to the Designated Securities, the Indenture and the ADR Deposit Agreement and the consummation of the transactions contemplated herein and therein will not (to the extent relevant to the issue and sale of the Designated Securities) (i) result in a breach or violation of any provisions of the Articles of Association of the Bank or (ii) result in any breach or violation of any of the terms or provisions of, or constitute a default under, or result in the creation or imposition of any lien, charge or encumbrance upon any of the property or assets of the Bank pursuant to the terms of, any indenture, mortgage, deed of trust, loan agreement or other agreement or instrument to which the Bank is a party or by which the Bank is bound or to which any of the property or assets of the Bank is subject or any statute or any order, rule or regulation of any court or governmental agency or body having jurisdiction over the Bank or any of its properties, which breach, violation, default, creation or imposition will have a material adverse effect on the Bank and its subsidiaries on a consolidated basis or have an adverse effect on the Designated Debt Securities, the Designated Shares or the Designated ADSs; and no consent, approval, authorization, order, registration or qualification of or with any court or governmental agency or body is required for the issue and sale of the Designated Debt Securities, the issue and sale of the Designated Shares or the Designated ADSs, the deposit of the Designated Shares with the ADR Depositary, the conversion or exchange of the Designated Debt Securities into Designated Shares or the consummation of the other transactions contemplated by this Agreement, the Pricing Agreement relating to the Designated Securities, the ADR Deposit Agreement, the Indenture, the Designated Debt Securities, the Designated Shares or the Designated ADSs except (A) the registration under the Act of the Debt Securities, the Preference Shares and the ADSs (B) such consents, approvals, authorizations, registrations or qualifications as may be required under state securities or Blue Sky laws in connection with the subscription for and distribution of the Designated Securities by the Underwriters, (C) where applicable, the filing of approved listing particulars or an approved prospectus or other required documentation in accordance with the rules and regulations of any securities exchange and applicable law in connection with the listing of the Designated Securities on such securities exchange, (D) the qualification of the Indenture under the Trust Indenture Act and (E) such other consents, approvals, authorizations, orders, registrations or qualifications as have heretofore been, or will have been prior to each Time of Delivery (as defined in Section 5 hereof), obtained or made;

(q) There are no legal or governmental proceedings pending to which the Bank or any of its subsidiaries is a party or of which any property of the Bank or any of its subsidiaries is the subject, other than as set forth in the Statutory Prospectus and the Prospectus as amended or supplemented and other than litigation or proceedings which in each case will not have a material adverse effect on the business, financial condition, shareholders’ equity or results of operations of the Bank and its subsidiaries on a consolidated basis; and, to the best of the Bank’s knowledge, no such litigation or proceedings are threatened or contemplated by governmental authorities or threatened by others;

(r) PricewaterhouseCoopers LLP, who have certified certain financial statements of the Bank and its subsidiaries incorporated by reference in the Statutory Prospectus and the Prospectus, are independent public accountants as required by the Act and the rules and regulations of the Commission thereunder;

(s) The offer and sale of the Designated Securities or ADSs in the United States will not subject the Bank to registration under, or result in a violation of, the Investment Company Act of 1940, as amended (the “Investment Company Act”);

(t) Other than as described or set forth in the Registration Statement or the Statutory Prospectus and the Prospectus as amended or supplemented, no stamp or other similar issuance taxes or duties are payable by or on behalf of the Underwriters in the United Kingdom in connection with the issue of the Designated Securities, the conversion of the Designated Debt Securities into the Designated Shares, the deposit of the Designated Shares under the ADR Deposit Agreement, the issue of the Designated Securities to the Underwriters by the Bank or the consummation of the other transactions contemplated hereunder; and

(u) Other than as described or set forth in the Registration Statement or the Statutory Prospectus and the Prospectus as amended or supplemented, under current law applicable in the United Kingdom, all payments by the Bank in respect of the Designated Securities may be made without withholding or deduction for or on account of any taxes, duties assessments or charges of whatever nature imposed or levied by or on behalf of the United Kingdom or any political subdivision thereof or any authority therein or thereof having power to tax.

3. (a) Each Underwriter of Designated Securities represents and warrants to and agrees with the Bank that, in connection with the distribution of the Designated Securities, directly or indirectly, it (i) has only communicated or caused to be communicated, and will only communicate or cause to be communicated, any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (the “FSMA”)) received by it in connection with the issue or sale of any Designated Securities in circumstances in which Section 21(1) of the FSMA would not, if the Bank was not an authorized person, apply to the Bank; and (ii) has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the Designated Securities in, from or otherwise involving the United Kingdom; and

(b) Each Underwriter has represented and agreed that in relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”) with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”) it has not made and will not make an offer of the Designated Securities to the public in that Relevant Member State, other than, from and including the Relevant Implementation Date:

(i) if the Prospectus in relation to the applicable Designated Securities specifies that an offer of those Designated Securities may be made other than pursuant to Article 3(2) of the Prospectus Directive in that Relevant Member State (a non-exempt offer), following the date of publication of a prospectus in relation to such Designated Securities which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, provided that any such prospectus has subsequently been completed by the Prospectus contemplating such non-exempt offer, in accordance with the Prospectus Directive, in the period beginning and ending on the dates specified in such Prospectus;

(ii) to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(iii) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, all as shown in its last annual or consolidated accounts;

(iv) at any time to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the Underwriters; or

(v) in any other circumstances falling within Article 3(2) of the Prospectus Directive, save that no offer of the Designated Securities to the public shall be made in reliance on the numerical exemption otherwise available under Article 3(2)(b) of the Prospectus Directive.

provided, that no such offer of Designated Securities referred to in Clauses (ii)-(v) above shall require the Underwriters or the Bank to publish a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of the Designated Securities to the public” in relation to any Designated Securities in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the Designated Securities to be offered so as to enable an investor to decide to purchase or subscribe the Designated Securities, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

4. The several Underwriters are offering the Firm Securities for sale upon the terms and conditions set forth in the Statutory Prospectus and the Prospectus as amended and supplemented relating to such Designated Securities.

The Bank may specify in the Pricing Agreement relating to any Designated Securities that the Bank thereby grants to the Underwriters the right (an “Over-allotment Option”) to subscribe for at their election up to the aggregate principal amount or number of Optional Securities set forth in such Pricing Agreement, upon the terms and conditions referred to in the paragraph above, for the sole purpose of covering over-allotments in the sale of the Firm Securities. Any such election to subscribe for Optional Securities may be exercised by written notice from the Representatives to the Bank, given within a period specified in such Pricing Agreement, setting forth the aggregate principal amount or number of Optional Securities to be subscribed for and the date on which such Optional Securities are to be delivered, as determined by the Representatives but in no event earlier than the First Time of Delivery (as defined in Section 5 hereof) or, unless the Representatives and the Bank otherwise agree in writing, earlier than or later than the respective number of business days after the date of such notice set forth in such Pricing Agreement.

The principal amount or number of Optional Securities to be added to the principal amount or number of the Firm Securities to be subscribed for by each Underwriter as set forth in Schedule I to the Pricing Agreement relating to the

Designated Securities shall be, in each case, the aggregate principal amount or number of Optional Securities which the Bank has been advised by the Representatives have been attributed to such Underwriter; provided that, if the Bank has not been so advised, the aggregate principal amount or number of Optional Securities to be so added shall be, in each case, that proportion of Optional Securities which the aggregate principal amount or number of the Firm Securities to be subscribed for by such Underwriter under such Pricing Agreement bears to the aggregate principal amount or total number of Firm Securities, rounded as the Representatives may determine to the nearest $1,000 or whole number in the case of Designated Shares. The total aggregate principal amount or total number of Designated Securities to be subscribed for by all the Underwriters pursuant to such Pricing Agreement shall be the aggregate principal amount or total number of Firm Securities set forth in Schedule I to such Pricing Agreement plus the aggregate principal amount or total number of the Optional Securities for which the Underwriters elect to subscribe.

5. Designated Debt Securities to be subscribed for by each Underwriter pursuant to the Pricing Agreement will be represented by one or more global securities in book-entry form which will be deposited by, or on behalf of, the Bank with DTC or its designated custodian and Designated Shares to be subscribed for by each Underwriter pursuant to such Pricing Agreement will be represented by a certificate or share warrant to bearer delivered by the Bank to the ADR Depositary for deposit in accordance with the ADR Deposit Agreement, in each case against payment by such Underwriter or on its behalf of the subscription price therefor payable to the order of the Bank in same day funds. The time, place and date of such delivery of and payment for Firm Securities and Optional Securities shall be as specified in such Pricing Agreement, or at such other time, place and date as the Representatives and the Bank may agree upon in writing. Such time and date for delivery of the Firm Securities is herein called the “First Time of Delivery”, and such date and time for delivery of the Optional Securities, if not the First Time of Delivery, is herein called the “Second Time of Delivery” and each such time and date for delivery is herein called a “Time of Delivery”.

6. The Bank agrees with each of the Underwriters of Designated Securities:

(a) To prepare the Prospectus, as amended or supplemented in relation to the applicable Designated Securities, in a form approved by the Representatives and to file such Prospectus pursuant to Rule 424(b) under the Act not later than the Commission’s close of business on the second business day following the execution and delivery of the Pricing Agreement relating to such Designated Securities, or, if applicable, such earlier time as may be required by Rule 424(b) under the Act; to make no further amendment or any supplement to the Registration Statement or Prospectus as amended or supplemented after the date of the Pricing Agreement relating to such Designated Securities and prior to the last Time of Delivery for such Designated Securities which shall be disapproved by the Representatives for such Designated Securities promptly after reasonable notice thereof; to advise the Representatives, promptly after it receives notice thereof, of the time when the Registration Statement, or any amendment thereto, has been filed or becomes effective or any supplement to the Prospectus or any amended Prospectus has been filed and to furnish the Representatives with copies thereof; to file promptly all reports required to be filed by the Bank with the Commission pursuant to Section 13(a), 13(c) or 15(d) of the Exchange Act subsequent to the date of the Prospectus and for so long as the delivery of a prospectus (or a notice in lieu of a prospectus pursuant to Rule 173(a) under the Act) is required in connection with the offering or sale of such Designated Securities, and during such period to advise the Representatives, as soon as practicable after the Bank receives notice thereof, of the issuance by the Commission of any stop order or of any order preventing or suspending the use of any Preliminary Prospectus or Prospectus, of any notice of objection of the Commission to the use of the Registration Statement or any post-effective amendment thereto pursuant to Rule 401(g)(2) under the Act relating to the Designated Securities, of the suspension of the qualification of such Designated Debt Securities, Designated Shares or Designated ADSs for offering or sale in any U.S. jurisdiction, of the initiation or threatening of any proceeding for any such purpose, or of any request by the Commission for the amending or supplementing of the Registration Statement or Prospectus or for additional information; and, in the event of the issuance of any stop order or of any order preventing or suspending the use of any such Preliminary Prospectus or Prospectus, or of any such notice of objection or of any such suspension of any such qualification, to use promptly its best efforts to obtain its withdrawal;

(b) To pay the required Commission filing fees relating to the Designated Securities within the time required by Rule 456(b)(1) under the Act without regard to the proviso therein and otherwise in accordance with Rules 456(b) and 457(r) under the Securities Act;

(c) Promptly from time to time to take such action as the Representatives may reasonably request to qualify such Securities for offering and sale under the securities laws of such U.S. jurisdictions as the Representatives may request and to comply with such laws so as to permit the continuance of sales and dealings therein in such jurisdictions for as long as may be necessary to complete the distribution of such Securities, provided that in connection therewith the Bank shall not be required to qualify as a foreign corporation or to file a general consent to service of process in any jurisdiction or to take any other action which would subject it to service of process in suits other than those arising out of the offering or sale of such Securities in any U.S. jurisdiction;

(d) To furnish the Underwriters with copies of the Pricing Disclosure Package, the Prospectus as amended or supplemented and the Form 20-F and any other documents incorporated by reference in the Prospectus as amended or supplemented in such quantities as the Representatives may from time to time reasonably request, and, if the delivery of a prospectus (or a notice in lieu of a prospectus pursuant to Rule 173(a) under the Act) is required in connection with the offering or sale of such Securities at any time prior to the expiration of nine months from the date on which the offering of such Securities commenced (the “Commencement Date”) and if at such time any event shall have occurred as a result of which the Prospectus as then amended or supplemented would include an untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made when such Prospectus (or a notice in lieu of a prospectus pursuant to Rule 173(a) under the Act) is delivered, not misleading, or, if for any other reason it shall be necessary during such period to amend or supplement the Prospectus or to file under the Exchange Act any document incorporated by reference in the Prospectus in order to comply with the Act, the Exchange Act or the Trust Indenture Act, to notify the Representatives and upon their request to file such document and to prepare and furnish without charge to each Underwriter and to any dealer in securities as many copies as the Representatives may from time to time reasonably request of an amended Prospectus or a supplement to the Prospectus which will correct such statement or omission or effect such compliance, and in case any Underwriter is required to deliver a prospectus (or a notice in lieu of a prospectus pursuant to Rule 173(a) under the Act) in connection with sales of any of such Securities at any time nine months or more after the Commencement Date, upon the request of the Representatives but at the expense of such Underwriter, to prepare and deliver to such Underwriter as many copies as the Representatives may request of an amended or supplemented Prospectus complying with Section 10(a)(3) of the Act; provided, however, that if after the 90th day after the Commencement Date compliance with the foregoing provisions of this Section 6(c) would, in the opinion of United States counsel for the Bank, require inclusion in the Prospectus of financial statements or portions thereof not theretofore made publicly available by the Bank, or if the staff of the Commission shall require the inclusion of such financial statements, the Bank shall not be required to amend or supplement such Prospectus on or before April 30 of the year in which the next Annual Report on Form 20-F of the Bank is required to be filed with the Commission under the Exchange Act;

(e) To make generally available to its security holders as soon as practicable, but in any event not later than eighteen months after the effective date of the Registration Statement (as defined in Rule 158(c)), an earnings statement of the Bank and its subsidiaries (which need not be audited) complying with Section 11(a) of the Act and the rules and regulations thereunder (including, at the option of the Bank, Rule 158);

(f) Unless otherwise specified in the Pricing Agreement, during the period beginning from the date of the applicable Pricing Agreement relating to such Designated Securities and continuing to and including the earlier of (i) the termination of trading restrictions for such Designated Securities, as notified to the Bank by the Representatives, and (ii) the Time of Delivery for such Designated Securities, not to offer, sell, contract to sell or otherwise dispose of any securities of the Bank (other than pursuant to employee stock option or incentive plans or on the conversion of convertible securities outstanding on the date of this Agreement) which are substantially similar to such Designated Securities, without the prior written consent of the Representatives; and

(g) If required by Rule 430B(h) under the Act, to prepare a form of prospectus in a form approved by the Representatives and to file such form of prospectus pursuant to Rule 424(b) under the Act not later than may be required by Rule 424(b) under the Act; and to make no further amendment or supplement to such form of prospectus which shall be disapproved by the Representatives promptly after reasonable notice thereof.

7. (a) The Bank agrees to prepare a final term sheet, containing solely a description of the Designated Securities, in a form approved by the Representatives and to file such term sheet pursuant to Rule 433(d) under the Act within the time required by such Rule.

(b) The Bank and each Underwriter agree that the Underwriters may prepare and use any Free Writing Prospectus (i) which contains only information describing the preliminary terms of the Designated Securities or their offering, (ii) which contains only information that (A) describes the final terms of the Designated Securities or their offering and (B) is included in the final term sheet described in Section 7(a) above or (iii) that is otherwise required to be filed with the Commission.

(c) Each Underwriter represents that, other than as permitted under Section 7(b) above, it has not made and will not make any offer relating to the Designated Securities that would constitute a Free Writing Prospectus without the prior consent of the Bank and that Schedule III to the applicable Pricing Agreement is a complete list of any free writing prospectus for which the Underwriters have received such consent.

(d) The Bank represents and agrees that it has not made and will not make any offer relating to the Designated Securities that would constitute an Issuer Free Writing Prospectus without the prior consent of the Underwriters and that Schedule III to the applicable Pricing Agreement is a complete list of any Issuer Free Writing Prospectuses for which the Bank has received such consent.

(e) The Bank represents, warrants and agrees that it has complied and will comply with the requirements of Rule 433 under the Act applicable to any Issuer Free Writing Prospectus and that such Issuer Free Writing Prospectus will comply in all material respects with the requirements of the Act, including timely filing with the Commission or retention where required and legending.

(f) The Bank represents, warrants and agrees that if at any time prior to the time the Prospectus is filed with the Commission, any event occurred or occurs as a result of which the Pricing Disclosure Package conflicted or would conflict with the information contained in the Registration Statement (or any other registration statement relating to the Securities) or the Statutory Prospectus or included or would include an untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances prevailing at that subsequent time, not misleading, the Bank will give prompt notice thereof to the Representatives and, if requested by the Representatives, will prepare and furnish without charge to each Underwriter a Pricing Disclosure Package as amended or supplemented which will correct such conflict, untrue statement or omission; provided, however, that the Bank will prepare and furnish with charge to each Underwriter a Pricing Disclosure Package as amended or supplemented if such Pricing Disclosure Package was amended or supplemented solely as a result of an untrue statement or omission made in the Pricing Disclosure Package made in reliance upon and in conformity with written information furnished to the Bank by any Underwriter of Designated Securities through the Representatives expressly for use therein.

8. Except where otherwise provided in the applicable Pricing Agreement, the Bank covenants and agrees with the several Underwriters that the Bank will pay or cause to be paid the following to the extent applicable: (i) the fees, disbursements and expenses of the Bank’s counsel and accountants in connection with the registration of the Securities under the Act and all other expenses in connection with the preparation, printing and filing of the Registration Statement, the ADS Registration Statement, any Preliminary Prospectus, the Prospectus, any Issuer Free Writing Prospectus and (except as otherwise expressly provided in Section 6(c) hereof) amendments and supplements thereto and the mailing and delivering of copies thereof to the Underwriters and dealers; (ii) the cost of printing or producing this Agreement, any Pricing Agreement, the Indentures, the ADR Deposit Agreement and any Blue Sky and Legal Investment Memoranda; (iii) all expenses in connection with the qualification of the Securities for offering and sale under state securities laws as provided in Section 6(b) hereof, including the reasonable fees and disbursements of counsel for the Underwriters in connection with such qualification and in connection with the Blue Sky and legal investment surveys; (iv) any fees charged by any securities rating services for rating the Designated Securities; (v) any filing fees incident to securing any required review by the Financial Industry Regulatory Authority of the terms of the sale of the Designated Securities; (vi) all expenses in connection with the obtaining of any approval of the Bank’s shareholders to the allotment and issuance of the Designated Securities; (vii) all expenses and listing fees in connection with the listing of the Designated Securities on any securities exchange; (viii) the cost of preparing ADRs evidencing Designated ADSs and the delivery of the Designated ADSs to the Underwriters, including any capital, stamp or other similar tax or duty payable upon the issue of the Designated ADSs (but excluding any interest or penalties becoming payable as a result of the person (other than the Bank) who is accountable by applicable law to the relevant tax authority in respect of any such tax or duty failing to make timely payment of such tax or duty); (ix) the cost of preparing and authenticating certificates for the Designated Debt Securities; (x) the cost of preparing stock certificates or share warrants; (xi) the fees and expenses of the Trustee, any agent of the Trustee and the fees and disbursements for counsel of the Trustee in connection with the Designated Debt Securities and the Indentures; (xii) the costs and expenses of the deposit of the Designated Shares by the Bank under the ADR Deposit Agreement in exchange for ADRs issued thereunder, including the charges of the ADR Depositary in connection therewith; (xiii) the fees and expenses (including reasonable fees and disbursements of counsel) of the ADR Depositary and any custodian appointed under the ADR Deposit Agreement other than the fees and expenses to be paid by holders of ADRs (other than the Underwriters, in connection with the initial subscription for ADSs and the Designated Shares); (xiv) the costs and charges of any transfer agent or registrar; (xv) all stamp, registration and other similar taxes and duties payable in connection with the issue of the Designated Securities as contemplated by this Agreement; (xvi) all expenses incurred for preparing, reproducing and filing any Issuer Free Writing Prospectus; and (xvii) all other costs and expenses incident to the performance of its obligations hereunder, under the applicable Pricing Agreement and under the ADR Deposit Agreement which are not otherwise specifically provided for in this Section 8. It is understood, however, that, except as provided in this Section 8, Section 6(c), Section 10 and Section 13 hereof and in the Pricing Agreement, the Underwriters will pay all of their own costs and expenses, including the fees of their counsel, transfer taxes on sales of any of the Designated Securities by them (excluding, for the avoidance of doubt, sales contemplated by this Agreement), and any advertising expenses connected with any offers they may make.

9. The obligations of the Underwriters under the Pricing Agreement relating to such Designated Securities shall be subject, in their reasonable discretion, to the condition that all representations and warranties and other statements of the

Bank herein are, at and as of such Time of Delivery, true and correct, the condition that the Bank shall have performed all of its obligations hereunder theretofore to be performed, and, except as otherwise provided in the Pricing Agreement, the following additional conditions:

(a) The final term sheet contemplated by Section 7(a) shall have been filed by the Bank with the Commission within the time period prescribed by Rule 433(d) under the Act; the Prospectus as amended or supplemented shall have been filed with the Commission pursuant to Rule 424(b) within the applicable time period prescribed for such filing by the rules and regulations of the Commission under the Act and in accordance with Section 6(a) hereof; no stop order suspending the effectiveness of the Registration Statement or any part thereof shall have been issued and no proceeding for that purpose shall have been initiated or threatened by the Commission and no notice of objection of the Commission to the use of the Registration Statement or any post-effective amendment thereto pursuant to Rule 401(g)(2) under the Act shall have been received; and all requests to the Bank for additional information on the part of the Commission shall have been complied with to the Representatives’ reasonable satisfaction;

(b) United States and (if requested) English legal counsel for the Underwriters, shall have furnished to the Representatives such opinion or opinions, dated such Time of Delivery for such Designated Securities, in form and substance reasonably satisfactory to the Representatives;

(c) Sullivan & Cromwell LLP, United States legal counsel for the Bank, shall have furnished to the Representatives their written opinion, dated such Time of Delivery for such Designated Securities, in form and substance reasonably satisfactory to the Representatives;

(d) Clifford Chance LLP, English legal counsel for the Bank, shall have furnished to the Representatives their written opinion, dated the Time of Delivery for such Designated Securities, in form and substance reasonably satisfactory to the Representatives;

(e) In the event that the Designated Securities are being offered in the form of ADSs, United States counsel to the ADR Depositary shall have furnished to the Representatives their written opinion, dated the Time of Delivery for such Designated Securities, in form and substance reasonably satisfactory to the Representatives to the effect that (i) the ADR Deposit Agreement has been duly authorized, executed and delivered by the ADR Depositary and constitutes a valid and legally binding obligation of the ADR Depositary and (ii) the Designated ADSs when issued under and in accordance with the provisions of the ADR Deposit Agreement to evidence the Designated Shares will entitle the holders thereof to the rights specified therein and in the ADR Deposit Agreement;

(f) At the Applicable Time relating to such Designated Securities and also at the Time of Delivery for such Designated Securities, PricewaterhouseCoopers LLP shall have furnished to the Representatives a letter or letters, dated the date of the Applicable Time and a letter dated such Time of Delivery, respectively, in form and substance reasonably satisfactory to the Representatives to the effect set forth in Annex I to the Pricing Agreement;

(g) Since the Applicable Time relating to the Designated Securities, there shall not have been, otherwise than as set forth or contemplated in the Statutory Prospectus and the Prospectus as amended or supplemented, (i) any material change in the share capital, undated loan capital or dated loan capital of the Bank other than such changes as have been disclosed to the Representatives, or (ii) any material change in or affecting the business, financial condition, shareholders’ equity or results of operations of the Bank and its subsidiaries on a consolidated basis, the effect of which in each case is, in the Representatives’ judgment after consultation with the Bank, so material and adverse as to make it impracticable or inadvisable to proceed with the public offering or the delivery of the Designated Securities, on the terms and in the manner contemplated in the Statutory Prospectus and the Prospectus as amended or supplemented;

(h) Since the Applicable Time relating to the Designated Securities, (i) no downgrading shall have occurred in the rating accorded the Bank’s debt securities or preferred stock by Moody’s Investors Services, Inc. or Standard & Poor’s Corporation and (ii) neither such organization shall have publicly announced that it has under surveillance or review, with possible negative implications, its rating of any of the Bank’s debt securities or preferred stock;

(i) Since the Applicable Time relating to the Designated Securities (i) neither the United States nor the United Kingdom shall have become engaged in hostilities which have resulted in the declaration of a national emergency or war, (ii) there shall not have been any generally published change or development involving a prospective change in U.S. or United Kingdom taxation directly affecting the Designated Securities or the imposition of exchange controls by the United States or the United Kingdom, (iii) there shall not have been a suspension or material limitation in trading in securities generally or in securities of the Bank on the New York Stock Exchange or the London Stock Exchange, or a general moratorium on commercial banking activities in New York declared by either U.S. federal or New York state authorities or a general moratorium on commercial banking activities in the United Kingdom declared by authorities in the United Kingdom, the effect of which in the case of (i), (ii) or (iii), in the judgment of the Representatives after consultation with the Bank, makes it impracticable or inadvisable to proceed with the public offering or the delivery of the Designated Securities on the terms and in the manner contemplated in the Statutory Prospectus and the Prospectus as amended or supplemented;

(j) The Bank shall have furnished or caused to be furnished to the Representatives at the Time of Delivery for the Designated Securities, certificates of directors or officers of the Bank, reasonably satisfactory to the Representatives as to the accuracy of the representations and warranties of the Bank herein at and as of such Time of Delivery and as to the performance by the Bank of all its obligations hereunder to be performed at or prior to such Time of Delivery, and the Bank shall have furnished to the Representatives certificates of directors or officers of the Bank, reasonably satisfactory to the Representatives, as to the matters set forth in Section 9(a) hereof; and

(k) The Bank shall have furnished or caused to have furnished or caused to be furnished such other documents as reasonably requested by the Representatives and set forth in the Pricing Agreement.

10. (a) The Bank will indemnify and hold harmless each Underwriter against any losses, claims, damages or liabilities, joint or several, to which such Underwriter may become subject, under the Act or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon an untrue statement or alleged untrue statement of a material fact contained in any Preliminary Prospectus, any preliminary prospectus supplement, the Registration Statement, the ADS Registration Statement, the Statutory Prospectus, the Prospectus as amended or supplemented, the Pricing Disclosure Package, any Issuer Free Writing Prospectus, any “issuer information” (as defined in Rule 433(h)(2) under the Act) filed or required to be filed pursuant to Rule 433(d) under the Act and any other prospectus relating to the Designated Securities, or any amendment or supplement thereto, or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, and will reimburse each Underwriter for any legal or other expenses reasonably incurred by such Underwriter in connection with investigating or defending any such action or claim; provided, however, that the Bank shall not be liable in any such case to the extent that any such loss, claim, damage or liability arises out of or is based upon an untrue statement or alleged untrue statement or omission or alleged omission made in any Preliminary Prospectus, any preliminary prospectus supplement, the Registration Statement, the ADS Registration Statement, the Statutory Prospectus, the Pricing Disclosure Package, the Prospectus as amended or supplemented, any Issuer Free Writing Prospectus, any other prospectus relating to the Designated Securities or any such amendment or supplement, in reliance upon and in conformity with written information furnished to the Bank by any Underwriter of Designated Securities through the Representatives expressly for use therein.

(b) Each Underwriter will indemnify and hold harmless the Bank against any losses, claims, damages or liabilities to which the Bank may become subject, under the Act or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon an untrue statement or alleged untrue statement of a material fact contained in any Preliminary Prospectus, any preliminary prospectus supplement, the Registration Statement, the Statutory Prospectus, the Pricing Disclosure Package, the Prospectus as amended or supplemented, any Issuer Free Writing Prospectus and any other prospectus relating to the Designated Securities, or any amendment or supplement thereto, or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, in each case to the extent, but only to the extent, that such untrue statement or alleged untrue statement or omission or alleged omission was made in any Preliminary Prospectus, any preliminary prospectus supplement, the Registration Statement, the Statutory Prospectus, the Pricing Disclosure Package, the Prospectus, as amended or supplemented, any Issuer Free Writing Prospectus and any other prospectus relating to the Designated Securities, or any such amendment or supplement, in reliance upon and in conformity with written information furnished to the Bank by such Underwriter through the Representatives expressly for use therein; and will reimburse the Bank for any legal or other expenses reasonably incurred by the Bank in connection with investigating or defending any such action or claim.

(c) Promptly after receipt by an indemnified party under subsection (a) or (b) above of notice of the commencement of any action, such indemnified party shall, if a claim in respect thereof is to be made against the indemnifying party under such subsection, notify the indemnifying party in writing of the commencement thereof; but the omission so to notify the indemnifying party shall not relieve it from any liability which it may have to any indemnified party otherwise than under such subsection. In case any such action shall be brought against any indemnified party and it shall notify the indemnifying party of the commencement thereof, the indemnifying party shall be entitled to participate therein and, to the extent that it shall wish, jointly with any other indemnifying party similarly notified, to assume the defense thereof, with counsel satisfactory to such indemnified party (who shall not, except with the consent of the indemnified party, be counsel to the indemnifying party), and, after notice from the indemnifying party shall not be liable to such indemnified party under such subsection for any legal expenses of other counsel or any other expenses, in each case subsequently incurred by such indemnified party, in connection with the defense thereof other than reasonable costs of investigation.

(d) If the indemnification provided for in this Section 10 is unavailable or insufficient to hold harmless an indemnified party under subsection (a) or (b) above in respect of any losses, claims, damages or liabilities (or actions in respect thereof) referred to therein, then each indemnifying party shall contribute to the amount paid or payable by such indemnified party as a result of such losses, claims, damages or liabilities (or actions in respect thereof) in such proportion as is appropriate to reflect the relative benefits received by the Bank on the one hand and the Underwriters of the Designated Securities on the other from the offering of the Designated Securities to which such loss, claim, damage or liability (or action in respect thereof) relates. If, however, the allocation provided by the immediately preceding sentence is not permitted by applicable law or if the indemnified party failed to give the notice required under subsection (c) above, then each indemnifying party shall contribute to such amount paid or payable by such indemnified party in such proportion as is appropriate to reflect not only such relative benefits but also the relative fault of the Bank on the one hand and the Underwriters of the Designated Securities on the other in connection with the statements or omissions which resulted in such losses, claims, damages or liabilities (or actions in respect thereof), as well as any other relevant equitable considerations. The relative benefits received by the Bank on the one hand and such Underwriters on the other shall be deemed to be in the same proportion as the total net proceeds from such offering (before deducting expenses) received by the Bank bear to the total underwriting discounts and commissions received by such Underwriters. The relative fault shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the Bank on the one hand or such Underwriters on the other and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission. The Bank and the Underwriters agree that it would not be just and equitable if contribution pursuant to this subsection (d) were determined by pro rata allocation (even if the Underwriters were treated as one entity for such purpose) or by any other method of allocation which does not take account of the equitable considerations referred to above in this subsection (d). The amount paid or payable by an indemnified party as a result of the losses, claims, damages or liabilities (or actions in respect thereof) referred to above in this subsection (d) shall be deemed to include any legal or other expenses reasonably incurred by such indemnified party in connection with investigating or defending any such action or claim. Notwithstanding the provisions of this subsection (d), no Underwriter shall be required to contribute any amount in excess of the amount by which the total price at which the applicable Designated Securities underwritten by it and distributed to the public were offered to the public exceeds the amount of any damages which such Underwriter has otherwise been required to pay by reason of such untrue or alleged untrue statement or omission or alleged omission. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation. The obligations of the Underwriters of Designated Securities in this subsection (d) to contribute are several in proportion to their respective underwriting obligations with respect to such Designated Securities and not joint.

(e) The obligations of the Bank under this Section 10 shall be in addition to any liability which the Bank may otherwise have and shall extend, upon the same terms and conditions, to each person, if any, who controls any Underwriter within the meaning of the Act; and the obligations of the Underwriters under this Section 10 shall be in addition to any liability which the respective Underwriters may otherwise have and shall extend, upon the same terms and conditions, to each officer and director of the Bank (including any person who, with this consent, is named in Registration Statement, as about to become a director of the Bank), to the authorized representative of the Bank in the United States and to each person, if any, who controls the Bank within the meaning of the Act.

11. (a) If any Underwriter shall default in its obligation to subscribe for the Designated Securities for which it has agreed to subscribe under the Pricing Agreement relating to the Designated Securities at a Time of Delivery, the Representatives may in their discretion arrange for themselves or another party or other parties to subscribe for such Designated Securities on the terms contained herein. If within thirty-six hours after such default by any Underwriter the Representatives do not arrange for the subscription for such Designated Securities, then the Bank shall be entitled to a further period of thirty-six hours within which to procure another party or other parties satisfactory to the Representatives to subscribe for such Designated Securities on such terms. In the event that, within the respective prescribed periods, the Representatives notify the Bank that they have so arranged for the subscription for such Designated Securities, or the Bank notifies the Representatives that it has so arranged for the subscription for such Designated Securities, the Representatives or the Bank shall have the right to postpone such Time of Delivery for a period of not more than seven days, in order to effect whatever changes may thereby be made necessary in the Registration Statement, the Pricing Disclosure Package, the Statutory Prospectus or the Prospectus as amended or supplemented, or in any other documents or arrangements, and the Bank agrees to file promptly any amendments or supplements to the Registration Statement, the Pricing Disclosure Package, the Statutory Prospectus or the Prospectus which in the opinion of the Representatives may thereby be made necessary. The term “Underwriter” as used in this Agreement shall include any person substituted under this Section 11 with like effect as if such person had originally been a party to the Pricing Agreement with respect to such Designated Securities.

(b) If, after giving effect to any arrangements for the subscription for the Designated Securities of a defaulting Underwriter or Underwriters by the Representatives and the Bank as provided in subsection (a) above, the aggregate principal amount or number of such Designated Securities which remains unsubscribed for does not exceed one-eleventh of the aggregate principal amount or number of all the Designated Securities to be subscribed for at such Time of Delivery, then the Bank shall have the right to require each non-defaulting Underwriter to subscribe for the Designated Securities for which such Underwriter agreed to subscribe hereunder at such Time of Delivery and, in addition, to require each non-defaulting Underwriter to subscribe for its pro rata share (based on the principal amount or number of Designated Securities for which such Underwriter agreed to subscribe hereunder) of the Designated Securities of such defaulting Underwriter or Underwriters for which such arrangements have not been made; but nothing herein shall relieve a defaulting Underwriter from liability for its default.

(c) If, after giving effect to any arrangements for the subscription for the Designated Securities of a defaulting Underwriter or Underwriters by the Representatives and the Bank as provided in subsection (a) above, the aggregate principal amount or number of such Designated Securities which remains unsubscribed for exceeds one-eleventh of the aggregate principal amount or number of all the Designated Securities to be subscribed for at such Time of Delivery, or if the Bank shall not exercise the right described in subsection (b) above to require non-defaulting Underwriters to subscribe for Designated Securities of a defaulting Underwriter or Underwriters, then the Pricing Agreement relating to such Designated Securities (or, with respect to the Second Time of Delivery, the obligation of the Underwriters to subscribe for and of the Bank to issue the Optional Securities) shall thereupon terminate, without liability on the part of any non-defaulting Underwriter or the Bank, except for the expenses to be borne by the Bank and the Underwriters as provided in Section 6 hereof and the indemnity and contribution agreements in Section 10 hereof; but nothing herein shall relieve a defaulting Underwriter from liability for its default.

12. The respective indemnities, agreements, representations, warranties and other statements of the Bank and the several Underwriters, as set forth in this Agreement or made by or on behalf of them, respectively, pursuant to this Agreement, shall remain in full force and effect, regardless of any investigation (or any statement as to the results thereof) made by or on behalf of any Underwriter or any controlling person of any Underwriter, or the Bank, or any officer or director or controlling person of the Bank, and shall survive delivery of and payment for the Designated Securities.

13. If any Pricing Agreement shall be terminated pursuant to Section 11 hereof, the Bank shall not then be under any liability to any Underwriter with respect to the Designated Security covered by such Designated Securities except as provided in Section 8 and Section 10 hereof; but, if for any other reason, any Designated Securities are not delivered by or on behalf of the Bank as provided herein, the Bank will reimburse the Underwriters through the Representatives for all out-of-pocket expenses approved in writing by the Representatives, including fees and disbursements of counsel, reasonably incurred by the Underwriters in making preparations for the subscription for, sale and delivery of the such Designated Securities not so delivered, but the Bank shall then be under no further liability to any Underwriter except as provided in Section 8 and Section 10 hereof.

14. In all dealings hereunder, the Representatives of the Underwriters of the Designated Securities shall act on behalf of each of the Underwriters, and the parties hereto shall be entitled to act and rely upon any statement, request, notice or agreement on behalf of any Underwriter made or given by such Representatives jointly or by such Representatives, if any, as may be designated for such purpose in the Pricing Agreement relating to such Designated Securities.

All statements, requests, notices and agreements hereunder shall be in writing or by telegram, promptly confirmed in writing, and if to the Underwriters shall be sufficient in all respects if delivered or sent by registered mail to the address of the Representatives as set forth in the Pricing Agreement relating to the Designated Securities; and if to the Bank shall be delivered or sent by registered mail to the address of the Bank set forth in the Registration Statement, Attention: Secretary; provided, however, that any notice to an Underwriter pursuant to Section 10(c) hereof shall be delivered or sent by registered mail, telex or facsimile transmission to such Underwriter at its address set forth in its Underwriters’ Questionnaire, or telex constituting such Questionnaire, which address will be supplied to the Bank by the Representatives upon request. Any such statements, requests, notices or agreements shall take effect upon receipt thereof.

15. This Agreement and each Pricing Agreement shall be binding upon, and inure solely to the benefit of, the Underwriters, the Bank and, to the extent provided in Sections 10 and 12 hereof, the officers and directors of the Bank and each person who controls the Bank or any Underwriter, and their respective heirs, executors, administrators, successors and assigns, and no other person shall acquire or have any right under or by virtue of this Agreement or any such Pricing Agreement. No purchaser of any of the Designated Securities from any Underwriter shall be deemed a successor or assign by reason merely of such purchase.

16. The Bank acknowledges and agrees that: (i) the issue and subscription of the Designated Securities pursuant to this Agreement and each Pricing Agreement, including the determination of the public offering price of the Designated Securities and any related discounts and commissions, is an arm’s-length commercial transaction between the Bank, on the one hand, and the several Underwriters, on the other hand; (ii) in connection with each transaction contemplated hereby and the process leading to each such transaction each Underwriter is and has been acting solely as a principal and is not the agent or fiduciary of the Bank or its affiliates (other than, if applicable, itself), stockholders, creditors or employees or any other party; (iii) no

Underwriter has assumed or will assume an advisory or fiduciary responsibility in favor of the Bank with respect to any of the transactions contemplated hereby or the process leading thereto (irrespective of whether such Underwriter has advised or is currently advising the Bank on other matters) and no Underwriter has any obligation to the Bank with respect to the offering contemplated hereby except the obligations expressly set forth in this Agreement; (iv) the several Underwriters and their respective affiliates may be engaged in a broad range of transactions that involve interests that differ from those of the Bank; and (v) the Underwriters have not provided any legal, accounting, regulatory or tax advice with respect to the offering contemplated hereby and the Bank has consulted its own legal, accounting, regulatory and tax advisors to the extent it deemed appropriate.

17. The Bank agrees that any legal suit, action or proceeding brought by any Underwriter or by any person controlling any Underwriter, arising out of or based upon this Agreement or any Pricing Agreement may be instituted in any state or federal court in The City and State of New York, and waives any objection which it may now or hereafter have to the laying of venue of any such proceeding, and irrevocably submits to the jurisdiction of such courts in any such proceeding. The Bank hereby designates Barclays Bank PLC (New York Branch) as its authorized agent (the “Authorized Agent”) upon which process may be served in any action based on this Agreement or any Pricing Agreement which may be instituted in any state or federal court in The City and State of New York by an Underwriter and expressly accepts the jurisdiction of any such court in respect of such action. Such designation shall be irrevocable. The Bank represents and warrants that it will cause Barclays Bank PLC (New York Branch) to act as said agent for service of process, and the Bank agrees to take any and all action, including the filing of any and all documents and instruments, that may be necessary to continue such designation in full force and effect as aforesaid. Service of process upon the Authorized Agent and written notice of such service to the Bank (mailed or delivered to the Bank at its respective address as aforesaid) shall be deemed, in every respect, effective service of process upon the Bank. Notwithstanding the foregoing, any action based on this Agreement or any Pricing Agreement may be instituted by any Underwriter in any competent court in England.

18. Time shall be of the essence of each Pricing Agreement. As used herein, the term “business day” shall mean any day when the Commission’s office in Washington, D.C. is open for business.

19. This Agreement and each Pricing Agreement shall be governed by, and construed in accordance, with the laws of the State of New York.

20. Each Pricing Agreement may be executed by any one or more of the parties hereto in any number of counterparts, each of which shall be deemed to be an original, but all such counterparts shall together constitute one and the same instrument.

Dated as of October 6, 2010

Very truly yours,

BARCLAYS BANK PLC

/s/ Steven Penketh
Name:	Steven Penketh
Title:	Managing Director, Capital Issuance and Securitisation

Underwriting Agreement

Annex 1

Pricing Agreement

Pricing Agreement

[—]

[—]

As representative of the several Underwriters

  named in Schedule I (the “Representative”)

Ladies and Gentlemen:

Barclays Bank PLC (the “Bank”) proposes to issue $[—] aggregate principal amount of [—]% [Senior][Subordinated] Notes due [—] (the “Notes”). Each of the Underwriters hereby undertakes to purchase at the subscription price set forth in Schedule II hereto, the amount of Notes set forth opposite the name of such Underwriter in Schedule I hereto, such payment to be made at the Time of Delivery set forth in Schedule II hereto. The obligations of the Underwriters hereunder are several but not joint.

Each of the provisions of the Underwriting Agreement—Standard Provisions, dated October 6, 2010 (the “Underwriting Agreement”), is incorporated herein by reference in its entirety, and shall be deemed to be a part of this Agreement to the same extent as if such provisions had been set forth in full herein; and each of the representations and warranties set forth therein shall be deemed to have been made at and as of the date of this Agreement, except that each representation and warranty with respect to the Prospectus in Section 2 of the Underwriting Agreement shall be deemed to be a representation and warranty as of the date of the Prospectus and also a representation and warranty as of the date of this Agreement in relation to the Prospectus as amended or supplemented relating to the Notes. Each reference to the Representatives herein and in the provisions of the Underwriting Agreement so incorporated by reference shall be deemed to refer to you. Unless otherwise defined herein, terms defined in the Underwriting Agreement are used herein as therein defined. The Representative designated to act on behalf of each of the Underwriters of Designated Securities pursuant to Section 14 of the Underwriting Agreement and the address referred to in such Section 14 is set forth in Schedule II hereto.

An amendment to the Registration Statement, or a supplement to the Prospectus, as the case may be, relating to the Designated Securities, in the form heretofore delivered to you, is now proposed to be filed with the Commission.

The Applicable Time for purposes of this Pricing Agreement is [—] New York time on [—]. Each “free writing prospectus” as defined in Rule 405 under the Securities Act for which each party hereto has received consent to use in accordance with Section 7 of the Underwriting Agreement is listed in Schedule III hereto and is attached as Exhibit A hereto.

If the foregoing is in accordance with your understanding, please sign and return to us the counterpart hereof, and upon acceptance hereof by you, on behalf of each of the Underwriters, this letter and such acceptance hereof, including the provisions of the Underwriting Agreement incorporated herein by reference, shall constitute a binding agreement between each of the Underwriters on the one hand and the Bank on the other.

Very truly yours,

BARCLAYS BANK PLC

Name:
Title:

Pricing Agreement

Accepted as of the date hereof at New York, New York On behalf of itself and each of the other Underwriters

Name:
Title:

SCHEDULE I

Underwriter	Principal Amount of Notes

[—]	$	[	—]
[—]	$	[	—]
[—]	$	[	—]

Total	$	[	—]

SCHEDULE II

Title of Designated Securities

[—]% [Senior][Subordinated] Notes due [—]

Price to Public:

[—]% of principal amount

Subscription Price by Underwriters:

[—]% of principal amount

Form of Designated Securities:

The Notes will be represented by one or more global notes registered in the name of Cede & Co., as nominee of The Depository Trust Company issued pursuant to the [Senior Debt Indenture dated September 16, 2004][Dated Subordinated Debt Indenture dated October [—], 2010] between Barclays Bank PLC and The Bank of New York Mellon.

Securities Exchange, if any:

[None][—]

Interest Rate:

Interest will accrue on the Notes from the date of their issuance. Interest will accrue on the Notes at a rate of [—]% per year from and including the date of issuance.

Interest Payment Dates:

Interest will be payable semi-annually in arrear on [—] and [—] of each year, commencing on [—].

Record Dates:

The 15th calendar day preceding each Interest Payment Date, whether or not such day is a Business Day.

Sinking Fund Provisions:

No sinking fund provisions.

Redemption Provisions for Notes:

The Notes are redeemable, at the option of the Bank, [(i)] in the event of various tax law changes and other limited circumstances that require the Bank to pay additional amounts on the Notes[, and (ii) in the event of certain regulatory changes or events, as specified in the prospectus supplement dated [—] relating to the Notes].

Time of Delivery:

[—] by [9:30 am] New York time.

Specified Funds for Payment of Subscription Price of Designated Securities:

By wire transfer to a bank account specified by the Bank in same day funds.

Value Added Tax:

(a)	If the Bank is obliged to pay any sum to the Underwriters under this Agreement and any value added tax (“VAT”) is properly charged on such amount, the Bank shall pay to the Underwriters an amount equal to such VAT on receipt of a valid VAT invoice;

(b)	If the Bank is obliged to pay a sum to the Underwriters under this Agreement for any fee, cost, charge or expense properly incurred under or in connection with this Agreement (the “Relevant Cost”) and no VAT is payable by the Bank in respect of the Relevant Cost under paragraph (a) above, the Bank shall pay to the Underwriters an amount which:

(i)	if for VAT purposes the Relevant Cost is consideration for a supply of goods or services made to the Underwriters, is equal to any input VAT incurred by the Underwriters on that supply of goods and services, but only if and to the extent that the Underwriters are unable to recover such input VAT from HM Revenue & Customs (whether by repayment or credit) provided, however, that the Underwriters shall reimburse the Bank for any amount paid by the Bank in respect of irrecoverable input VAT pursuant to this paragraph (i) if and to the extent such input VAT is subsequently recovered from HM Revenue & Customs (whether by repayment or credit);

(ii)	if for VAT purposes the Relevant Cost is a disbursement properly incurred by the Underwriters under or in connection with this Agreement as agent on behalf of the Bank, is equal to any VAT paid on the Relevant Cost by the Underwriters provided, however, that the Underwriters shall use best endeavors to procure that the actual supplier of the goods or services which the Underwriters received as agent issues a valid VAT invoice to the Bank.

Closing Location: [—]

Name and address of Representative:

Designated Representative: [—]

Address for Notices:

[—]

Selling Restrictions:

Each Underwriter of Designated Securities represents to and agrees with the Bank that, in connection with the distribution of the Designated Securities, directly or indirectly, it (i) has only communicated or caused to be communicated, and will only communicate or cause to be communicated, any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (the “FSMA”)) received by it in connection with the issue or sale of any Designated Securities in circumstances in which Section 21(1) of the FSMA would not, if the Bank was not an authorized person, apply to the Bank; and (ii) has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the Designated Securities in, from or otherwise involving the United Kingdom;

Each Underwriter severally represents and agrees that in relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”) with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”) it has not made and will not make an offer of the Designated Securities to the public in that Relevant Member State, other than, from and including the Relevant Implementation Date:

(i) [if the relevant prospectus supplement in relation to the securities specifies that an offer of those securities may be made other than pursuant to Article 3(2) of the Prospectus Directive in that relevant member state (a non-exempt offer), following the date of publication of a prospectus in relation to such securities which has been approved by the competent authority in that relevant member state or, where appropriate, approved in another relevant member state and notified to the competent authority in that relevant member state, provided that any such prospectus has subsequently been completed by the prospectus supplement contemplating such non-exempt offer, in accordance with the Prospectus Directive, in the period beginning and ending on the dates specified in such prospectus supplement];

(ii) to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(iii) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000; and (3) an annual net turnover of more than €50,000,000, all as shown in its last annual or consolidated accounts;

(iv) [to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the relevant underwriters, dealers and/or agents nominated by us for any such offer]; or

(v) in any other circumstances falling within Article 3(2) of the Prospectus Directive, save that no offer of the Designated Securities to the public shall be made in reliance on the numerical exemption otherwise available under Article 3(2)(b) of the Prospectus Directive, provided, that no such offer of the Designated Securities [referred to in Clauses (ii)-(v) above] shall require the Underwriter or the Bank to publish a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of the Designated Securities to the public” in relation to any Designated Securities in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the Designated Securities to be offered so as to enable an investor to decide to purchase or subscribe the Designated Securities, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Other Terms and Conditions:

As set forth in the prospectus supplement dated [—] relating to the Notes, incorporating the Prospectus dated [—] relating to the Notes.

SCHEDULE III

Issuer Free Writing Prospectus:

Final Term Sheet, dated [—], attached hereto as Exhibit A.

EXHIBIT A

Final Term Sheet, dated [—]

Exhibit 1.2

Pricing Agreement

October 6, 2010

Barclays Capital Inc.

As representative of the several Underwriters

named in Schedule I (the “Representative”)

Ladies and Gentlemen:

Barclays Bank PLC (the “Bank”) proposes to issue $1,250,000,000 aggregate principal amount of 5.140% Lower Tier 2 Notes due October 2020 (the “Notes”). Each of the Underwriters hereby undertakes to purchase at the subscription price set forth in Schedule II hereto, the amount of Notes set forth opposite the name of such Underwriter in Schedule I hereto, such payment to be made at the Time of Delivery set forth in Schedule II hereto. The obligations of the Underwriters hereunder are several but not joint.

Each of the provisions of the Underwriting Agreement—Standard Provisions, dated October 6, 2010 (the “Underwriting Agreement”), is incorporated herein by reference in its entirety, and shall be deemed to be a part of this Agreement to the same extent as if such provisions had been set forth in full herein; and each of the representations and warranties set forth therein shall be deemed to have been made at and as of the date of this Agreement, except that each representation and warranty with respect to the Prospectus in Section 2 of the Underwriting Agreement shall be deemed to be a representation and warranty as of the date of the Prospectus and also a representation and warranty as of the date of this Agreement in relation to the Prospectus as amended or supplemented relating to the Notes. Each reference to the Representatives herein and in the provisions of the Underwriting Agreement so incorporated by reference shall be deemed to refer to you. Unless otherwise defined herein, terms defined in the Underwriting Agreement are used herein as therein defined. The Representative designated to act on behalf of each of the Underwriters of Designated Securities pursuant to Section 14 of the Underwriting Agreement and the address referred to in such Section 14 is set forth in Schedule II hereto.

An amendment to the Registration Statement, or a supplement to the Prospectus, as the case may be, relating to the Designated Securities, in the form heretofore delivered to you, is now proposed to be filed with the Commission.

The Applicable Time for purposes of this Pricing Agreement is 5.00 p.m. New York time on October 6, 2010. Each “free writing prospectus” as defined in Rule 405 under the Securities Act for which each party hereto has received consent to use in accordance with Section 7 of the Underwriting Agreement is listed in Schedule III hereto and is attached as Exhibit A hereto.

If the foregoing is in accordance with your understanding, please sign and return to us the counterpart hereof, and upon acceptance hereof by you, on behalf of each of the Underwriters, this letter and such acceptance hereof, including the provisions of the Underwriting Agreement incorporated herein by reference, shall constitute a binding agreement between each of the Underwriters on the one hand and the Bank on the other.

Very truly yours,

BARCLAYS BANK PLC

/s/ Steven Penketh
Name: Steven Penketh
Title: Managing Director, Capital Issuance and Securitisation

Pricing Agreement

Accepted as of the date hereof at New York, New York

On behalf of itself and each of the other Underwriters

BARCLAYS CAPITAL INC.

/s/ Anne Daley-Gordon
Name: Anne Daley-Gordon
Title: Managing Director

Pricing Agreement

SCHEDULE I

Underwriter	Principal Amount of Notes

Barclays Capital Inc.	$1,137,500,000
CIBC World Markets Corp.	$18,750,000
Fifth Third Securities, Inc.	$18,750,000
RBC Capital Markets Corporation	$18,750,000
SunTrust Robinson Humphrey, Inc.	$18,750,000
U.S. Bancorp Investments, Inc.	$18,750,000
Wells Fargo Securities, LLC	$18,750,000

Total	$1,250,000,000

I-1

SCHEDULE II

Title of Designated Securities

5.140% Lower Tier 2 Notes due October 2020

Price to Public:

99.93% of principal amount

Subscription Price by Underwriters:

99.48% of principal amount

Form of Designated Securities:

The Notes will be represented by one or more global notes registered in the name of Cede & Co., as nominee of The Depository Trust Company issued pursuant to the Dated Subordinated Debt Securities Indenture to be entered into prior to or on October 14, 2010 between Barclays Bank PLC and The Bank of New York Mellon.

Securities Exchange, if any:

New York Stock Exchange

Interest Rate:

Interest will accrue on the Notes from the date of their issuance. Interest will accrue on the Notes at a rate of 5.140% per year from and including the date of issuance.

Interest Payment Dates:

Interest will be payable semi-annually in arrear on April 14 and October 14 of each year, commencing on April 14, 2011.

Record Dates:

The 15th calendar day preceding each Interest Payment Date, whether or not such day is a Business Day.

Sinking Fund Provisions:

No sinking fund provisions.

Redemption Provisions for Notes:

The Notes are redeemable, at the option of the Bank, (i) in the event of various tax law changes and other limited circumstances that require the Bank to pay additional amounts on the Notes, and (ii) in the event of a change in certain U.K. regulatory capital requirements or other regulatory changes or events, as specified in the preliminary prospectus supplement dated October 6, 2010 (as supplemented by the final term sheet dated October 6, 2010).

Time of Delivery:

October 14, 2010 by 9:30 a.m. New York time.

Specified Funds for Payment of Subscription Price of Designated Securities:

By wire transfer to a bank account specified by the Bank in same day funds.

Value Added Tax:

(a)	If the Bank is obliged to pay any sum to the Underwriters under this Agreement and any value added tax (“VAT”) is properly charged on such amount, the Bank shall pay to the Underwriters an amount equal to such VAT on receipt of a valid VAT invoice;

(b)	If the Bank is obliged to pay a sum to the Underwriters under this Agreement for any fee, cost, charge or expense properly incurred under or in connection with this Agreement (the “Relevant Cost”) and no VAT is payable by the Bank in respect of the Relevant Cost under paragraph (a) above, the Bank shall pay to the Underwriters an amount which:

(i)	if for VAT purposes the Relevant Cost is consideration for a supply of goods or services made to the Underwriters, is equal to any input VAT incurred by the Underwriters on that supply of goods and services, but only if and to the extent that the Underwriters are unable to recover such input VAT from HM Revenue & Customs (whether by repayment or credit) provided, however, that the Underwriters shall reimburse the Bank for any amount paid by the Bank in respect of irrecoverable input VAT pursuant to this paragraph (i) if and to the extent such input VAT is subsequently recovered from HM Revenue & Customs (whether by repayment or credit);

(ii)	if for VAT purposes the Relevant Cost is a disbursement properly incurred by the Underwriters under or in connection with this Agreement as agent on behalf of the Bank, is equal to any VAT paid on the Relevant Cost by the Underwriters provided, however, that the Underwriters shall use best endeavors to procure that the actual supplier of the goods or services which the Underwriters received as agent issues a valid VAT invoice to the Bank.

Closing Location: Linklaters LLP, One Silk Street, London EC2Y 8HQ, United Kingdom.

Name and address of Representative:

Designated Representative: Barclays Capital Inc.

Address for Notices:

Barclays Capital Inc.

745 Seventh Avenue

New York, NY 10019

Attn: Syndicate Registration

Selling Restrictions:

Each Underwriter of Designated Securities represents to and agrees with the Bank that, in connection with the distribution of the Designated Securities, directly or indirectly, it (i) has only communicated or caused to be communicated, and will only communicate or cause to be communicated, any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (the “FSMA”)) received by it in connection with the issue or sale of any Designated Securities in circumstances in which Section 21(1) of the FSMA would not, if the Bank were not an “authorized person”, apply to the Bank; and (ii) has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the Designated Securities in, from or otherwise involving the United Kingdom.

Each Underwriter severally represents and agrees that in relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”) with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”) it has not made and will not make an offer of the Designated Securities to the public in that Relevant Member State, other than, from and including the Relevant Implementation Date:

(i) to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(ii) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000; and (3) an annual net turnover of more than €50,000,000, all as shown in its last annual or consolidated accounts; or

(iii) in any other circumstances falling within Article 3(2) of the Prospectus Directive, save that no offer of the Designated Securities to the public shall be made in reliance on the numerical exemption otherwise available under Article 3(2)(b) of the Prospectus Directive, provided, that no such offer of the Designated Securities shall require the Underwriter or the Bank to publish a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of the Designated Securities to the public” in relation to any Designated Securities in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the Designated Securities to be offered so as to enable an investor to decide to purchase or subscribe the Designated Securities, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Other Terms and Conditions:

As set forth in the preliminary prospectus supplement dated October 6, 2010 (as supplemented by the final term sheet dated October 6, 2010) relating to the Notes, incorporating the Prospectus dated August 31, 2010 relating to the Notes.

SCHEDULE III

Issuer Free Writing Prospectus:

Final Term Sheet, dated October 6, 2010, attached hereto as Exhibit A.

III-1

EXHIBIT A

Final Term Sheet, dated October 6, 2010

Pricing Termsheet

Issuer:	Barclays Bank PLC

Expected Issue Ratings[1]:	Baa1 (Moody’s), A (S&P), A+ (Fitch)

Status:	Dated Subordinated Notes

Legal Format:	SEC registered

Principal Amount:	USD 1,250,000,000

Trade Date:	6 October 2010

Settlement Date:	14 Oct 2010

Maturity Date:	14 Oct 2020

Coupon:	5.140%

Interest Payment Dates:	Semi-annually on the 14th of each April and October, commencing on 14th April 2011

Day Count Convention:	30/360, unadjusted

Business Days:	New York, London

Benchmark Treasury:	UST 2.625% Aug 2020

Spread to Benchmark:	+275bps

Reoffer Yield:	5.149%

Issue Price:	99.93%

Underwriting Discount:	0.45%

Net Proceeds:	USD 1,243,500,000

Sole Bookrunner:	Barclays Capital Inc.

Co-managers:	CIBC World Markets Corp., RBC Capital Markets Corporation, U.S. Bancorp Investments, Inc., Fifth Third Securities, Inc., SunTrust Robinson Humphrey, Inc., Wells Fargo Securities, LLC

Regulatory Call Redemption:	The Issuer may, at its option, redeem the Notes, in whole but not in part, at 101% of their principal amount, together with any accrued but unpaid interest on 14 October 2015 if a Regulatory Event has occurred on or prior to such date. A “Regulatory Event” means any event (including any amendment to, clarification of, or change (including any announced prospective change or adoption of any announced prospective change) in applicable laws or regulations or official interpretations thereof, or policies with respect thereto, or any official administrative pronouncement or judicial decision interpreting or applying such laws or regulations, including any pronouncement or publication from any relevant authority) that occurs after the issue date of the Notes that for any reason results in there being more than an insubstantial risk, or in any increase in risk, that, for the purposes of the capital adequacy requirements of the Financial Services Authority of the United Kingdom, all or any part of the Notes may not be included in Lower Tier 2 Capital, as reasonably determined by the Issuer.

Revision to Terms and Conditions of the Notes:	The Deferred Payments feature described in the preliminary prospectus supplement dated 6 October 2010 in the sections “Summary—Deferred Payments” and “Description of Subordinated Notes—Deferred Payments” has been removed from the final prospectus supplement and will not form part of the terms and conditions of the Notes. Accordingly, the related risk factor and the related tax disclosure have also been removed from the final prospectus supplement.

Denominations:	USD 100,000 and integral multiples of USD 1,000 in excess thereof

ISIN/CUSIP:	US06739GBP37 / 06739G BP3

The issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for this offering. Before you invest, you should read the prospectus for this offering in that registration statement, and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by searching the SEC online database (EDGAR®) at www.sec.gov. Alternatively, you may obtain a copy of the prospectus from Barclays Capital Inc. by calling 1-888-603-5847.

1 Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

Exhibit 4.1

BARCLAYS BANK PLC,

                                                      Issuer

TO

THE BANK OF NEW YORK MELLON,

                                                       Trustee

INDENTURE

Dated as of October 12, 2010

Dated Subordinated Debt Securities

BARCLAYS BANK PLC

Reconciliation and tie between Trust Indenture Act of 1939, as amended by the Trust Indenture Reform Act of 1990, and Dated Subordinated Debt Securities Indenture, dated as of October 12, 2010.

Trust Indenture Act Section		Dated Subordinated Debt Securities Indenture Section

§310	(a)(1)	6.09
	(a)(2)	6.09
	(a)(3)	Not Applicable
	(a)(4)	Not Applicable
	(b)	6.08 6.10
	(c)	Not Applicable
§311	(a)	6.13
	(b)	6.13
	(c)	Not Applicable
§312	(a)	7.01 7.02(a)
	(b)	7.02(b)
	(c)	7.02(c)
§313	(a)	7.03(a)
	(b)	7.03(a)
	(c)	1.06,7.03(a)
	(d)	7.03(b)
§314	(a)	7.04
	(b)	Not Applicable
	(c)(1)	1.02
	(c)(2)	1.02
	(c)(3)	Not Applicable
	(d)	Not Applicable
	(e)	1.02
	(f)	Not Applicable
§315	(a)	6.01, 6.03
	(b)	6.02
	(c)	5.04, 6.01
	(d)(1)	6.01, 6.03
	(d)(2)	6.01, 6.03
	(e)	5.14
§3.16	(a)(1)(A)	5.02, 5.12
	(a)(1)(B)	5.13
	(a)(2)	Not Applicable
	(a)(last sentence)	1.01
	(b)	5.08

Trust Indenture Act Section		Dated Subordinated Debt Securities Indenture Section
§317	(a)(1)	5.03
	(a)(2)	5.04
	(b)	10.03
§318	(a)	1.07

NOTE: This reconciliation and tie shall not, for any purpose, be deemed to be a part of the Dated Subordinated Debt Securities Indenture.

-i-

-ii-

-iii-

Section 12.09.	Article Applicable to Paying Agents	65
Section 12.10.	Rights of the Company	65

Schedule I

Existing Senior Subordinated Obligations		I-1

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DATED SUBORDINATED DEBT SECURITIES INDENTURE, dated as of October 12, 2010 between BARCLAYS BANK PLC, a public limited company registered in England and Wales (herein called the “Company”), having its registered office at 1 Churchill Place, London E14 5HP, United Kingdom and THE BANK OF NEW YORK MELLON, a New York banking corporation, as Trustee (herein called the “Trustee”), having its Corporate Trust Office at 101 Barclay Street, New York, New York 10286.

RECITALS OF THE COMPANY

The Company has duly authorized the execution and delivery of this Dated Subordinated Debt Securities Indenture to provide for the issuance from time to time of its Dated Subordinated Debt Securities (herein called the “Dated Subordinated Debt Securities”), to be issued in one or more series as in this Dated Subordinated Debt Securities Indenture provided.

All things necessary to make this Dated Subordinated Debt Securities Indenture a valid and binding agreement of the Company, in accordance with its terms, have been done.

NOW, THEREFORE, THIS DATED SUBORDINATED DEBT SECURITIES INDENTURE WITNESSETH:

For and in consideration of the premises and the purchase of the Dated Subordinated Debt Securities by the Holders thereof, it is mutually covenanted and agreed, for the equal and proportionate benefit of all Holders of Dated Subordinated Debt Securities and holders of Coupons, if any, as follows:

Article 1

DEFINITIONS AND OTHER PROVISIONS OF GENERAL APPLICATION

Section 1.01. Definitions. For all purposes of this Dated Subordinated Debt Securities Indenture, except as otherwise expressly provided or unless the context otherwise requires:

(a) the terms defined in this Article have the meanings assigned to them in this Article and include the plural as well as the singular;

(b) all other terms used herein which are defined in the Trust Indenture Act, either directly or by reference therein, have the meanings assigned to them therein;

(c) all accounting terms not otherwise defined herein have the meanings assigned to them in accordance with generally accepted accounting principles, and, except as otherwise herein expressly provided, the term “generally accepted accounting principles” with respect to any computation required or permitted hereunder shall mean such accounting principles as are generally accepted in the United Kingdom at the date of such computation and as applied by the Company; and

(d) the words “herein,” “hereof” and “hereunder” and other words of similar import refer to this Dated Subordinated Debt Securities Indenture as a whole and not to any particular Article, Section or other subdivision.

Certain terms, used principally in Article Six, are defined when first used.

“Act”, when used with respect to any Holder, has the meaning specified in Section 1.04.

“Additional Amounts” has the meaning specified in Section 10.04.

“Affiliate” of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For the purposes of this definition, “control” when used with respect to any specified Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms “controlling” and “controlled” have meanings correlative to the foregoing.

“Auditors” means the Auditors for the time being of the Company or if there shall be joint Auditors of the Company any one or more of such joint Auditors.

“Authenticating Agent” means any Person authorized by the Trustee to act on behalf of the Trustee to authenticate Dated Subordinated Debt Securities of one or more series.

“Authorised Newspaper” means a newspaper in an official language of the country of publication customarily published at least once a day for at least five days in each calendar week and of general circulation in the place in connection with which the term is used, which, in the United Kingdom, will be The Financial Times of London, if practicable, and which, in the United States, will be The Wall Street Journal, if practicable, and if it shall be impracticable in the opinion of the Trustee to make any publication of any notice required hereby in any such newspaper, shall mean any publication or other notice in lieu thereof which is made or given with the approval of the Trustee.

“Authorized Officer” means any Director, the officer of the Company for the time being holding the office of Group Finance Director or Barclays Treasurer or any Managing Director in Barclays Treasury (or successor department).

“Board of Directors” means either the board of directors, or any committee of such board duly authorized to act with respect hereto, of the Company, which board of directors or committee may, to the extent permitted by applicable law, delegate its authority.

“Board Resolution” means a copy of a resolution certified by a Joint Company Secretary or by a Director, Associate Director or Manager (or any other person with similar title and status) of Barclays Corporate Secretariat (or any successor department thereto), or by such other person authorized or duly appointed by the Board of Directors, to have been duly adopted by the Board of Directors and to be in full force and effect on the date of such certification and delivered to the Trustee.

“Business Day” means, with respect to any Place of Payment, except as may otherwise be provided in the form of Dated Subordinated Debt Securities of any particular series, each Monday, Tuesday, Wednesday, Thursday and Friday which is not a day on which banking institutions in London, England or in that Place of Payment are authorized or obligated by law or executive order to close.

“Calculation Agent” means the Person, if any, authorized by the Company to calculate the interest rate or other amounts from time to time in relation to any series of Dated Subordinated Debt Securities.

“Capital Regulations” means, at any time, the regulations, requirements, guidelines and policies relating to capital adequacy then in effect of the FSA.

“Capital Resources” has the meaning given to such term (or any successor term thereto) in the Capital Regulations.

“Capital Note Claims” means the claims of the Trustee and the relevant Noteholders and Couponholders against an Issuer, in the winding up of an Issuer, in respect of the Dated Capital Notes and the Coupons appertaining thereto, such capitalized terms having, for purposes of the definition hereunder of Capital Note Claims, the respective meanings ascribed thereto in the Amendment Deed between Barclays PLC, Barclays Bank PLC and The Bank of New York Mellon, acting through its London Branch, as Trustee, dated June 15, 2010, which modifies and restates the Trust Deed, dated May 24, 2005 and as most recently amended and restated on June 8, 2009, relating to the £60,000,000,000 Debt Issuance Programme of Barclays PLC and Barclays Bank PLC.

“Commencement”, in relation to the winding up of the Company in England (or such other jurisdiction in which the Company may be organized), means, in the case of a voluntary winding up, the time of the passing of the winding up resolution and, in the case of a compulsory winding up, the time of the making by the court of the winding up order or, where preceded by a voluntary winding up, the time of the passing of the winding up resolution and “commences”, in relation as aforesaid, shall be construed accordingly.

“Commission” means the United States Securities and Exchange Commission, as from time to time constituted, created under the Exchange Act, or, if at any time after the execution of this instrument such Commission is not existing and performing the duties now assigned to it under the Trust Indenture Act, then the body performing such duties at such time.

“Company” means the Person named as the “Company” in the first paragraph of this Dated Subordinated Debt Securities Indenture until a successor corporation shall have become such pursuant to the applicable provisions of this Dated Subordinated Debt Securities Indenture, and thereafter “Company” shall mean such successor corporation.

“Company Order” and “Company Request” mean, respectively, a written order or request signed in the name of the Company by any Authorized Officer or Director or Associate Director in the Capital Issuance and Securitisation department (or any successor department thereto) of Barclays Treasury (or any other person with similar title and status), and delivered to the Trustee.

“Corporate Trust Office” means the office of the Trustee in which its corporate trust business is principally administered, located at 101 Barclay Street, New York, New York 10286, Attention: Corporate Trust Administration, Fax No. (212) 815-5915, with a copy to: BNY Corporate Trustee Services Limited, One Canada Square, London E14 5AL, Attention: Corporate Trustee Administration, Fax No. +44 20 7964 2536 and The Bank of New York Mellon, One Canada Square, London E14 5AL, Attention: Corporate Trust Administration, Fax

No. +44 20 7964 2536, or such other address as the Trustee may designate from time to time by notice to the Holders and the Company, or the principal corporate trust office of any successor Trustee (or such other address as such successor Trustee may designate from time to time by notice to the Holders and the Company).

The term “corporation” includes corporations, associations, companies and business trusts.

“Coupon” or “Coupons” means any interest coupon or coupons, as the case may be, appertaining to any Dated Subordinated Debt Securities and includes any talons for further interest coupons.

“Covenant Defeasance” has the meaning specified in Section 4.03.

“Dated Subordinated Debt Securities” has the meaning set forth in the recitals of the Company herein and more particularly means any series of Dated Subordinated Debt Securities issued, authenticated and delivered under this Dated Subordinated Debt Securities Indenture.

“Dated Subordinated Debt Securities Indenture” or “Indenture” means this instrument as originally executed or as it may from time to time be supplemented or amended by one or more indentures supplemental hereto entered into pursuant to the applicable provisions hereof and shall include the terms and forms of particular series of Dated Subordinated Debt Securities established pursuant to Section 3.01.

“Dated Subordinated Debt Security” means one of the Dated Subordinated Debt Securities.

“Dated Subordinated Debt Security Register” and “Dated Subordinated Debt Security Registrar” have the respective meanings specified in Section 3.05.

“Default” has the meaning specified in Section 5.03.

“Deferred Interest” has the meaning specified in Section 3.07.

“Deferred Payment” has the meaning specified in Section 3.07.

“Deferred Payment Date” has the meaning specified in Section 3.07.

“Deferred Record Date”, when used for the interest payable on any Deferred Payment Date on registered Dated Subordinated Debt Securities of any series, means the date specified for the purpose pursuant to Section 3.01.

“Depositary” means, with respect to Dated Subordinated Debt Securities of any series issuable or issued in whole or in part in the form of one or more Global Securities, a clearing agency registered under the Exchange Act that is designated to act as Depositary for such Dated Subordinated Debt Securities as contemplated by Section 3.01.

“Discount Security” means any Dated Subordinated Debt Security which provides for an amount less than the principal amount to be due and payable upon a declaration of the Maturity thereof pursuant to Section 5.02.

“Dollar” or “$” or any similar reference means the coin or currency of the United States of America as at the time of payment is legal tender for the payment of public and private debts.

“DTC” means The Depository Trust Company or its nominee.

“Euro” or “€” or any similar reference means the single currency of the participating member states in the Third Stage of European economic and monetary union pursuant to the Treaty establishing the European Community (as amended from time to time), and as defined in Article 2 of Council Regulation (EC) No. 974/98 of 3 May 1998 on the introduction of the Euro, as amended.

“Event of Default” has the meaning specified in Section 5.01.

“Exchange Act” means the United States Securities Exchange Act of 1934, as amended, at the date as of which this instrument was executed; provided, however, that in the event the United States Securities Exchange Act of 1934 is amended after such date, “Exchange Act” means, to the extent required by any such amendment, the United States Securities Exchange Act of 1934 as so amended.

“Existing Senior Subordinated Obligations” means the obligations of the Company (as issuer, guarantor or borrower, as the case may be) in respect of the stocks, bonds, notes and loans listed in Schedule I hereto.

“Financial Services Authority” or “FSA” means the United Kingdom Financial Services Authority or, if applicable, any successor body or agency for the time being charged with the discharge of banking supervision functions in the United Kingdom.

“Foreign Currency” means a currency issued by the government of any country other than the United States of America as at the time of payment is legal tender for the payment of public and private debts.

“Foreign Government Securities” means with respect to Dated Subordinated Debt Securities and Coupons, if any, of any series that are denominated in a Foreign Currency, non-callable (i) direct obligations of the government that issued such Foreign Currency for the payment of which obligations its full faith and credit is pledged or (ii) obligations of a Person controlled or supervised by and acting as an agency or instrumentality of such government, the payment of which obligations is unconditionally guaranteed as a full faith and credit obligation of such government.

“Global Security” means (i) with respect to Dated Subordinated Debt Securities issued in bearer form, a global security in bearer form evidencing all or a part of a series of Dated Subordinated Debt Securities without coupons for payments attached, authenticated and delivered to the Depositary for such series and (ii) with respect to Dated Subordinated Debt Securities issued in registered form, a global certificate evidencing all or part of a series of Dated

Subordinated Debt Securities, authenticated and delivered to the Depositary and registered in the name of the Depositary or its nominee.

“Holder” means a Person who shall at the time be the bearer of any bearer Dated Subordinated Debt Security in global or definitive form or in whose name a registered Dated Subordinated Debt Security in global or definitive form is registered in the Dated Subordinated Debt Security Register.

The term “interest”, when used with respect to a Discount Security which by its terms bears interest only after Maturity, means interest payable after Maturity.

“Interest Payment Date”, when used with respect to any Dated Subordinated Debt Security, means the Stated Maturity of any instalment of interest on such Dated Subordinated Debt Security.

“Investment Company Act” means the U.S. Investment Company Act of 1940 and any statute successor thereto, in each case as amended from time to time.

“Liquidator” has the meaning specified in Section 12.01.

“Maturity”, when used with respect to any Dated Subordinated Debt Security, means the date, if any, on which the principal of such Dated Subordinated Debt Security becomes due and payable as therein or herein provided, whether by call for redemption, winding up of the Company or otherwise.

“Officer’s Certificate” means a certificate delivered to the Trustee and signed by any Authorized Officer or Director or Associate Director in the Capital Issuance and Securitisation department (or any successor department thereto) of Barclays Treasury (or any other person with similar title and status) duly appointed by the Board of Directors.

“Opinion of Counsel” means a written opinion of legal advisors, who may be legal advisors for the Company or other legal advisors acceptable to the Trustee.

“Outstanding”, when used with respect to Dated Subordinated Debt Securities or any series of Dated Subordinated Debt Securities means, as of the date of determination, all Dated Subordinated Debt Securities or all Dated Subordinated Debt Securities of such series, as the case may be, theretofore authenticated and delivered under this Dated Subordinated Debt Securities Indenture, except:

(i) Dated Subordinated Debt Securities theretofore cancelled by the Trustee or delivered to the Trustee for cancellation;

(ii) Dated Subordinated Debt Securities, or portions thereof, for whose payment or redemption money, U.S. Government Obligations or Foreign Government Securities in the necessary amount have been theretofore deposited with the Trustee or any Paying Agent (other than the Company) in trust or set aside and segregated in trust by the Company (if the Company shall act as its own Paying Agent) for the Holders of such Dated Subordinated Debt Securities; provided, that, if such Dated Subordinated Debt Securities are to be redeemed, notice of such redemption has been duly given pursuant to this Dated Subordinated Debt Securities Indenture or provision therefor satisfactory to the Trustee has been made; and

(iii) Dated Subordinated Debt Securities which have been paid pursuant to Section 11.06 or in exchange for or in lieu of which other Dated Subordinated Debt Securities have been authenticated and delivered pursuant to this Dated Subordinated Debt Securities Indenture, other than any such Dated Subordinated Debt Securities in respect of which there shall have been presented to the Trustee proof satisfactory to it that such Dated Subordinated Debt Securities are held by a bona fide purchaser in whose hands such Dated Subordinated Debt Securities are valid obligations of the Company;

provided, however, that in determining whether the Holders of the requisite principal amount of the Outstanding Dated Subordinated Debt Securities of any series have given any request, demand, authorization, direction, notice, consent or waiver hereunder, (i) the principal amount of a Dated Subordinated Debt Security denominated in a Foreign Currency shall be the Dollar equivalent, determined in the manner provided as contemplated by Section 3.01 on the date of original issuance of such Dated Subordinated Debt Security, of the principal amount of such Dated Subordinated Debt Security; and (ii) Dated Subordinated Debt Securities beneficially owned by the Company or any other obligor upon the Dated Subordinated Debt Securities or any Affiliate of the Company or of such other obligor shall be disregarded and deemed not to be Outstanding except that, in determining whether the Trustee shall be protected in relying upon any such request, demand, authorization, direction, notice, consent or waiver, only Dated Subordinated Debt Securities which the Trustee knows to be so beneficially owned shall be so disregarded; provided further, however, that Dated Subordinated Debt Securities so beneficially owned which have been pledged in good faith may be regarded as Outstanding if the pledgee establishes to the satisfaction of the Trustee the pledgee’s right so to act with respect to such Dated Subordinated Debt Securities and that the pledgee is not the Company or any other obligor upon the Dated Subordinated Debt Securities or any Affiliate of the Company or of such other obligor.

“Paying Agent” means any Person (which may include the Company) authorized by the Company to pay the principal of (and premium, if any) or interest, if any, on any Dated Subordinated Debt Securities on behalf of the Company.

“Person” means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization or government or any agency or political subdivision thereof.

“Place of Payment”, when used with respect to the Dated Subordinated Debt Securities of any series, means the place or places where the principal of (and premium, if any) and interest, if any, on the Dated Subordinated Debt Securities of that series are payable as specified pursuant to Section 3.01 or, if not so specified, as specified in Section 10.02.

“Predecessor Security” of any particular Dated Subordinated Debt Security means every previous Dated Subordinated Debt Security evidencing all or a portion of the same debt as that evidenced by such particular Dated Subordinated Debt Security; and, for the purposes of this definition, any Dated Subordinated Debt Security authenticated and delivered under Section 3.06 in exchange for or in lieu of a mutilated, destroyed, lost or stolen Dated Subordinated Debt Security shall be deemed to evidence the same debt as the mutilated, destroyed, lost or stolen Dated Subordinated Debt Security.

“Redemption Date”, when used with respect to any Dated Subordinated Debt Security to be redeemed, means the date fixed for such redemption by or pursuant to this Dated Subordinated Debt Securities Indenture.

“Redemption Price”, when used with respect to any Dated Subordinated Debt Security to be redeemed, means the price at which it is to be redeemed pursuant to this Dated Subordinated Debt Securities Indenture.

“Regular Record Date” for any interest payable on any Interest Payment Date on registered Dated Subordinated Debt Securities of any series means the date specified for the purpose pursuant to Section 3.01.

“Responsible Officer”, when used with respect to the Trustee, means any vice president, any assistant vice president, any assistant treasurer or any other officer associated with the corporate trust department of the Trustee customarily performing functions similar to those performed by any of the above designated officers, in each case that has direct responsibility for administering this Dated Subordinated Debt Securities Indenture, or, with respect to a particular corporate trust matter, any other officer to whom such matter is referred because of his or her knowledge of and familiarity with the particular subject.

“Senior Creditors” means creditors of the Company whose claims are Dated Subordinated Debt Senior Claims as defined in Section 12.01.

“Stated Maturity”, when used with respect to any Dated Subordinated Debt Security or any instalment of principal thereof or interest thereon, means the date, if any, specified in, or determined in accordance with the terms of, such Dated Subordinated Debt Security or in the relevant Coupon, if any, appertaining thereto as the fixed date on which the principal of such Dated Subordinated Debt Security or such instalment of interest is due and payable.

“Subsidiary” has the meaning attributed thereto by Section 1159 of the Companies Act 2006 of Great Britain.

“Taxes” has the meaning specified in Section 10.04.

“Taxing Jurisdiction” has the meaning specified in Section 10.04.

“Trustee” means the Person named as the “Trustee” in the first paragraph of this instrument until a successor trustee shall have become such pursuant to the applicable provisions of this Dated Subordinated Debt Securities Indenture, and thereafter “Trustee” shall mean the Person who is then the Trustee hereunder, and if at any time there is more than one such Person, “Trustee” shall mean and include each such Person; and “Trustee” as used with respect to the Dated Subordinated Debt Securities of any series shall mean the Trustee with respect to the Dated Subordinated Debt Securities of such series.

“Trust Indenture Act” means the United States Trust Indenture Act of 1939, as in force at the date as of which this instrument was executed, provided, however, that in the event the Trust Indenture Act of 1939 is amended after such date, “Trust Indenture Act” means, to the extent required by any such amendment, the Trust Indenture Act of 1939 as so amended.

“United Kingdom” means the United Kingdom of Great Britain and Northern Ireland.

“United States of America” means the United States of America and, except in the case of Sections 6.09 and 6.14, its territories and possessions.

“U.S. Government Obligations” means (a) any security which is (i) a direct obligation of the United States of America for the payment of which the full faith and credit of the United States of America is pledged or (ii) an obligation of a Person controlled or supervised by and acting as an agency or instrumentality of the United States of America the payment of which is unconditionally guaranteed as a full faith and credit obligation by the United States of America, which, in either case (i) or (ii), is not callable or redeemable at the option of the issuer thereof, and (b) any depositary receipt issued by a bank (as defined in Section 3(a)(2) of the Securities Act) as custodian with respect to any U.S. Government Obligation which is specified in (a) above and held by such bank for the account of the holder of such depositary receipt, or with respect to any specific payment of principal of or interest on any U.S. Government Obligation which is so specified and held, provided that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depositary receipt from any amount received by the custodian in respect of the U.S. Government Obligation or the specific payment of principal or interest evidenced by such depositary receipt.

“U.S. Person” means a person who is a citizen, or is treated as a resident for U.S. tax purposes, of the United States of America, any corporation, partnership or other entity organized under the laws of the United States of America or any political subdivision thereof or an estate or trust the income of which is subject to United States income taxation, regardless of its source.

“Vice President”, when used with respect to the Trustee, means any vice president, whether or not designated by a number or a word or words added before or after the title “vice president”.

Section 1.02. Compliance Certificates and Opinions. Upon any application or request by the Company to the Trustee to take any action under any provision of this Dated Subordinated Debt Securities Indenture, the Company shall furnish to the Trustee an Officer’s Certificate stating that all conditions precedent, if any, provided for in this Dated Subordinated Debt Securities Indenture relating to the proposed action have been complied with and an Opinion of Counsel stating that in the opinion of the legal advisor rendering such opinion all such conditions precedent, if any, have been complied with, except that in the case of any such application or request as to which the furnishing of such documents is specifically required by any provision of this Dated Subordinated Debt Securities Indenture relating to such particular application or request, no additional certificate or opinion need be furnished.

Every certificate or opinion with respect to compliance with a condition or covenant provided for in this Dated Subordinated Debt Securities Indenture shall include:

(a) a statement that each Person signing such certificate or opinion has read such covenant or condition and the definitions herein relating thereto;

(b) a brief statement as to the nature and scope of the examination or investigation upon which the statements or opinions contained in such certificate or opinion are based;

(c) a statement that, in the opinion of each such Person, he has made such examination or investigation as is necessary to enable him to express an informed opinion as to whether or not such covenant or condition has been complied with; and

(d) a statement as to whether, in the opinion of each such Person, such condition or covenant has been complied with.

Section 1.03. Form of Documents Delivered to Trustee. In any case where several matters are required to be certified by, or covered by an opinion of, any specified Person, it is not necessary that all such matters be certified by, or covered by the opinion of, only one such Person, or that they be so certified or covered by only one document, but one such Person may certify or give an opinion with respect to some matters and one or more other such Persons as to other matters, and any such Person may certify or give an opinion as to such matters in one or several documents.

Any certificate or opinion of an officer of the Company may be based, insofar as it relates to legal matters, upon a certificate or opinion of, or representations by, legal advisors, unless such officer knows, or in the exercise of reasonable care should know, that the certificate or opinion or representations with respect to the matters upon which his certificate or opinion is based are erroneous. Any such certificate or opinion of, or representations by, legal advisors may be based, insofar as it relates to factual matters, upon a certificate or opinion of, or representations by, an officer or officers of the Company stating that the information with respect to such factual matters is in the possession of the Company, unless such legal advisors know, or in the exercise of reasonable care should know, that the certificate or opinion or representation with respect to such matters is erroneous.

Where any Person is required to make, give or execute two or more applications, requests, consents, certificates, statements, opinions or other instruments under this Dated Subordinated Debt Securities Indenture, they may, but need not, be consolidated and form one instrument.

Section 1.04. Acts of Holders. (a) Any request, demand, authorization, direction, notice, consent, waiver or other action provided by this Dated Subordinated Debt Securities Indenture to be given or taken by Holders may be embodied in and evidenced by one or more instruments of substantially similar tenor signed by such Holders in person or by an agent duly appointed in writing; and, except as herein otherwise expressly provided, such action shall become effective when such instrument or instruments are delivered to the Trustee and, when it is hereby expressly required, to the Company. Such instrument or instruments (and the action embodied therein and evidenced thereby) are herein sometimes referred to as the “Act” of the Holders signing such instrument or instruments. Proof of execution of any such instrument or of a writing appointing any such agent shall be sufficient for any purpose of this Dated Subordinated

Debt Securities Indenture and (subject to Section 6.01) conclusive in favour of the Trustee and the Company, if made in the manner provided in this Section.

(b) The fact and date of the execution by any Person of any such instrument or writing may be proved by the affidavit of a witness of such execution or by a certificate of a notary public or other officer authorized by law to take acknowledgments of deeds, certifying that the individual signing such instrument or writing acknowledged to him the execution thereof. When such execution is by a signer acting in a capacity other than his individual capacity, such certificate or affidavit shall also constitute sufficient proof of his authority. The fact and date of the execution of any such instrument or writing, or the authority of the Person executing the same, may also be proved in any other manner which the Trustee deems sufficient.

(c) If the Company shall solicit from the Holders of Dated Subordinated Debt Securities of any series any request, demand, authorization, direction, notice, consent, waiver or other Act, the Company may, at its option, by Board Resolution or other means, fix in advance a record date for purposes of determining the identity of Holders of registered Dated Subordinated Debt Securities entitled to give such request, demand, authorization, direction, notice, consent, waiver or other Act, but the Company shall have no obligation to do so. Any such record date shall be fixed at the Company’s discretion. If such a record date is fixed, such request, demand, authorization, direction, notice, consent and waiver or other Act may be sought or given before or after the record date, but only the Holders of registered Dated Subordinated Debt Securities of record at the close of business on such record date shall be deemed to be Holders of registered Dated Subordinated Debt Securities for the purpose of determining whether Holders of the requisite proportion of Dated Subordinated Debt Securities of such series Outstanding have authorized or agreed or consented to such request, demand, authorization, direction, notice, consent, waiver or other Act, and for that purpose the registered Dated Subordinated Debt Securities of such series Outstanding shall be computed as of such record date.

(d) The ownership of registered Dated Subordinated Debt Securities shall be proved by the Dated Subordinated Debt Security Register.

(e) The ownership of a bearer Dated Subordinated Debt Security or Coupon, and the principal amount and serial number of such Dated Subordinated Debt Security or Coupon and the date of holding the same, may be proved by the production of such Dated Subordinated Debt Security or Coupon or by a certificate executed by any trust company, bank, banker or securities dealer satisfactory to the Trustee if such certificate shall be deemed by the Trustee to be satisfactory. Each such certificate shall be dated and shall state that on the date thereof a bearer Dated Subordinated Debt Security or Coupon of a particular series of a specified principal amount and bearing a specified serial number was deposited with or exhibited to such trust company, bank, banker or securities dealer by the Person named in such certificate. Any such certificate may be issued in respect of one or more Dated Subordinated Debt Securities or Coupons specified therein. The holding by the Person named in any such certificate of any Dated Subordinated Debt Security or Coupons specified therein shall be presumed to continue for a period of one year from the date of such certificate unless at the time of any determination of such holding (i) another certificate bearing the same or a later date issued in respect of the same Dated Subordinated Debt Security or Coupon shall be produced, or (ii) the Dated Subordinated Debt Security or Coupon specified in such certificate shall be produced by some other Person, or (iii) the Dated Subordinated Debt Security or Coupon specified in such certificate shall have ceased to be Outstanding.

(f) Any request, demand, authorization, direction, notice, consent, waiver or other Act of the Holder of any Dated Subordinated Debt Security shall bind every future Holder of the same Dated Subordinated Debt Security and the Holder of every Dated Subordinated Debt Security issued upon the registration of transfer thereof or in exchange therefor or in lieu thereof in respect of anything done, omitted or suffered to be done by the Trustee or the Company in reliance thereon, whether or not notation of such action is made upon such Dated Subordinated Debt Security or such other Dated Subordinated Debt Security.

Section 1.05. Notices, etc. to Trustee and Company. Any request, demand, authorization, direction, notice, consent, waiver or Act of Holders or other document provided or permitted by this Dated Subordinated Debt Securities Indenture to be made upon, given or furnished to, or filed with,

(a) the Trustee by any Holder or by the Company shall be sufficient for every purpose hereunder (unless otherwise herein expressly provided) if made, given, furnished or filed in writing to the Trustee at its Corporate Trust Office, or

(b) the Company by the Trustee or by any Holder shall be sufficient for every purpose hereunder (unless otherwise herein expressly provided) if in writing and mailed, first-class postage prepaid, addressed to it at the address of its registered office specified in the first paragraph of this Dated Subordinated Debt Securities Indenture (unless another address has been previously furnished in writing to the Trustee by the Company, in which case at the last such address) marked “Attention: Company Secretary”.

The Trustee agrees to accept and act upon instructions or directions pursuant to this Indenture sent by unsecured e-mail, Portable Document Format (PDF), facsimile transmission or other similar unsecured electronic methods, provided, however, that the Trustee shall have received from the Company an incumbency certificate listing persons designated to give such instructions or directions and containing specimen signatures of such designated persons, which such incumbency certificate shall be amended and replaced whenever a person is to be added or deleted from the listing. If the Company elects to give the Trustee e-mail or facsimile instructions (or instructions by a similar electronic method) and the Trustee in its discretion elects to act upon such instructions, the Trustee’s understanding of such instructions shall be deemed controlling. The Trustee shall not be liable for any losses, costs or expenses arising directly or indirectly from the Trustee’s reliance upon and compliance with such instructions notwithstanding a conflict or inconsistency between such instructions and a subsequent written instruction. The Company agrees to assume all risks arising out of the use of such electronic methods to submit instructions and directions to the Trustee, including without limitation the risk of the Trustee acting on unauthorized instructions, and the risk or interception and misuse by third parties.

Section 1.06. Notice to Holders; Waiver. When this Dated Subordinated Debt Securities Indenture provides for notice to Holders of any event, such notice shall be sufficiently given (unless otherwise herein expressly provided) (a) with respect to Global Securities in bearer form, if in writing and delivered or mailed and received, first-class postage prepaid, to the Holder at the address previously furnished in writing by the Holder to the Trustee and the Company, and (b) if Outstanding bearer definitive Dated Subordinated Debt Securities are affected by such event, published at least once in an Authorized Newspaper in the Borough of Manhattan, The City of New York, and otherwise as may be required by the terms thereof, and (c) if Outstanding registered Dated Subordinated Debt Securities are affected, if given in writing and mailed, first-class postage prepaid, to each Holder of a registered Dated Subordinated Debt Security affected by such event in the manner and to the extent provided in Section 313(c) of the Trust Indenture Act with respect to reports pursuant to Section 7.03(a) of this Dated Subordinated Debt Securities Indenture, not later than the latest date, and not earlier than the earliest date, prescribed for the giving of such notice.

Any notice published pursuant to clause (b) of the preceding paragraph shall be deemed to have been given on the date of such publication or, if published more than once, on the date of the first publication. If publication is not practicable, notice will be valid if given in such other manner, and shall be deemed to have been given on such date, as the Company shall determine. For so long as the Dated Subordinated Debt Securities of any series are represented by Global Securities, the Company will deliver a copy of all notices with respect to such series to the Depositary for such Dated Subordinated Debt Security (or its designee).

When notice to Holders of registered Dated Subordinated Debt Securities is given by mail, neither the failure to mail such notice, nor any defect in any notice so mailed, to any particular Holder shall affect the sufficiency of such notice with respect to other Holders. Where this Dated Subordinated Debt Securities Indenture provides for notice in any manner, such notice may be waived in writing by the Person entitled to receive such notice, either before or after the event, and such waiver shall be the equivalent of such notice. Waivers of notice by Holders shall be filed with the Trustee, but such filing shall not be a condition precedent to the validity of any action taken in reliance upon such waiver. In case by reason of the suspension of regular mail service or by reason of any other cause it shall be impracticable to give such notice by mail, then such notification as shall be made with the approval of the Trustee shall constitute a sufficient notification for every purpose hereunder.

Section 1.07. Conflict with Trust Indenture Act. If any provision hereof limits, qualifies or conflicts with a provision of the Trust Indenture Act that is required under such Act to be a part of and govern this Indenture, the latter provision shall control. If any provision of this Indenture modifies or excludes any provision of the Trust Indenture Act that may be so modified or excluded, the latter provision shall be deemed to apply to this Indenture as so modified or to be excluded, as the case may be. If at any future time any provision required to be included herein by the Trust Indenture Act as in force at the date as of which this Dated Subordinated Debt Securities Indenture was executed or any limitation imposed by the Trust Indenture Act at such date on any provision otherwise included herein would not be so required or imposed (in whole or in part) if this Dated Subordinated Debt Securities Indenture were executed at such future time, the Company and the Trustee may enter into one or more indentures supplemental hereto pursuant to Section 9.01 to change or eliminate (in whole or in part) such provision or limitation of this Dated Subordinated Debt Securities Indenture in conformity with the requirements of the Trust Indenture Act as then in force, except that (subject to Article Nine) no provision or limitation required to be included herein by Sections 310(a)(1) and (a)(2), 315(a),

(c), (d)(1), (d)(2), (d)(3) and (e), 316(a)(1)(A), (a)(1)(B), (a)(2), (a) (last sentence) and (b) of the Trust Indenture Act as in force at the date as of which this Dated Subordinated Debt Securities Indenture was executed may be so changed or eliminated.

Section 1.08. Effect of Headings and Table of Contents. The Article and Section headings herein and the Table of Contents are for convenience only and shall not affect the construction hereof.

Section 1.09. Successors and Assigns. All covenants and agreements in this Dated Subordinated Debt Securities Indenture by the Company shall bind its successors and assigns, whether so expressed or not.

Section 1.10. Separability Clause. In case any provision in this Dated Subordinated Debt Securities Indenture or in the Dated Subordinated Debt Securities or the Coupons shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

Section 1.11. Benefits of Dated Subordinated Debt Securities Indenture. Nothing in this Dated Subordinated Debt Securities Indenture or in the Dated Subordinated Debt Securities or the Coupons, express or implied, shall give to any Person, other than the parties hereto and their successors hereunder, and the Holders of Dated Subordinated Debt Securities or the holders of Coupons, any benefit or any legal or equitable right, remedy or claim under this Dated Subordinated Debt Securities Indenture.

Section 1.12. Governing Law. This Dated Subordinated Debt Securities Indenture and the Dated Subordinated Debt Securities and the Coupons shall be governed by and construed in accordance with the laws of the State of New York, except for Section 12.01, which shall be governed by and construed in accordance with the laws of England, and except that the authorization and execution of this Dated Subordinated Debt Securities Indenture, the Dated Subordinated Debt Securities and the Coupons shall be governed (in addition to the laws of the State of New York relevant to execution) by the respective jurisdictions of organization of the Company and the Trustee, as the case may be.

Section 1.13. Saturdays, Sundays and Legal Holidays. The terms of the Dated Subordinated Debt Securities (and Coupons, if any) shall provide that, in any case where any Interest Payment Date, Redemption Date, Deferred Payment Date, Maturity or Stated Maturity of a Dated Subordinated Debt Security shall not be a Business Day at any Place of Payment, then (notwithstanding any other provision of this Dated Subordinated Debt Securities Indenture or the Dated Subordinated Debt Securities or Coupons other than a provision in the Dated Subordinated Debt Securities or Coupons that specifically states that such provision shall apply in lieu of this Section) payments of interest, if any, or principal (and premium, if any) need not be made at such Place of Payment on such date, but may be made on the next succeeding Business Day at such Place of Payment (or such other Business Day as shall be provided in such Dated Subordinated Debt Security or Coupon) with the same force and effect as if made on such Interest Payment Date, Redemption Date, Deferred Payment Date, Maturity or Stated Maturity, provided that no interest shall accrue on such payment for the period from and after such Interest Payment Date, Redemption Date, Deferred Payment Date, Maturity or Stated Maturity, as the case may be and provided, further, that if such next succeeding Business Day at any Place of Payment would fall in the succeeding Financial Year (as defined by reference to Section 223 of the Companies Act 1985 of Great Britain) of the Company, payment may be made in full on the immediately preceding Business Day at such Place of Payment with the same force and effect as if made on the Interest Payment Date, Redemption Date, Deferred Payment Date, Maturity or Stated Maturity, as the case may be.

Section 1.14. Appointment of Agent for Service. By the execution and delivery of this Indenture, the Company hereby designates Barclays Bank PLC (New York Branch), 745 Seventh Avenue, New York, New York 10019, Attention: General Counsel as its authorized agent upon which process may be served in any suit or proceeding in any Federal or State court in the Borough of Manhattan, The City of New York arising out of or relating to the Dated Subordinated Debt Securities, the Coupons or this Dated Subordinated Debt Securities Indenture, but for that purpose only, and agrees that service of process upon said agent shall be deemed in every respect effective service of process upon it in any such suit or proceeding in any Federal or State court in the Borough of Manhattan, The City of New York. Such appointment shall be irrevocable so long as any of the Dated Subordinated Debt Securities remain Outstanding until the appointment of a successor by the Company and such successor’s acceptance of such appointment. Upon such acceptance, the Company shall notify the Trustee of the name and address of such successor. The Company further agrees to take any and all action, including the execution and filing of any and all such documents and instruments, as may be necessary to continue such designation and appointment of said agent in full force and effect so long as any of the Dated Subordinated Debt Securities shall be Outstanding. The Trustee shall not be obligated and shall have no responsibility with respect to any failure by the Company to take any such action. The Company hereby submits (for the purposes of any such suit or proceeding) to the jurisdiction of any such court in which any such suit or proceeding is so instituted, and waives, to the extent it may effectively do so, any objection it may have now or hereafter to the laying of the venue of any such suit or proceeding.

Section 1.15. Calculation Agent. If the Company appoints a Calculation Agent pursuant to Section 3.01 with respect to any series of Dated Subordinated Debt Securities, any determination of the interest rate on, or other amounts in relation to, such series of Dated Subordinated Debt Securities in accordance with the terms of such series of Dated Subordinated Debt Securities by such Calculation Agent shall (in the absence of manifest error) be binding on the Company, the Trustee, all Holders and all holders of Coupons and (in the absence of manifest error) no liability to the Holders or holders of Coupons shall attach to the Calculation Agent in connection with the exercise or non-exercise by it of its powers, duties and discretions.

Section 1.16. Waiver of Jury Trial. EACH OF THE COMPANY AND THE TRUSTEE HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING TO THIS INDENTURE, THE DATED SUBORDINATED DEBT SECURITIES OR THE TRANSACTION CONTEMPLATED HEREBY.

Section 1.17. Force Majeure. In no event shall the Trustee be responsible or liable for any failure or delay in the performance of its obligations hereunder arising out of or caused by,

directly or indirectly, forces beyond its control, including, without limitation, strikes, work stoppages, accidents, acts of war or terrorism, civil or military disturbances, nuclear or natural catastrophes or acts of God, and interruptions, loss or malfunctions of utilities, communications or computer (software and hardware) services; it being understood that the Trustee shall use reasonable efforts which are consistent with accepted practices in the banking industry to resume performance as soon as practicable under the circumstances.

Article 2

DATED SUBORDINATED DEBT SECURITY FORMS

Section 2.01. Forms Generally. The Dated Subordinated Debt Securities of each series and the Coupons, if any, to be attached thereto shall be in such forms as shall be established by or pursuant to a Board Resolution, or in one or more indentures supplemental hereto, pursuant to Section 3.01, in each case with such appropriate insertions, omissions, substitutions and other variations as are required or permitted by this Dated Subordinated Debt Securities Indenture, and may have such letters, numbers or other marks of identification and such legends or endorsements placed thereon as may be required to comply with any applicable law or rule or regulation made pursuant thereto or with the rules of any securities exchange or as may, consistently herewith, be determined by the officers executing such Dated Subordinated Debt Securities and Coupons, all as evidenced by any such execution; provided, however, that such Dated Subordinated Debt Securities and Coupons shall have endorsed thereon a statement in the following form or in substantially the following form:

“The rights of the holder of this Dated Subordinated Debt Security/Coupon are, to the extent and in the manner set forth in Section 12.01 of the Dated Subordinated Debt Securities Indenture, subordinated to the claims of other creditors of the Company, and this Dated Subordinated Debt Security/Coupon is issued subject to the provisions of that Section 12.01, and the holder of this Dated Subordinated Debt Security/Coupon, by accepting the same, agrees to and shall be bound by such provisions. The provisions of Section 12.01 of the Dated Subordinated Debt Securities Indenture and the terms of this paragraph are governed by, and shall be construed in accordance with, the laws of England.”

The Trustee’s certificates of authentication shall be in substantially the form set forth in Section 2.02 or Section 6.14.

The definitive Dated Subordinated Debt Securities and Coupons shall be printed, lithographed or engraved or produced by any combination of these methods or may be produced in any other manner permitted by the rules of any securities exchange on which the Dated Subordinated Debt Securities may be listed, all as determined by the officers executing such Dated Subordinated Debt Securities, as evidenced by their execution thereof.

Section 2.02. Form of Trustee’s Certificate of Authentication. The Trustee’s certificate of authentication shall be in substantially the following form:

CERTIFICATE OF AUTHENTICATION

This is one of the Dated Subordinated Debt Securities of the series designated herein referred to in the within-mentioned Dated Subordinated Debt Securities Indenture.

Date:

THE BANK OF NEW YORK MELLON,
as Trustee

By:
Authorized Signatory

Article 3

THE DATED SUBORDINATED DEBT SECURITIES

Section 3.01. Amount Unlimited; Issuable in Series. The aggregate principal amount of Dated Subordinated Debt Securities which may be authenticated and delivered under this Dated Subordinated Debt Securities Indenture is unlimited. The Dated Subordinated Debt Securities may be issued in one or more series.

There shall be established by or pursuant to a Board Resolution and, subject to Section 3.03, set forth, or determined in the manner provided, in an Officer’s Certificate, or established in one or more indentures supplemental hereto, prior to the initial issuance of Dated Subordinated Debt Securities of any series,

(a) the title of the Dated Subordinated Debt Securities of the series (which shall distinguish the Dated Subordinated Debt Securities of the series from all other Dated Subordinated Debt Securities);

(b) any limit upon the aggregate principal amount of the Dated Subordinated Debt Securities of the series which may be authenticated and delivered under this Dated Subordinated Debt Securities Indenture (except for Dated Subordinated Debt Securities authenticated and delivered upon registration of transfer of, or in exchange for, or in lieu of, other Dated Subordinated Debt Securities of the series pursuant to Section 3.04, 3.05, 3.06, 9.06 or 11.07 and except for any Dated Subordinated Debt Securities which, pursuant to Section 3.03, are deemed never to have been authenticated and delivered hereunder);

(c) the date or dates on which the principal of (and premium, if any, on) the Dated Subordinated Debt Securities of the series is payable;

(d) the rate or rates, if any, at which the Dated Subordinated Debt Securities of the series shall accrue interest or the manner of calculation of such rate or rates, if any, the issue date with respect to Dated Subordinated Debt Securities in bearer form, the date or dates, if any, from which such interest shall accrue, whether Section 3.07(a) shall apply to the Dated Subordinated Debt Securities of such series, the Interest Payment Dates on which such interest, if any, shall be payable or the manner of determination of such Interest Payment Dates, if other than as specified in Section 3.07(a), or other terms applicable to deferred payments (including the determination of the Deferred Record Date) and, in the case of registered Dated Subordinated Debt Securities, the Regular Record Date for the interest payable on any Interest Payment Date, and any dates required to be established pursuant to Section 7.01;

(e) whether any premium, upon redemption or otherwise, shall be payable by the Company on Dated Subordinated Debt Securities of the series;

(f) whether the Dated Subordinated Debt Securities of the series are to be issued as Discount Securities and the amount of the discount at which such Discount Securities may be issued;

(g) provisions, if any, for the discharge and defeasance of Dated Subordinated Debt Securities of the series;

(h) any additional condition to which payment of any principal of (or premium, if any) or interest on Dated Subordinated Debt Securities of the series will be subject;

(i) the place or places where the principal of (and premium, if any) and any interest on Dated Subordinated Debt Securities of the series shall be payable, and the Paying Agent or Paying Agents who shall be authorized to pay principal of (and premium, if any) and interest on Dated Subordinated Debt Securities of such series, at least one of which Paying Agents shall have an office or agency in the Borough of Manhattan, The City of New York;

(j) other than with respect to any redemption of the Dated Subordinated Debt Securities pursuant to Sections 11.08 and 11.09, whether or not such series of Dated Subordinated Debt Securities are to be redeemable, in whole or in part, at the Company’s option and, if so redeemable, the period or periods within which, the price or prices at which and the terms and conditions upon which, Dated Subordinated Debt Securities of the series may be redeemed, including the date referred to in Section 11.08;

(k) the obligation, if any, of the Company to redeem or purchase Dated Subordinated Debt Securities of the series pursuant to any sinking fund or analogous provisions or at the option of a Holder thereof and the period or periods within which, the price or prices at which, and the terms and conditions upon which Dated Subordinated Debt Securities of the series shall be redeemed or purchased, in whole or in part, pursuant to such obligation (except with respect to any redemption of Dated Subordinated Debt Securities pursuant to Section 11.08);

(l) if other than denominations of $1,000 and any integral multiple thereof, the denominations in which Dated Subordinated Debt Securities of the series in each applicable form shall be issuable;

(m) if other than the principal amount thereof, the portion, or the manner of calculation of such portion, of the principal amount of Dated Subordinated Debt Securities of the series which shall be payable upon a declaration of acceleration or acceleration of the Maturity thereof pursuant to Section 5.02, upon redemption of Dated Subordinated Debt Securities of any series which are redeemable before their Stated Maturity, or which the Trustee shall be entitled to file and prove a claim pursuant to Section 5.04;

(n) if Additional Amounts, pursuant to Section 10.04, will not be payable by the Company;

(o) whether the Dated Subordinated Debt Securities of the series will be issued in registered form or in bearer form or both and, if bearer securities will be issued, whether or not the Dated Subordinated Debt Securities will be issued with Coupons attached, whether a Global Security will initially be executed and delivered, whether registered Dated Subordinated Debt Securities of the series may be exchanged for bearer Dated Subordinated Debt Securities of the series and vice versa, and the circumstances under which any such exchanges, if permitted, may be made and whether any restrictions will be applicable to the offer, sale or delivery of bearer or registered Dated Subordinated Debt Securities;

(p) if other than Dollars, provisions, if any, for the Dated Subordinated Debt Securities of the series to be denominated, and payments thereon to be made, in Euro or Foreign Currencies and specifying the manner and place of payment thereon and any other terms with respect thereto and the manner of determining the equivalent thereof in Dollars for purposes of the definition of “Outstanding” in Section 1.01;

(q) if other than the currency in which the Dated Subordinated Debt Securities of that series are denominated, the currency in which payment of the principal of (and premium, if any) or interest, if any, on the Dated Subordinated Debt Securities of such series shall be payable;

(r) if the principal of (and premium, if any) or interest, if any, on the Dated Subordinated Debt Securities of such series are to be payable, at the election of the Company or a Holder thereof, in a currency other than that in which the Dated Subordinated Debt Securities are denominated, the period or periods within which, and the terms and conditions upon which, such election may be made;

(s) whether the Dated Subordinated Debt Securities of the series shall be issued in whole or in part in the form of one or more Global Securities and the initial Holder with respect to such Global Security or Dated Subordinated Debt Securities;

(t) if the Dated Subordinated Debt Securities of such series are to be issuable in definitive form (whether upon original issue or upon exchange of a temporary Dated Subordinated Debt Security of such series or otherwise) only upon receipt of certain certificates or other documents or satisfaction of other conditions, then the form and terms of such certificates, documents or conditions;

(u) if the amounts of payments of principal of (and premium, if any) or interest, if any, on the Dated Subordinated Debt Securities of the series may be determined with reference to an index or are otherwise not fixed on the original issue date thereof, the manner in which such amounts shall be determined and the Calculation Agent, if any, who shall be appointed and authorized to calculate such amounts;

(v) the terms, if any, on which such Dated Subordinated Debt Securities may or shall be converted into or exchanged at the option of the Company or otherwise for stock or other securities of the Company or another entity or other entities, into a basket or baskets of such securities, into an index or indices of such securities, into the cash value therefor or into any combination of the foregoing, any specific terms relating to the adjustment thereof and the period during which such Dated Subordinated Debt Securities may or shall be so converted or exchanged;

(w) any other Events of Default, Defaults or covenants with respect to the Dated Subordinated Debt Securities of such series and, if other than as specified in this Dated Subordinated Debt Securities Indenture, the terms thereof;

(x) the forms of Dated Subordinated Debt Securities of the series and any Coupons appertaining thereto; and

(y) any other terms of the series (which terms shall not be inconsistent with the provisions of this Dated Subordinated Debt Securities Indenture, except as permitted by Section 9.01(d)).

All Dated Subordinated Debt Securities of any one series shall be substantially identical except as to denomination and the fact that Dated Subordinated Debt Securities of any one series may be issuable in both bearer and registered form and except as may otherwise be provided in the Officer’s Certificate referred to above or in any indenture supplemental hereto.

If the forms of Dated Subordinated Debt Securities of any series and any Coupons to be attached thereto, or any of the terms thereof, are established by action taken by the Board of Directors of the Company, copies of the Board Resolutions in respect thereof shall be delivered to the Trustee at or prior to the delivery of the Company Order pursuant to Section 3.03 for the authentication and delivery of such Dated Subordinated Debt Securities.

Section 3.02. Denominations. The Dated Subordinated Debt Securities of each series shall be issuable in such denominations as shall be specified as contemplated by Section 3.01. In the absence of any such specification with respect to the Dated Subordinated Debt Securities of any series, the Dated Subordinated Debt Securities of each series shall be issuable in denominations of $1,000 and any integral multiple thereof.

Section 3.03. Execution, Authentication, Delivery and Dating. The Dated Subordinated Debt Securities and any Coupons shall be executed on behalf of the Company by any two of the following: any of its Authorized Officers or any Director or Associate Director in the Capital Issuance and Securitisation team (or any successor department thereto) of Barclays Treasury. The signature of any of these officers on the Dated Subordinated Debt Securities or the Coupons may be manual or facsimile. Dated Subordinated Debt Securities or Coupons bearing the manual or facsimile signatures of individuals who were at any time the proper officers of the Company shall bind the Company, notwithstanding that such individuals or any of them have ceased to hold such offices prior to the authentication and delivery of such Dated Subordinated Debt Securities or Coupons.

At any time and from time to time after the execution and delivery of this Dated Subordinated Debt Securities Indenture, the Company may deliver Dated Subordinated Debt Securities of any series executed by the Company and, in the case of bearer Dated Subordinated Debt Securities other than a Global Security, having attached thereto appropriate Coupons, if any, to the Trustee for authentication, together with a Company Order for the authentication and delivery of such Dated Subordinated Debt Securities, and the Trustee in accordance with the Company Order shall authenticate and deliver such Dated Subordinated Debt Securities. In authenticating such Dated Subordinated Debt Securities and accepting the additional responsibilities under this Dated Subordinated Debt Securities Indenture in relation to such Dated Subordinated Debt Securities the Trustee shall be entitled to receive, and (subject to Section 6.01) shall be fully protected in relying upon, an Opinion of Counsel stating that the form and terms thereof have been established in conformity with the provisions of this Dated Subordinated Debt Securities Indenture.

The Trustee shall not be required to authenticate such Dated Subordinated Debt Securities if the issue of such Dated Subordinated Debt Securities pursuant to this Dated Subordinated Debt Securities Indenture will affect the Trustee’s own rights, duties or immunities under the Dated Subordinated Debt Securities or any Coupons and this Dated Subordinated Debt Securities Indenture or otherwise in a manner which is not reasonably acceptable to the Trustee.

Each registered Dated Subordinated Debt Security shall be dated the date of its authentication.

Each bearer Dated Subordinated Debt Security shall be dated the date of its authentication.

No Dated Subordinated Debt Security or Coupon appertaining thereto shall be entitled to any benefit under this Dated Subordinated Debt Securities Indenture or be valid or obligatory for any purpose unless there appears on such Dated Subordinated Debt Security a certificate of authentication substantially in the form provided for herein executed by or on behalf of the Trustee by manual signature, and such certificate upon any Dated Subordinated Debt Security shall be conclusive evidence, and the only evidence, that such Dated Subordinated Debt Security has been duly authenticated and delivered hereunder and that such Dated Subordinated Debt Security or Coupon is entitled to the benefits of this Dated Subordinated Debt Securities Indenture. Notwithstanding the foregoing, if any Dated Subordinated Debt Security shall have been authenticated and delivered hereunder but never issued and sold by the Company, and the Company shall deliver such Dated Subordinated Debt Security to the Trustee for cancellation as provided in Section 3.09, for all purposes of this Dated Subordinated Debt Securities Indenture such Dated Subordinated Debt Security shall be deemed never to have been authenticated and delivered hereunder and shall never be entitled to the benefits of this Dated Subordinated Debt Securities Indenture.

The Trustee shall not authenticate or deliver any bearer Dated Subordinated Debt Securities until any matured Coupons appertaining thereto shall have been detached and cancelled, except as otherwise provided in Section 3.05 or as permitted in Section 3.06.

Section 3.04. Temporary Dated Subordinated Debt Securities. Pending the preparation of definitive Dated Subordinated Debt Securities of any series, the Company may execute, and upon Company Order the Trustee shall authenticate and deliver, temporary Dated Subordinated Debt Securities substantially of the tenor of the definitive Dated Subordinated Debt Securities in lieu of which they are issued, which Dated Subordinated Debt Securities may be printed, lithographed, typewritten, photocopied or otherwise produced. Temporary Dated Subordinated

Debt Securities may be issued as bearer Dated Subordinated Debt Securities with or without Coupons attached thereto or as registered Dated Subordinated Debt Securities in any authorized denomination, and with such appropriate insertions, omissions, substitutions and other variations as the officers executing such Dated Subordinated Debt Securities may determine, all as evidenced by such execution.

If temporary Dated Subordinated Debt Securities of any series are issued, the Company will cause, if so required by the terms of such temporary Dated Subordinated Debt Securities, definitive Dated Subordinated Debt Securities of such series to be prepared without unreasonable delay. After the preparation of definitive Dated Subordinated Debt Securities of such series, the temporary Dated Subordinated Debt Securities of such series shall be exchangeable for definitive Dated Subordinated Debt Securities of such series containing identical terms and provisions upon surrender of the temporary Dated Subordinated Debt Securities of such series (including any and all unmatured Coupons or matured Coupons in default attached thereto) at the office or agency of the Company in a Place of Payment for that series, without charge to the Holder. Upon surrender for cancellation of any one or more temporary Dated Subordinated Debt Securities of any series the Company shall execute, and the Trustee shall authenticate and deliver in exchange therefor, a like aggregate principal amount of definitive Dated Subordinated Debt Securities of the same series of authorized denominations containing identical terms and provisions and, in the case of bearer Dated Subordinated Debt Securities, having attached thereto any appropriate Coupons. Until so exchanged, unless otherwise provided therein or in a supplemental indenture relating thereto, the temporary Dated Subordinated Debt Securities of any series shall in all respects be entitled to the same benefits (but shall be subject to all the limitations of rights) under this Dated Subordinated Debt Securities Indenture as definitive Dated Subordinated Debt Securities of such series.

The provisions of this Section 3.04 are subject to any restrictions or limitations on the issue and delivery of temporary bearer Dated Subordinated Debt Securities of any series that may be established pursuant to Section 3.01 (including any provision that bearer Dated Subordinated Debt Securities of such series initially be issued in the form of a Global Security to be delivered to a depositary of the Company located outside the United States of America and the procedures pursuant to which definitive bearer Dated Subordinated Debt Securities of such series would be issued in exchange for such Global Security).

Section 3.05. Registration, Registration of Transfer and Exchange.

(a) The Company shall cause to be kept at the Corporate Trust Office of the Trustee a register (the register maintained in such office and in any other office or agency of the Company in a Place of Payment being herein sometimes collectively referred to as the “Dated Subordinated Debt Security Register”) in which, subject to such reasonable regulations as it may prescribe, the Company shall provide for the registration of Dated Subordinated Debt Securities and of transfers of Dated Subordinated Debt Securities. The Trustee is hereby appointed “Dated Subordinated Debt Security Registrar” for the purpose of registering Dated Subordinated Debt Securities and transfers of Dated Subordinated Debt Securities as herein provided.

Upon surrender for registration of transfer of any Dated Subordinated Debt Security of a series at the office or agency of the Company in a Place of Payment for that series, the Company shall execute, and the Trustee shall authenticate and make available for delivery, in the name of the designated transferee or transferees, one or more new Dated Subordinated Debt Securities of the same series, of any authorized denominations and of like tenor and aggregate principal amount.

At the option of the Holder, Dated Subordinated Debt Securities of any series may be exchanged for other Dated Subordinated Debt Securities of the same series, of any authorized denominations and of like tenor and aggregate principal amount upon surrender of the Dated Subordinated Debt Securities to be exchanged at such office or agency. Whenever any Dated Subordinated Debt Securities are so surrendered for exchange, the Company shall execute, and the Trustee shall authenticate and make available for delivery, the Dated Subordinated Debt Securities which the Holder making the exchange is entitled to receive.

All Dated Subordinated Debt Securities issued upon any registration of transfer or exchange of Securities shall be the valid obligations of the Company, evidencing the same debt, and entitled to the same benefits under this Dated Subordinated Debt Securities Indenture, as the Dated Subordinated Debt Securities surrendered upon such registration of transfer or exchange.

Every Dated Subordinated Debt Security presented or surrendered for registration of transfer or for exchange shall (if so required by the Company or the Trustee) be duly endorsed, or be accompanied by a written instrument of transfer in form satisfactory to the Company and the Dated Subordinated Debt Security Registrar duly executed, by the Holder thereof or his attorney duly authorized in writing.

No service charge shall be made for any registration of transfer or exchange of Securities, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in connection with any registration of transfer or exchange of Securities, other than exchanges pursuant to Section 3.04, 9.06 or 11.07 not involving any transfer.

If the Dated Subordinated Debt Securities of any series (or of any series and specified tenor) are to be redeemed in part, the Company shall not be required (i) to issue, register the transfer of or exchange any Dated Subordinated Debt Securities of that series (or of that series and specified tenor, as the case may be) during a period beginning at the opening of business 15 days before the day of the mailing of a notice of redemption of any such Dated Subordinated Debt Securities selected for redemption under Section 11.03 and ending at the close of business on the day of such mailing, or (ii) to register the transfer of or exchange any Dated Subordinated Debt Security so selected for redemption in whole or in part, except the unredeemed portion of any Dated Subordinated Debt Security being redeemed in part.

(b) Except as otherwise specified pursuant to Section 3.01, registered Dated Subordinated Debt Securities of any series may be exchanged for a like aggregate principal amount of registered Dated Subordinated Debt Securities of such series of other authorized denominations containing identical terms and provisions, and, if bearer Dated Subordinated Debt Securities of any series are issued in more than one authorized denomination, such bearer Dated Subordinated Debt Securities may be exchanged for a like aggregate principal amount of bearer Dated Subordinated Debt Securities of other authorized denominations containing identical terms and provisions. Except as provided above, if Dated Subordinated Debt Securities of any series are issued in both registered and bearer form, bearer Dated Subordinated Debt Securities of such series may be exchanged for a like aggregate principal amount of registered Dated Subordinated Debt Securities of such series of authorized denominations containing identical terms and provisions and registered Dated Subordinated Debt Securities of such series may be exchanged for a like aggregate principal amount of bearer Dated Subordinated Debt Securities of such series of authorized denominations. Dated Subordinated Debt Securities to be exchanged shall be surrendered at an office or agency of the Company designated pursuant to Section 10.02 for such purpose, and the Company shall execute, and the Trustee shall authenticate and deliver, in exchange therefor the Dated Subordinated Debt Security or Dated Subordinated Debt Securities of the same series which the Holder making the exchange shall be entitled to receive. All bearer Dated Subordinated Debt Securities surrendered for exchange shall have attached all unmatured Coupons appertaining thereto, if any, and, in case at the time of any such exchange any interest payments on such Dated Subordinated Debt Securities are in default, shall in addition have attached all matured Coupons in default appertaining thereto.

Notwithstanding anything herein or in the terms of any series of Dated Subordinated Debt Securities to the contrary, neither the Company nor the Trustee (which shall be entitled to conclusively rely on an Officer’s Certificate and an Opinion of Counsel) shall be required to exchange any bearer Dated Subordinated Debt Security for a registered Dated Subordinated Debt Security or any registered Dated Subordinated Debt Security for a bearer Dated Subordinated Debt Security if such exchange would result in any adverse tax consequence to the Company under then-applicable tax laws of the United States of America or the United Kingdom or any political subdivision thereof or therein.

(c) The provisions of this Section 3.05(c) shall apply only to Global Securities unless as otherwise specified as contemplated by Section 3.01:

(i) Each Global Security authenticated under this Dated Subordinated Debt Securities Indenture shall be registered in the name of the Depositary designated for such Global Security or a nominee thereof and delivered to such Depositary or a nominee thereof or custodian therefor, and each such Global Security shall constitute a single Dated Subordinated Debt Security for all purposes of this Dated Subordinated Debt Securities Indenture.

(ii) Notwithstanding any other provision in this Dated Subordinated Debt Securities Indenture, no Global Security may be exchanged in whole or in part for Dated Subordinated Debt Securities registered, and no transfer of a Global Security in whole or in part may be registered, in the name of any Person other than the Depositary for such Global Security or a nominee thereof unless (A) such Depositary (x) has notified the Company that it is unwilling or unable to continue as Depositary for such Global Security or (y) has ceased to be a clearing agency registered under the Exchange Act, (B) there shall have occurred and be continuing an Event of Default or Default with respect to such Global Security, (C) at any time if the Company at its option and in its sole discretion determines that the Global Securities of a particular series should be exchanged for definitive Dated Subordinated Debt Securities of that series in registered form or

(D) there shall exist such circumstances, if any, in addition to or in lieu of the foregoing as have been specified for this purpose as contemplated by Section 3.01.

(iii) Subject to Clause (ii) above, any exchange of a Global Security for other Dated Subordinated Debt Securities may be made in whole or in part, and all Dated Subordinated Debt Securities issued in exchange for a Global Security or any portion thereof shall be registered in such names as the Depositary for such Global Security shall direct.

(iv) Every Dated Subordinated Debt Security authenticated and made available for delivery upon registration of transfer of, or in exchange for or in lieu of, a Global Security or any portion thereof, whether pursuant to this Section 3.05, Section 3.04, 3.06, 9.06 or 11.07 or otherwise, shall be authenticated and delivered in the form of, and shall be, a Global Security, unless such Dated Subordinated Debt Security is registered in the name of a Person other than the Depositary for such Global Security or a nominee thereof.

Section 3.06. Mutilated, Destroyed, Lost and Stolen Dated Subordinated Debt Securities. If any mutilated Dated Subordinated Debt Security or Coupon (including any Global Security) is surrendered to the Trustee, the Company may execute and the Trustee shall, in the case of a Dated Subordinated Debt Security, authenticate and deliver, or in the case of a Coupon deliver, in exchange therefor a new Dated Subordinated Debt Security or Coupon of the same series containing identical terms and provisions and of like amount, and bearing a number not contemporaneously outstanding.

If there shall be delivered to the Company and to the Trustee (a) evidence to their satisfaction of the destruction, loss or theft of any Dated Subordinated Debt Security (including any Global Security) or Coupon and (b) such security or indemnity as may be required by them to save each of them and any agent of any of them harmless, then, in the absence of notice to the Company or the Trustee that such Dated Subordinated Debt Security or Coupon has been acquired by a bona fide purchaser, the Company shall execute and upon its request the Trustee shall authenticate and deliver, or in the case of a Coupon deliver, in lieu of any such destroyed, lost or stolen Dated Subordinated Debt Security or Coupon a new Dated Subordinated Debt Security or Coupon of the same series containing identical terms and provisions and of the amount, and bearing a number not contemporaneously outstanding.

In case any such mutilated, destroyed, lost or stolen Dated Subordinated Debt Security or Coupon has become or is about to become due and payable, the Company in its discretion may, instead of issuing a new Dated Subordinated Debt Security or Coupon, pay such Dated Subordinated Debt Security or Coupon.

Upon the issuance of any new Dated Subordinated Debt Security or Coupon under this Section, the Company may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and any other expenses (including the fees and expenses of the Trustee) connected therewith.

Every new Dated Subordinated Debt Security or Coupon of any series issued pursuant to this Section in lieu of any destroyed, lost or stolen Dated Subordinated Debt Security or Coupon shall constitute an original additional contractual obligation of the Company, whether or not the destroyed, lost or stolen Dated Subordinated Debt Security or Coupon shall be at any time enforceable by anyone, and shall be entitled to all the benefits of this Dated Subordinated Debt Securities Indenture equally and proportionately with any and all other Dated Subordinated Debt Securities and Coupons of that series duly issued hereunder.

The provisions of this Section are exclusive and shall preclude (to the extent lawful) all other rights and remedies with respect to the replacement or payment of mutilated, destroyed, lost or stolen Dated Subordinated Debt Securities or Coupons.

Section 3.07. Payment; Interest Rights Preserved. (a) Except as otherwise provided as contemplated by Section 3.01 with respect to any series of Dated Subordinated Debt Securities and subject to the following paragraph, if the Company does not make a payment of principal (and premium, if any) or interest, if any, with respect to any series of Dated Subordinated Debt Securities on the original due date for payment, the obligation to make such payment, subject to Sections 5.08 and 12.01, shall be deferred until (i) in the case of a payment of interest, the date upon which a dividend is paid on any class of share capital of the Company and (ii) in the case of a payment of principal, the first Business Day after the date that falls six months after the original due date for payment (each a “Deferred Payment Date”). Failure by the Company to make any such payment (a “Deferred Payment”) prior to such Deferred Payment Date shall not constitute a Default by the Company or allow any Holder to sue the Company for such payment or take any other action. Each Deferred Payment will accrue interest at the rate prevailing in accordance with the terms of such series of Dated Subordinated Debt Securities immediately before the original due date for such payment. Any amount the due date of which is deferred pursuant to the above shall not be treated as due for any purpose (including, without limitation, for the purposes of ascertaining whether or not a Default has occurred) until the Deferred Payment Date.

(b) Except as otherwise provided as contemplated by Section 3.01 with respect to any series of Dated Subordinated Debt Securities, interest, if any, on any Dated Subordinated Debt Securities which is payable, and is paid or duly provided for, on any Interest Payment Date shall be paid, in the case of registered Dated Subordinated Debt Securities, to the Person in whose name that Dated Subordinated Debt Security (or one or more Predecessor Securities) is registered at the close of business on the Regular Record Date for such interest and, in the case of definitive Dated Subordinated Debt Securities in bearer form, upon presentation and surrender of the Coupon appertaining thereto to a Paying Agent of the Company in respect of the payment of interest to be paid on such Interest Payment Date or, in the case of Global Securities held by any Holder, to the Holder including through a Paying Agent of the Company designated pursuant to Section 3.01 by wire transfer of same-day funds to the Holder.

In the case of registered Dated Subordinated Debt Securities where payment is to be made in Dollars, payment at any Paying Agent’s office outside The City of New York will be made in Dollars by check drawn on, or, at the request of the Holder, by wire transfer of same-day funds to a Dollar account maintained by the payee with, a bank in The City of New York.

In the case of registered Dated Subordinated Debt Securities where payment is to be made in a Foreign Currency or Euro, payment will be made as established pursuant to Section 3.01.

Any interest on any Dated Subordinated Debt Security of any series which is payable, but is not punctually paid or duly provided for, on any Interest Payment Date in accordance with Section 3.07(a) is herein called “Deferred Interest”. Deferred Interest on any registered Dated Subordinated Debt Security of any series shall forthwith cease to be payable to the Holder on the relevant Regular Record Date by virtue then of having been such Holder, and such Deferred Interest may be paid, in the case of registered Dated Subordinated Debt Securities, to the Person in whose name that Dated Subordinated Debt Security (or one or more Predecessor Securities) is registered at the close of business on the Deferred Record Date for such interest and, in the case of bearer Dated Subordinated Debt Securities, upon presentation and surrender of the Coupon appertaining thereto in respect of the interest due on such Deferred Payment Date, or may be paid by the Company, at its election, to the person who is the Holder on the record date established by the Company for such purpose.

Subject to the foregoing provisions of this Section, each Dated Subordinated Debt Security delivered under this Dated Subordinated Debt Securities Indenture upon registration of transfer of or in exchange for or in lieu of any other Dated Subordinated Debt Security shall carry the rights to interest accrued and unpaid, and to accrue, which were carried by such other Dated Subordinated Debt Security.

Section 3.08. Persons Deemed Owners. Prior to due presentment of a registered Dated Subordinated Debt Security for registration of transfer, the Company, the Trustee and any agent of the Company or the Trustee may treat the Person in whose name such Dated Subordinated Debt Security is registered as the owner of such Dated Subordinated Debt Security for the purpose of receiving (subject to Section 3.07) payment of principal of (and premium, if any) and interest, if any, on such Dated Subordinated Debt Security and for all other purposes whatsoever, whether or not such Dated Subordinated Debt Security be overdue, and neither the Company, the Trustee nor any agent of the Company or the Trustee shall be affected by notice to the contrary.

The Company, the Trustee and any agent of the Company or the Trustee may treat the bearer of any bearer Dated Subordinated Debt Security or any Coupon as the absolute owner of such Dated Subordinated Debt Security or Coupon, as the case may be, for any purpose, including for the purpose of receiving payment of principal of (and premium, if any) and interest, if any, on such Dated Subordinated Debt Security or payment of such Coupon, as the case may be, and for all other purposes whatsoever, whether or not such Dated Subordinated Debt Security or Coupon be overdue, and neither the Company, the Trustee nor any agent of the Company or the Trustee shall be affected by notice to the contrary.

Section 3.09. Cancellation. All Dated Subordinated Debt Securities and Coupons surrendered for payment, redemption, registration of transfer or exchange or for credit against any sinking fund payment shall, if surrendered to any Person other than the Trustee, be delivered to the Trustee and shall be promptly cancelled by it. The Company may at any time deliver to the Trustee for cancellation any Dated Subordinated Debt Securities previously authenticated and delivered hereunder and Coupons which the Company may have acquired in any manner whatsoever, and may deliver to the Trustee (or to any other person for delivery to the Trustee) for cancellation any Dated Subordinated Debt Securities previously authenticated hereunder and Coupons which the Company has not issued and sold, and all Dated Subordinated Debt Securities and Coupons so delivered shall be promptly cancelled by the Trustee. No Dated Subordinated Debt Securities shall be authenticated in lieu of or in exchange for any Dated Subordinated Debt Securities cancelled as provided in this Section, except as expressly permitted by the provisions of the Dated Subordinated Debt Securities of any series or pursuant to the provisions of this Dated Subordinated Debt Securities Indenture. The Trustee shall deliver to the Company all cancelled Dated Subordinated Debt Securities and Coupons held by the Trustee.

Section 3.10. Computation of Interest. Payments of interest on the Dated Subordinated Debt Securities of each series shall be computed on the applicable basis set forth pursuant to Section 3.01 for Dated Subordinated Debt Securities for such series.

Article 4

SATISFACTION AND DISCHARGE

Section 4.01. Satisfaction and Discharge of Dated Subordinated Debt Securities Indenture. This Dated Subordinated Debt Securities Indenture shall upon Company Request cease to be of further effect with respect to Dated Subordinated Debt Securities of any series (except as to any surviving rights of registration of transfer or exchange of Dated Subordinated Debt Securities of such series herein expressly provided for), and the Trustee, at the expense of the Company, shall execute proper instruments acknowledging satisfaction and discharge of this Dated Subordinated Debt Securities Indenture with respect to the Dated Subordinated Debt Securities of such series when (a) either

(i) all Dated Subordinated Debt Securities of such series theretofore authenticated and delivered and all Coupons, if any, appertaining thereto (other than (x) Dated Subordinated Debt Securities and Coupons which have been destroyed, lost or stolen and which have been replaced or paid as provided in Section 3.06 and (y) Dated Subordinated Debt Securities or Coupons for whose payment money has theretofore been deposited in trust or segregated and held in trust by the Company and thereafter repaid to the Company or discharged from such trust, as provided in Section 10.03) have been delivered to the Trustee for cancellation; or

(ii) all such Dated Subordinated Debt Securities and Coupons not theretofore delivered to the Trustee for cancellation

(A) have become due and payable or will become due and payable at their Stated Maturity within one year, or

(B) are to be called for redemption within one year under arrangements satisfactory to the Trustee for the giving of notice of redemption by the Trustee in the name, and at the expense, of the Company,

and the Company has deposited or caused to be deposited with the Trustee, as trust funds in trust for the purpose, an amount in cash, or U.S. Government Obligations (with respect to Dated Subordinated Debt Securities denominated in Dollars) or Foreign Government Securities (with respect to Dated Subordinated Debt Securities denominated in the same Foreign Currency) maturing as to principal and interest in such amounts and at such times as will ensure the availability of cash sufficient to pay and discharge all claims with respect to such Dated Subordinated Debt Securities and Coupons not theretofore delivered to the Trustee for cancellation, for principal (and premium, if any) and accrued interest, if any, to the date of such deposit (in the case of Dated Subordinated Debt Securities and Coupons which have become due and payable) or to the Stated Maturity or Redemption Date, as the case may be;

(b) the Company has paid or caused to be paid all other sums payable hereunder by the Company with respect to the Dated Subordinated Debt Securities of such series; and

(c) the Company has delivered to the Trustee an Officer’s Certificate and an Opinion of Counsel, each stating that all conditions precedent herein provided for relating to the satisfaction and discharge of this Dated Subordinated Debt Securities Indenture with respect to the Dated Subordinated Debt Securities of such series have been complied with.

Notwithstanding any satisfaction and discharge of this Dated Subordinated Debt Securities Indenture, the obligations of the Company to the Trustee under Section 6.07, the obligations of the Trustee to any Authenticating Agent under Section 6.14 and, if cash, U.S. Government Obligations and/or Foreign Government Securities shall have been deposited with the Trustee pursuant to subclause (ii) of clause (a) of this Section, the obligations of the Trustee under Section 4.02 and the last paragraph of Section 10.03 shall survive such satisfaction and discharge.

Section 4.02. Application of Trust Money. Subject to the provisions of the last paragraph of Section 10.03, all cash, U.S. Government Obligations and Foreign Government Securities deposited with the Trustee pursuant to Section 4.01 shall be held in trust and such cash and the proceeds from such U.S. Government Obligations and/or Foreign Government Securities shall be applied by it, in accordance with the provisions of the Dated Subordinated Debt Securities of such series, any Coupons appertaining thereto and this Dated Subordinated Debt Securities Indenture, to the payment, either directly or through any Paying Agent (including the Company acting as Paying Agent) as the Trustee may determine, to the Persons entitled thereto, of the principal (and premium, if any) and interest for the payment of which such cash, U.S. Government Obligations and/or Foreign Government Securities have been deposited with the Trustee.

Section 4.03. Defeasance Upon Deposit of Moneys or Government Obligations. At the Company’s option, either (1) the Company shall be deemed to have been Discharged (as defined below) from its obligations with respect to any series of Dated Subordinated Debt Securities after the applicable conditions set forth below have been satisfied, or (2) the the Company shall cease to be under any obligation to comply with any term, provision or condition set forth in Sections 8.01 or 8.02 or any covenant set forth in any indenture supplemental hereto or otherwise established pursuant to Section 3.01(w), 9.01(b) or 9.01(f) (“Covenant Defeasance”), with respect to any series of Dated Subordinated Debt Securities at any time after the applicable conditions set forth below have been satisfied:

(a) the Company shall have deposited or caused to be deposited irrevocably with the Trustee or its agent as trust funds in trust, specifically pledged as security for, and dedicated solely to, the benefit of the Holders of the Dated Subordinated Debt Securities of such series and the holders of any Coupons appertaining thereto (i) money in an amount, or (ii) U.S. Government Obligations which through the payment of interest and principal in respect thereof in accordance with their terms will provide, not later than the due date of any payment, money in an amount, or (iii) a combination of (i) and (ii), in each case sufficient, in the opinion (with respect to (ii) and (iii)) of a nationally recognized firm of independent public accountants expressed in a written certification thereof delivered to the Trustee, to pay and discharge, and which shall be applied by the Trustee (or any such other qualifying trustee) to pay and discharge, the principal of (and premium, if any) and interest on, the outstanding Dated Subordinated Debt Securities of such series and any Coupons appertaining thereto on the respective Stated Maturities, in accordance with the terms of this Indenture and such Dated Subordinated Debt Securities;

(b) if the Dated Subordinated Debt Securities of such series are then listed on any securities exchange, the Company shall have delivered to the Trustee an Opinion of Counsel to the effect that the exercise of the option under this Section 4.03 would not cause such Dated Subordinated Debt Securities to be delisted;

(c) no event which is, or after notice or lapse of time or both would become, an Event of Default or Default with respect to the Dated Subordinated Debt Securities of such series shall have occurred and be continuing at the time of such deposit;

(d) the Company shall have delivered to the Trustee an Opinion of Counsel to the effect that holders of the Dated Subordinated Debt Securities of such series will not recognize income, gain or loss for Federal income tax purposes as a result of the exercise of the option under this Section 4.03 and will be subject to Federal income tax on the same amount and in the same manner and at the same times as would have been the case if such option had not been exercised, and, in the case of Dated Subordinated Debt Securities being Discharged, such opinion shall be accompanied by a private letter ruling to that effect received from the United States Internal Revenue Service or a revenue ruling pertaining to a comparable form of transaction to that effect published by the United States Internal Revenue Service; and

(e) the Company shall have delivered to the Trustee an Officers’ Certificate and an Opinion of Counsel, each stating that all conditions precedent with respect to such Discharge or Covenant Defeasance have been complied with.

“Discharged” means that the Company shall be deemed to have paid and discharged the entire indebtedness represented by, and obligations under, the Dated Subordinated Debt Securities of such series and to have satisfied all the obligations under this Indenture relating to the Dated Subordinated Debt Securities of such series (and the Trustee, at the expense of the Company, shall execute proper instruments acknowledging the same), except (1) the rights of holders of Dated Subordinated Debt Securities of such series to receive, from the trust fund described in clause (a) above payment of the principal of and the interest on such Dated

Subordinated Debt Securities when such payments are due; (2) the Company’s obligations with respect to such Dated Subordinated Debt Securities under Sections 3.05, 3.06, 10.02 and 10.03; and (C) the rights, powers, trusts, duties and immunities of the Trustee hereunder.

Notwithstanding any Covenant Defeasance with respect to Sections 8.01 and 8.02, any corporation or Person that would otherwise have been required to assume the obligations of the Company pursuant to said Sections shall be required, as a condition to any merger, consolidation, amalgamation, transfer, conveyance or lease contemplated thereby, to assume the obligations of the Company to the Trustee under Section 6.07.

Article 5

REMEDIES

Section 5.01. Events of Default. “Event of Default”, wherever used herein with respect to Dated Subordinated Debt Securities of a particular series, means (a) (i) the making of an order by an English court of competent jurisdiction which is not successfully appealed within 30 days of the making of such order, or (ii) the valid adoption by the shareholders of the Company of an effective resolution, for the winding up of the Company (other than, in the case of either (i) or (ii) above, under or in connection with a scheme of reconstruction, merger or amalgamation not involving bankruptcy or insolvency); or (b) any other Event of Default provided with respect to Dated Subordinated Debt Securities of such series pursuant to Section 3.01.

Section 5.02. Acceleration of Maturity; Rescission and Annulment. If an Event of Default occurs with respect to Dated Subordinated Debt Securities of any series and is continuing, then in every such case the Trustee or the Holder or Holders of not less than 25% in aggregate principal amount of the Outstanding Dated Subordinated Debt Securities of such series may declare the principal amount of, any accrued but unpaid interest (or, in the case of Discount Securities, such portion of the principal amount of such Discount Securities as may be specified by the terms thereof) on all the Dated Subordinated Debt Securities of that series to be due and payable immediately, by a notice in writing to the Company (and to the Trustee if given by such Holder or Holders), and upon any such declaration such principal amount (or specified amount) shall become immediately due and payable, and payments are subject to the subordination provisions set forth in Section 12.01.

At any time after such a declaration of acceleration with respect to Dated Subordinated Debt Securities of any series has been made but before a judgment or decree for payment of the money due has been obtained by the Trustee as hereinafter in this Article provided, the Holder or Holders of a majority in aggregate principal amount of the Outstanding Dated Subordinated Debt Securities of such series, by written notice to the Company and the Trustee, may rescind such declaration of acceleration and its consequences (including any Event of Default under another series of Dated Subordinated Debt Securities arising therefrom) but only if

(a) the Company has paid or deposited with the Trustee a sum sufficient to pay

(i) the principal of (and premium, if any, on) any Dated Subordinated Debt Securities of such series which have become due otherwise than by such declaration of acceleration and any due and payable interest, and overdue interest, if any, thereon at the rate or rates prescribed therefor in such Dated Subordinated Debt Securities,

(ii) all sums paid or advanced by the Trustee hereunder and the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel; and

(b) all Events of Default with respect to Dated Subordinated Debt Securities of such series have been cured or waived as provided in Section 5.13.

No such rescission shall affect any subsequent default or impair any right consequent thereon.

Section 5.03. Defaults, Collection of Indebtedness and Suits for Enforcement by Trustee. Except as otherwise provided as contemplated by Section 3.01 with respect to any series of Dated Subordinated Debt Securities, “Default” wherever used herein with respect to Dated Subordinated Debt Securities of a particular series, means (whatever the reason for such Default and whether it shall be voluntary or involuntary or, subject to the penultimate paragraph of this Section 5.03, be effected by operation of law pursuant to any judgment, decree or order of any court or any order, rule or regulation of any administrative or governmental body): the Company fails to pay (i) any instalment of interest on any Dated Subordinated Debt Security of such series on or before the date on which it is due and payable, and such failure continues for 14 days or (ii) all or any part of the principal of (and premium, if any, on) any Dated Subordinated Debt Security of such series on the date on which it is due and payable, whether upon redemption or otherwise, and such failure continues for 14 days.

If an Event of Default or Default occurs and is continuing, and such Event of Default or Default has neither been cured nor waived within a period of 14 days following the provision of notice of such Event of Default or Default from the Trustee to the Company, the Trustee may at its discretion and without further notice to the Company institute proceedings in England (or such other jurisdiction in which the Company may be organized) (but not elsewhere) for the winding up of the Company.

If an Event of Default or Default with respect to Dated Subordinated Debt Securities of any series occurs and is continuing, the Trustee shall have such powers as are required to be authorized to it under the Trust Indenture Act in respect of the rights of the Holders of such Dated Subordinated Debt Securities in response to such Event of Default or Default under the provisions of the Indenture, and payments are subject to the subordination provisions set forth in Section 12.01.

The Trustee and Holders of Dated Subordinated Debt Securities by their acceptance thereof will be deemed to have waived any right of set-off or counterclaim with respect to the Dated Subordinated Debt Securities or this Dated Subordinated Debt Securities Indenture that they might otherwise have against the Company.

Notwithstanding the foregoing, failure to make any payment in respect of a series of Dated Subordinated Debt Securities shall not be a Default in respect of such Dated Subordinated Debt Securities if such payment is withheld or refused (i) in order to comply with any fiscal or other law or regulation or with the order of any court of competent jurisdiction, in each case applicable to such payment, or (ii) in case of doubt as to the validity or applicability of any such law, regulation or order, in accordance with advice given as to such validity or applicability at any time before the expiry of such period of 14 days by independent legal advisors acceptable to the Trustee; provided, however, that the Trustee may by notice to the Company require the Company to take such action (including but not limited to proceedings for a declaration by a court of competent jurisdiction) as the Trustee may be advised in an Opinion of Counsel, upon which opinion the Trustee may conclusively rely, is appropriate and reasonable in the circumstances to resolve such doubt, in which case the Company shall forthwith take and expeditiously proceed with such action and shall be bound by any final resolution of the doubt resulting therefrom. If any such action results in a determination that the relevant payment can be made without violating any applicable law, regulation or order then the provisions of the preceding sentence shall cease to have effect and the payment shall become due and payable on the expiration of 14 days after the Trustee gives written notice to the Company informing it of such determination.

No recourse for the payment of the principal of (or premium, if any) or interest, if any, on any Dated Subordinated Debt Security, or for any claim based thereon or on any Coupon or otherwise in respect thereof or of such Coupon and no recourse under or upon any obligation, covenant or agreement of the Company in this Dated Subordinated Debt Securities Indenture, or in any Dated Subordinated Debt Security or in any Coupon, or because of the creation of any indebtedness represented thereby, shall be had against any incorporator, stockholder, officer or director, past, present or future, of the Company or of any successor corporation of the Company, either directly or through the Company or any successor corporation of the Company, whether by virtue of any constitution, statute or rule of law, or by the enforcement of any assessment or penalty or otherwise, it being expressly understood that to the extent lawful all such liability is hereby expressly waived and released as a condition of, and as a consideration for, the execution of this Dated Subordinated Debt Securities Indenture and the issue of the Dated Subordinated Debt Securities.

Section 5.04. Trustee May File Proofs of Claim. In case of the pendency of any receivership, insolvency, liquidation, bankruptcy, reorganization, arrangement, adjustment, composition, winding up or other judicial proceeding relative to the Company or any other obligor upon the Dated Subordinated Debt Securities of any series or to the property of the Company or such other obligor or their creditors (other than under or in connection with a scheme of amalgamation or reconstruction not involving bankruptcy or insolvency), the Trustee (irrespective of whether the principal of the Dated Subordinated Debt Securities of such series shall then be due and payable as therein expressed or by declaration or otherwise and irrespective of whether the Trustee shall have made any demand on the Company for the payment of overdue principal (and premium, if any) or interest, if any) shall be entitled and empowered, by intervention in such proceeding or otherwise, to take any and all actions authorized under the Trust Indenture Act in order to have claims of the Holders and the Trustee allowed in any such proceeding. In particular, the Trustee shall be authorized to collect and receive any moneys and other property payable or deliverable on any such claims and to distribute the same; and any custodian, receiver, assignee, trustee, liquidator, sequestrator or other similar official in any such judicial proceeding is hereby authorized by each Holder of a Dated Subordinated Debt Security and each holder of a Coupon to make such payments to the Trustee and, in the event that the

Trustee shall consent to the making of such payments directly to such Holders or holders, to pay to the Trustee any amount due to it for the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel, and any other amounts due to the Trustee under Section 6.07.

Subject to Article Eight and Section 9.02, nothing herein contained shall be deemed to authorize the Trustee to authorize or consent to or accept or adopt on behalf of any Holder of any Dated Subordinated Debt Security or any holder of any Coupon any plan of reorganization, arrangement, adjustment, or composition affecting any Dated Subordinated Debt Securities or Coupons or the rights of any Holder of any Dated Subordinated Debt Security or any holder of any Coupon or to authorize the Trustee to vote in respect of the claim of any such Holder or holder in any such proceeding; provided that the Trustee may, on behalf of the Holders, vote for the election of a trustee in bankruptcy or similar official and be a member of a creditors’ or other similar committee.

The provisions of this Section 5.04 are subject to the provisions of Section 12.01.

Section 5.05. Trustee May Enforce Claims Without Possession of Dated Subordinated Debt Securities. All rights of action and claim under this Dated Subordinated Debt Securities Indenture or the Dated Subordinated Debt Securities or Coupons may be prosecuted and enforced by the Trustee without the possession of any of the Dated Subordinated Debt Securities or Coupons or the production thereof in any proceeding relating thereto, and any such proceeding instituted by the Trustee shall be brought in its own name as trustee of an express trust, and any recovery of judgment shall, after provision for the payment of the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel (subject, with regard to the Company, to the provisions of Section 12.01) be for the ratable benefit of the Holders of the Dated Subordinated Debt Securities and any holders of Coupons in respect of which such judgment has been recovered.

Section 5.06. Application of Money Collected. Subject to the provisions of Section 12.01, any money collected by the Trustee pursuant to this Article in respect of any series of Dated Subordinated Debt Securities shall be applied in the following order, at the date or dates fixed by the Trustee and, in case of the distribution of such money on account of principal (and premium, if any) or interest, if any, upon presentation of such Dated Subordinated Debt Securities and any Coupons and the notation thereon of the payment if only partially paid and upon surrender thereof if fully paid:

FIRST: To the payment of all amounts applicable to such series of Dated Subordinated Debt Securities in respect of which or for the benefit of which such money has been collected due the Trustee under Section 6.07;

SECOND: To the payment of the amounts then due and unpaid for principal of (and premium, if any) and interest, if any, on such series of Dated Subordinated Debt Securities in respect of which or for the benefit of which such money has been collected, ratably, without preference or priority of any kind, according to the amounts due and payable on such Dated Subordinated Debt Securities for principal (and premium, if any) and interest, if any, respectively; and

THIRD: To the payment of the balance, if any, to the Company or any other Person or Persons legally entitled thereto.

Section 5.07. Limitation on Suits. No Holder of any Dated Subordinated Debt Security of any series or holder of any Coupon shall have any right to institute any proceeding, judicial or otherwise, with respect to this Dated Subordinated Debt Securities Indenture, or for the appointment of a receiver or trustee, or for any other remedy hereunder, unless

(a) such Holder has previously given written notice to the Trustee of a continuing Event of Default or Default with respect to Dated Subordinated Debt Securities of the same series specifying such Event of Default or Default and stating that such notice is a “Notice of Default” hereunder;

(b) the Holders of not less than 25% in aggregate principal amount of the Outstanding Dated Subordinated Debt Securities of such series shall have made written request to the Trustee to institute proceedings in respect of such Event of Default or Default in its own name, as Trustee hereunder;

(c) such Holder of a Dated Subordinated Debt Security or holder of a Coupon has offered to the Trustee reasonable indemnity against the costs, expenses and liabilities to be incurred in compliance with such request;

(d) the Trustee for 60 days after its receipt of such notice, request and offer of indemnity has failed to institute any such proceeding;

(e) no direction inconsistent with such written request has been given to the Trustee during such 60-day period by the Holders of a majority in principal amount of the Outstanding Dated Subordinated Debt Securities of such series; and

(f) in the case of a proceeding in England (or such other jurisdiction in which the Company may be organized) (but not elsewhere) for the winding up of the Company, such proceeding is in the name and on behalf of the Trustee to the same extent (but no further or otherwise) as the Trustee would have been entitled so to do;

it being understood and intended that no one or more Holders of Dated Subordinated Debt Securities of a particular series or holders of Coupons appertaining thereto shall have any right in any manner whatever by virtue of, or by availing of any provision of this Dated Subordinated Debt Securities Indenture to affect, disturb or prejudice the rights of any other such Holders or holders, or to obtain or to seek to obtain priority or preference over any other such Holders or holders or to enforce any right under this Dated Subordinated Debt Securities Indenture, except in the manner herein provided and for the equal and ratable benefit of all Holders of Dated Subordinated Debt Securities of such series or holders of such Coupons.

Section 5.08. Unconditional Right of Holders to Receive Principal, Premium and Interest, if any. To the extent required by the Trust Indenture Act, and subject to Section 12.01 but otherwise notwithstanding any other provision in this Dated Subordinated Debt Securities Indenture, the Holder of any Dated Subordinated Debt Security or the holder of any Coupon appertaining thereto shall have the right to receive (subject to Section 3.07) payment of the principal of (and premium, if any) and interest, if any, on such Dated Subordinated Debt Security on the respective Stated Maturities as expressed in such Dated Subordinated Debt Security or Coupon (or, in the case of redemption, on or after the Redemption Date), and to institute suit for the enforcement of any such payment, and such rights shall not be impaired without the consent of such Holder or holder.

Section 5.09. Restoration of Rights and Remedies. If the Trustee or any Holder of any Dated Subordinated Debt Security or the holder of any Coupon has instituted any proceeding to enforce any right or remedy under this Dated Subordinated Debt Securities Indenture and such proceeding has been discontinued or abandoned for any reason, or has been determined adversely to the Trustee or to such Holder or holder, then and in every such case, subject to any determination in such proceeding, the Company, the Trustee and the Holders of Dated Subordinated Debt Securities and the holders of Coupons shall be restored severally and respectively to their former positions hereunder and thereafter all rights and remedies of the Trustee and the Holders of Dated Subordinated Debt Securities and the holders of Coupons shall continue as though no such proceeding had been instituted.

Section 5.10. Rights and Remedies Cumulative. Except as otherwise provided with respect to the replacement or payment of mutilated, destroyed, lost or stolen Dated Subordinated Debt Securities or Coupons in the last paragraph of Section 3.06, no right or remedy herein conferred upon or reserved to the Trustee or to the Holders of Dated Subordinated Debt Securities or holders of Coupons is intended to be exclusive of any other right or remedy, and every right and remedy shall, to the extent permitted by law, be cumulative and in addition to every other right and remedy given hereunder or now or hereafter existing at law or in equity or otherwise. The assertion or employment of any right or remedy hereunder, or otherwise, shall not prevent the concurrent assertion or employment of any other appropriate right or remedy.

Section 5.11. Delay or Omission Not Waiver. No delay or omission of the Trustee or of any Holder of any Dated Subordinated Debt Security or holder of any Coupon to exercise any right or remedy accruing upon any Event of Default or Default shall impair any such right or remedy or constitute a waiver of any such Event of Default or Default or an acquiescence therein. Every right and remedy given by this Article or by law to the Trustee or to the Holders of Dated Subordinated Debt Securities or holders of any Coupons may be exercised from time to time, and as often as may be deemed expedient, by the Trustee or by the Holders of Dated Subordinated Debt Securities or holders of any Coupons, as the case may be.

Section 5.12. Control by Holders. The Holders of a majority in aggregate principal amount of the Outstanding Dated Subordinated Debt Securities of any series shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee with respect to the Dated Subordinated Debt Securities of such series, provided that

(a) such direction shall not be in conflict with any rule of law or with this Dated Subordinated Debt Securities Indenture; and

(b) the Trustee may take any other action deemed proper by the Trustee which is not inconsistent with such direction.

Section 5.13. Waiver of Past Events of Default or Defaults. The Holders of not less than a majority in aggregate principal amount of the Outstanding Dated Subordinated Debt Securities of any series may on behalf of the Holders of all the Dated Subordinated Debt Securities of such series and holders of related Coupons waive any past Event of Default or Default hereunder with respect to such series and its consequences, except an Event of Default or Default

(a) in the payment of the principal of (or premium, if any) or interest, if any, or Deferred Payment, if any, on any Dated Subordinated Debt Security of such series, or

(b) in respect of a covenant or provision hereof which under Article Nine cannot be modified or amended without the consent of the Holder of each Outstanding Dated Subordinated Debt Security of such series affected.

Upon any such waiver, such Event of Default or Default shall cease to exist, and any Event of Default or Default with respect to any series arising therefrom shall be deemed to have been cured and not to have occurred for every purpose of this Dated Subordinated Debt Securities Indenture, but no such waiver shall extend to any subsequent or other Event of Default or Default or impair any right consequent thereon.

Section 5.14. Undertaking for Costs. All parties to this Dated Subordinated Debt Securities Indenture agree, and each Holder of any Dated Subordinated Debt Security and each holder of any Coupon by his acceptance thereof shall be deemed to have agreed, that any court may in its discretion require, in any suit for the enforcement of any right or remedy under this Dated Subordinated Debt Securities Indenture, or in any suit against the Trustee for any action taken, suffered or omitted by it as Trustee, the filing by any party litigant to such suit of an undertaking to pay the costs of such suit, and that such court may in its discretion assess reasonable costs, including reasonable attorneys’ fees, against any party litigant in such suit, having due regard to the merits and good faith of the claims or defences made by such party litigant; but the provisions of this Section shall not apply to any suit instituted by the Trustee, to any suit instituted by any Holder or group of Holders holding in the aggregate more than 10% in principal amount of the Outstanding Dated Subordinated Debt Securities of any series, or to any suit instituted by any Holder or holder of a Coupon for the enforcement of the payment of the principal of (or premium, if any) or interest, if any, on any Dated Subordinated Debt Security on or after the respective Stated Maturities expressed in such Dated Subordinated Debt Security or Coupon (or, in the case of redemption, on or after the Redemption Date).

Section 5.15. Waiver of Usury, Stay or Extension Laws. The Company covenants (to the extent that it may lawfully do so) that it will not at any time insist upon, or plead, or in any manner whatsoever claim or take the benefit or advantage of, any usury, stay or extension law wherever enacted, now or at any time hereafter in force, which may affect the covenants or the performance of this Dated Subordinated Debt Securities Indenture; and the Company (to the extent it may lawfully do so) hereby expressly waives all benefit or advantage of any such law and covenants that it will not hinder, delay or impede the execution of any power herein granted to the Trustee, but will suffer and permit the execution of every such power as though no such law had been enacted.

Article 6

THE TRUSTEE

Section 6.01. Certain Duties and Responsibilities. (a) The duties and responsibilities of the Trustee shall be as provided by the Trust Indenture Act. Notwithstanding the foregoing, no provision of this Dated Subordinated Debt Securities Indenture shall require the Trustee to expend or risk its own funds or otherwise incur any financial liability in the performance of any of its duties hereunder, or in the exercise of any of its rights or powers, if it shall have reasonable grounds for believing that repayment of such funds or adequate indemnity against such risk or liability is not reasonably assured to it. Whether or not therein expressly so provided, every provision of this Dated Subordinated Debt Securities Indenture relating to the conduct or affecting the liability of or affording protection to the Trustee shall be subject to the provisions of this Section.

(b) Except during the continuance of an Event of Default,

(i) the Trustee undertakes to perform such duties and only such duties as are specifically set forth in this Indenture, and no implied covenants or obligations shall be read into this Indenture against the Trustee; and

(ii) in the absence of bad faith on its part, the Trustee may conclusively rely, as to the truth of the statements and the correctness of the opinions expressed therein, upon certificates or opinions furnished to the Trustee and conforming to the requirements of this Indenture; but in the case of any such certificates or opinions which by any provision hereof are specifically required to be furnished to the Trustee, the Trustee shall be under a duty to examine the same to determine whether or not they conform to the requirements of this Indenture (but need not confirm or investigate the accuracy of mathematical calculations or other facts stated therein).

(c) In case an Event of Default has occurred and is continuing, the Trustee shall exercise such of the rights and powers vested in it by this Indenture, and use the same degree of care and skill in their exercise, as a prudent person would exercise or use under the circumstances in the conduct of his or her own affairs.

(d) No provision of this Indenture shall be construed to relieve the Trustee from liability for its own negligent action, its own negligent failure to act, or its own willful misconduct, except that

(i) this Subsection shall not be construed to limit the effect of subsection (b) of this Section;

(ii) the Trustee shall not be liable for any error of judgment made in good faith by a Responsible Officer, unless it shall be proved that the Trustee was negligent in ascertaining the pertinent facts; and

(iii) the Trustee shall not be liable with respect to any action taken or omitted to be taken by it in good faith in accordance with the direction of the Holders of a majority in principal amount of the Outstanding Dated Subordinated Debt Securities of any series.

Section 6.02. Notice of Defaults. Within 90 days after the occurrence of any Event of Default or Default hereunder with respect to Dated Subordinated Debt Securities of any series the Trustee shall transmit in the manner and to the extent provided in Section 1.06 to Holders of Dated Subordinated Debt Securities of such series notice of such Event of Default or Default hereunder actually known to the Trustee, unless such Event of Default or Default shall have been cured or waived; provided, however, that except in the case of an Event of Default or Default in the payment of the principal of (or premium if any) or interest, if any, on any Dated Subordinated Debt Securities of such Series, the Trustee shall be protected in withholding such notice if the board of directors, the executive committee or a trust committee of directors or Responsible Officers of the Trustee determine in good faith that the withholding of such notice is in the interest of the Holders of Dated Subordinated Debt Securities of such series.

Section 6.03. Certain Rights of Trustee. Subject to the provisions of Section 6.01:

(a) the Trustee may conclusively rely and shall be protected in acting or refraining from acting upon any resolution, certificate, statement, instrument, opinion, report, notice, request, direction, consent, order, bond, debenture, note, coupon or other evidence of indebtedness or other paper or document believed by it to be genuine and to have been signed or presented by the proper party or parties;

(b) any request or direction of the Company mentioned herein shall be sufficiently evidenced by a Company Request or Company Order and any action or resolution of the Board of Directors of the Company shall be sufficiently evidenced by a Board Resolution;

(c) whenever in the administration of this Dated Subordinated Debt Securities Indenture the Trustee shall deem it desirable that a matter be proved or established prior to taking, suffering or omitting any action hereunder, the Trustee (unless other evidence be herein specifically prescribed) may, in the absence of bad faith on its part, rely upon an Officer’s Certificate;

(d) the Trustee may consult with counsel of its selection and the written advice of such counsel or any Opinion of Counsel shall be full and complete authorization and protection in respect of any action taken, suffered or omitted by it hereunder in good faith and in reliance thereon;

(e) the Trustee shall be under no obligation to exercise any of the rights or powers vested in it by this Dated Subordinated Debt Securities Indenture at the request or direction of any of the Holders pursuant to this Dated Subordinated Debt Securities Indenture, unless such Holders shall have offered to the Trustee reasonable security or indemnity against the costs, expenses and liabilities which might be incurred by it in compliance with such request or direction;

(f) the Trustee shall not be bound to make any investigation into the facts or matters stated in any resolution, certificate, statement, instrument, opinion, report, notice, request, direction, consent, order, bond, debenture, note, coupon or other evidence of indebtedness or other paper or document, but the Trustee, in its discretion, may make such further inquiry or investigation into such facts or matters as it may see fit, provided that the Trustee shall not be entitled to such information which the Company is prevented from disclosing as a matter of law or contract;

(g) the Trustee may execute any of the trusts or powers hereunder or perform any duties hereunder either directly or by or through agents or attorneys and the Trustee shall not be responsible for any misconduct or negligence on the part of any agent or attorney appointed with due care by it hereunder;

(h) the Trustee shall not be liable for any action taken or omitted by it in good faith and believed by it to be authorized or within the discretion or rights or powers conferred upon it by this Dated Subordinated Debt Securities Indenture;

(i) in no event shall the Trustee be responsible or liable to the Company for special, indirect, or consequential loss or damage of any kind whatsoever (including, but not limited to, loss of profit) irrespective of whether the Trustee has been advised of the likelihood of such loss or damage and regardless of the form of action;

(j) the Trustee shall not be deemed to have notice of any Event of Default or Default unless a Responsible Officer of the Trustee has actual knowledge thereof or unless written notice of any event which is in fact such an Event of Default or Default is received by the Trustee at the Corporate Trust Office of the Trustee, and such notice references the Dated Subordinated Debt Securities and this Indenture;

(k) the rights, privileges, protections, immunities and benefits given to the Trustee, including, without limitation, its right to be indemnified, are extended to, and shall be enforceable by, the Trustee in each of its capacities hereunder; and

(l) the Trustee may request that the Company deliver a certificate setting forth the names of individuals and/or titles of officers authorized to take specified actions pursuant to this Indenture.

Section 6.04. Not Responsible for Recitals or Issuance of Dated Subordinated Debt Securities. The recitals contained herein and in the Dated Subordinated Debt Securities, except the Trustee’s certificates of authentication, shall be taken as the statements of the Company, and neither the Trustee nor any Authenticating Agent assumes any responsibility for their correctness. The Trustee makes no representations as to the validity or sufficiency of this Dated Subordinated Debt Securities Indenture or of the Dated Subordinated Debt Securities or Coupons, except that the Trustee represents and warrants that it has duly authorized, executed and delivered this Dated Subordinated Debt Securities Indenture. Neither the Trustee nor any Authenticating Agent shall be accountable for the use or application by the Company of Dated Subordinated Debt Securities or the proceeds thereof.

Section 6.05. May Hold Dated Subordinated Debt Securities. The Trustee, any Authenticating Agent, any Paying Agent, any Dated Subordinated Debt Security Registrar and any Calculation Agent or any other agent of the Company, in its individual or any other capacity, may become the owner or pledgee of Dated Subordinated Debt Securities or Coupons and,

subject to Sections 6.08 and 6.13, may otherwise deal with the Company with the same rights it would have if it were not Trustee, Authenticating Agent, Paying Agent, Dated Subordinated Debt Security Registrar, Calculation Agent or such other agent.

Section 6.06. Money Held in Trust. Money held by the Trustee in trust hereunder need not be segregated from other funds except to the extent required by law. The Trustee shall be under no liability for interest on any money received by it hereunder except as otherwise agreed in writing with the Company.

Section 6.07. Compensation and Reimbursement. The Company agrees

(a) to pay to the Trustee from time to time such compensation for all services rendered by it hereunder as agreed in writing by the Company from time to time (which compensation shall not be limited by any provision of law in regard to the compensation of a trustee of an express trust);

(b) except as otherwise expressly provided herein, to reimburse the Trustee upon its request for all reasonable expenses, disbursements and advances incurred or made by the Trustee in accordance with any provision of this Dated Subordinated Debt Securities Indenture (including the reasonable compensation and the expenses and disbursements of its agents and counsel), except any such expense, disbursement or advance as may be attributable to its negligence or bad faith; and

(c) to indemnify the Trustee and any predecessor Trustee for, and to hold it harmless against, any loss, claim, damage, liability or expense incurred without negligence or bad faith on its part, arising out of or in connection with the acceptance or administration of the trust or trusts hereunder including the costs and expenses of defending itself against any claim or liability in connection with the exercise or performance of any of its powers or duties hereunder but excluding any tax liabilities of the Trustee based upon, measured by or determined by the income of the Trustee.

The Trustee shall notify the Company in writing of the commencement of any action or claim in respect of which indemnification may be sought promptly after the Trustee becomes aware of such commencement (provided that the failure to make such notification shall not affect the Trustee’s rights hereunder) and the Company shall be entitled to participate in, and to the extent it shall wish, to assume the defence thereof, including the employment of counsel reasonably satisfactory to the Trustee; provided, however, that if the Trustee determines that an actual or potential conflict of interest exists then the Trustee shall be entitled to retain separate counsel and the Company shall pay the fees and expenses of such counsel. The Trustee shall not compromise or settle any such action or claim without the written consent of the Company, which consent shall not be unreasonably withheld.

As security for the performance of the obligations of the Company under this Section, the Trustee shall have a senior claim to which the Dated Subordinated Debt Securities are hereby made subordinate, upon all property and funds held or collected by the Trustee as such, except funds held in trust for the payment of principal of (or premium, if any) or interest, if any, on the

Dated Subordinated Debt Securities. The provisions of this Section 6.07 shall survive the termination of this Indenture or the earlier resignation or removal of the Trustee.

Section 6.08. Disqualification; Conflicting Interests. If the Trustee has or shall acquire a conflicting interest within the meaning of the Trust Indenture Act, the Trustee shall either eliminate such interest or resign, to the extent and in the manner provided by, and subject to the provisions of, the Trust Indenture Act and this Dated Subordinated Debt Securities Indenture.

Section 6.09. Corporate Trustee Required; Eligibility. There shall at all times be a Trustee hereunder with respect to each series which shall be a corporation organized and doing business under the laws of the United States of America, any State thereof or the District of Columbia, authorized under such laws to exercise corporate trust powers, having a combined capital and surplus of at least $50,000,000, subject to supervision or examination by Federal or State or District of Columbia authority and, if there be such corporation willing and able to act as trustee on reasonable and customary terms, having its corporate trust office or agency in the Borough of Manhattan, The City of New York. If such corporation publishes reports of condition at least annually, pursuant to law or to the requirements of said supervising or examining authority, then for the purposes of this Section, the combined capital and surplus of such corporation shall be deemed to be its combined capital and surplus as set forth in its most recent report of condition so published. If at any time the Trustee shall cease to be eligible in accordance with the provisions of this Section, it shall resign immediately in the manner and with the effect hereinafter specified in this Article.

Section 6.10. Resignation and Removal; Appointment of Successor. (a) No resignation or removal of the Trustee and no appointment of a successor Trustee pursuant to this Article shall become effective until the acceptance of appointment by the successor Trustee in accordance with the applicable requirements of Section 6.11.

(b) The Trustee may resign at any time with respect to the Dated Subordinated Debt Securities of one or more series by giving written notice thereof to the Company. If the instrument of acceptance by a successor Trustee required by Section 6.11 shall not have been delivered to the Trustee within 30 days after the giving of such notice of resignation, the resigning Trustee may petition any court of competent jurisdiction for the appointment of a successor Trustee with respect to the Dated Subordinated Debt Securities of such series.

(c) The Trustee may be removed at any time with respect to the Dated Subordinated Debt Securities of any series by Act of the Holders of a majority in principal amount of the Outstanding Dated Subordinated Debt Securities of such series delivered to the Trustee and to the Company.

(d) If at any time:

(i) the Trustee shall fail to comply with Section 6.08 after written request therefor by the Company or by any Holder who has been a bona fide Holder of a Dated Subordinated Debt Security of the series as to which the Trustee has a conflicting interest for at least six months, or

(ii) the Trustee shall cease to be eligible under Section 6.09 and shall fail to resign after written request therefor by the Company or by any Holder who has been a bona fide Holder of a Dated Subordinated Debt Security for at least six months, or

(iii) the Trustee shall become incapable of acting or shall be adjudged a bankrupt or insolvent or a receiver of the Trustee or of its property shall be appointed or any public officer shall take charge, or control of the Trustee or of its property or affairs for the purpose of rehabilitation, conservation or liquidation, then, in any such case, (x) the Company by a Board Resolution may remove the Trustee with respect to any or all series of Dated Subordinated Debt Securities or (y) subject to Section 5.14, any Holder who has been a bona fide Holder of a Dated Subordinated Debt Security for at least six months (and, in the case of subparagraph (d)(i) above, who is a Holder of a Dated Subordinated Debt Security of the series as to which the Trustee has a conflicting interest) may, on behalf of himself and all others similarly situated, petition any court of competent jurisdiction for the removal of the Trustee with respect to all Dated Subordinated Debt Securities and the appointment of a successor Trustee or Trustees.

(e) If the Trustee shall resign, be removed or become incapable of acting, or if a vacancy shall occur in the office of Trustee for any cause, with respect to the Dated Subordinated Debt Securities of one or more series, the Company, by a Board Resolution, shall promptly appoint a successor Trustee or Trustees with respect to the Dated Subordinated Debt Securities of such series (it being understood that any successor Trustee may be appointed with respect to the Dated Subordinated Debt Securities of one or more or all of such series and at any time there shall be only one Trustee with respect to the Dated Subordinated Debt Securities of any particular series), and shall comply with the applicable requirements of Section 6.11. If, within one year after such resignation, removal or incapability, or the occurrence of such vacancy, a successor Trustee with respect to the Dated Subordinated Debt Securities of any series shall be appointed by Act of the Holders of a majority in principal amount of the Outstanding Dated Subordinated Debt Securities of such series delivered to the Company and the retiring Trustee, the successor Trustee so appointed shall, forthwith upon its acceptance of such appointment in accordance with the applicable requirements of Section 6.11, become the successor Trustee with respect to the Dated Subordinated Debt Securities of such series and to that extent supersede the successor Trustee appointed by the Company. If no successor Trustee with respect to the Dated Subordinated Debt Securities of any series shall have been so appointed by the Company or the Holders of Dated Subordinated Debt Securities of such series and accepted appointment in the manner hereinafter required by Section 6.11, any Holder who has been a bona fide Holder of a Dated Subordinated Debt Security of such series for at least six months may, on behalf of himself and all others similarly situated, petition any court of competent jurisdiction for the appointment of a successor Trustee with respect to the Dated Subordinated Debt Securities of such series.

(f) The Company shall give notice of each resignation and each removal of the Trustee with respect to the Dated Subordinated Debt Securities of any series and each appointment of a successor Trustee with respect to the Dated Subordinated Debt Securities of any series in the manner and to the extent provided in Section 1.06. Each notice shall include the name of the successor Trustee with respect to the Dated Subordinated Debt Securities of such series and the address of its Corporate Trust Office.

Section 6.11. Acceptance of Appointment by Successor. (a) In case of the appointment hereunder of a successor Trustee with respect to all Dated Subordinated Debt Securities, every such successor Trustee so appointed shall execute, acknowledge and deliver to the Company and to the retiring Trustee an instrument accepting such appointment, and thereupon the resignation or removal of the retiring Trustee shall become effective and such successor Trustee, without any further act, deed or conveyance, shall become vested with all the rights, powers, trusts and duties of the retiring Trustee; but, on the request of the Company or the successor Trustee, such retiring Trustee shall, upon payment of its charges, execute and deliver an instrument transferring to such successor Trustee, all the rights, powers and trusts of the retiring Trustee and shall duly assign, transfer and deliver to such successor Trustee all property and money held by such retiring Trustee hereunder.

(b) In case of the appointment hereunder of a successor Trustee with respect to the Dated Subordinated Debt Securities of one or more (but not all) series, the Company, the retiring Trustee and each successor Trustee with respect to the Dated Subordinated Debt Securities of such series shall execute and deliver an indenture supplemental hereto wherein each successor Trustee shall accept such appointment and which (i) shall contain such provisions as shall be necessary or desirable to transfer and confirm to, and to vest in, each successor Trustee all the rights, powers, trusts and duties of the retiring Trustee with respect to the Dated Subordinated Debt Securities of such series to which the appointment of such successor Trustee relates, (ii) if the retiring Trustee is not retiring with respect to all Dated Subordinated Debt Securities, shall contain such provisions as shall be deemed necessary or desirable to confirm that all the rights, powers, trusts and duties of the retiring Trustee with respect to the Dated Subordinated Debt Securities of such series as to which the retiring Trustee is not retiring shall continue to be vested in the retiring Trustee, and (iii) shall add to or change any of the provisions of this Dated Subordinated Debt Securities Indenture as shall be necessary to provide for or facilitate the administration of the trusts hereunder by more than one Trustee, it being understood that nothing herein or in such supplemental indenture shall constitute such Trustees co-trustees of the same trust and that each such Trustee shall be trustee of a trust or trusts hereunder separate and apart from any trust or trusts hereunder administered by any other such Trustee; and upon the execution and delivery of such supplemental indenture the resignation or removal of the retiring Trustee shall become effective to the extent provided therein and each such successor Trustee, without any further act, deed or conveyance, shall become vested with all the rights, powers, trusts and duties of the retiring Trustee with respect to the Dated Subordinated Debt Securities of such series to which the appointment of such successor Trustee relates; but, on request of the Company or any successor Trustee, such retiring Trustee shall duly assign, transfer and deliver to such successor Trustee all property and money held by such retiring Trustee hereunder with respect to the Dated Subordinated Debt Securities of such series to which the appointment of such successor Trustee relates.

(c) Upon request of any such successor Trustee, the Company shall execute any and all instruments for more fully and certainly vesting in and confirming to such successor Trustee all such rights, powers and trusts referred to in paragraph (a) or (b) of this Section, as the case may be.

(d) No successor Trustee shall accept its appointment unless at the time of such acceptance such successor Trustee shall be qualified and eligible under this Article.

Section 6.12. Merger, Conversion, Consolidation or Succession to Business. Any corporation into which the Trustee may be merged or converted or with which it may be consolidated, or any corporation resulting from any merger, conversion or consolidation to which the Trustee shall be a party, or any corporation succeeding to all or substantially all the corporate trust business of the Trustee, shall be the successor of the Trustee hereunder, provided such corporation shall be otherwise qualified and eligible under this Article, without the execution or filing of any paper or any further act on the part of any of the parties hereto. In case any Dated Subordinated Debt Securities shall have been authenticated, but not delivered, by the Trustee then in office, any successor by merger, conversion or consolidation to such authenticating Trustee may adopt such authentication and deliver the Dated Subordinated Debt Securities so authenticated with the same effect as if such successor Trustee had itself authenticated such Dated Subordinated Debt Securities.

Section 6.13. Preferential Collection of Claims. If and when the Trustee shall be or become a creditor of the Company (or any other obligor upon the Dated Subordinated Debt Securities of a series), the Trustee shall be subject to the provisions of the Trust Indenture Act regarding the collection of claims against the Company (or any such other obligor).

Section 6.14. Appointment of Authenticating Agent. The Trustee may at any time appoint an Authenticating Agent or Agents with respect to one or more series of Dated Subordinated Debt Securities which shall be authorized to act on behalf of the Trustee to authenticate Dated Subordinated Debt Securities of such series upon original issue, or issued upon exchange, registration of transfer or partial redemption thereof or in lieu of destroyed, lost or stolen Dated Subordinated Debt Securities, and Dated Subordinated Debt Securities so authenticated shall be entitled to the benefits of this Dated Subordinated Debt Securities Indenture and shall be valid and obligatory for all purposes as if authenticated by the Trustee hereunder. Wherever reference is made in this Dated Subordinated Debt Securities Indenture to the authentication and delivery of Dated Subordinated Debt Securities by the Trustee or the Trustee’s certificate of authentication, such reference shall be deemed to include authentication and delivery on behalf of the Trustee by an Authenticating Agent and a certificate of authentication executed on behalf of the Trustee by an Authenticating Agent. Each Authenticating Agent shall be acceptable to the Company and shall at all times be a corporation or national banking association organized and doing business under the laws of the United States of America, any State thereof or the District of Columbia, authorized under such laws to act as Authenticating Agent, having a combined capital and surplus of not less than $50,000,000 and subject to supervision or examination by Federal or State or District of Columbia authority. If such Authenticating Agent publishes reports of condition at least annually, pursuant to law or to the requirements of said supervising or examining authority, then for the purposes of this Section, the combined capital and surplus of such Authenticating Agent shall be deemed to be its combined capital and surplus as set forth in its most recent report of condition so published. If at any time an Authenticating Agent shall cease to be eligible in accordance with the provisions of this Section, such Authenticating Agent shall resign immediately in the manner and with the effect specified in this Section.

Any corporation or national banking association into which an Authenticating Agent may be merged or converted or with which it may be consolidated, or any corporation or national banking association resulting from any merger, conversion or consolidation to which such Authenticating Agent shall be a party, or any corporation or national banking association succeeding to the corporate agency or corporate trust business of an Authenticating Agent, shall continue to be an Authenticating Agent, provided such corporation or national banking association shall be otherwise eligible under this Section, without the execution or filing of any paper or any further act on the part of the Trustee or the Authenticating Agent.

An Authenticating Agent may resign at any time by giving written notice thereof to the Trustee and to the Company. The Trustee may at any time terminate the agency of an Authenticating Agent by giving written notice thereof to such Authenticating Agent and to the Company. Upon receiving such a notice of resignation or upon such a termination, or in case at any time such Authenticating Agent shall cease to be eligible in accordance with the provisions of this Section, the Trustee may appoint a successor Authenticating Agent which shall be acceptable to the Company and shall give notice to the Holders of Dated Subordinated Debt Securities in the manner and to the extent provided in Section 1.06. Any successor Authenticating Agent upon acceptance of its appointment hereunder shall become vested with all the rights, powers and duties of its predecessor hereunder, with like effect as if originally named as an Authenticating Agent. No successor Authenticating Agent shall be appointed unless eligible under the provisions of this Section.

The Trustee agrees to pay to each Authenticating Agent from time to time reasonable compensation for its services under this Section.

If an appointment with respect to one or more series is made pursuant to this Section, the Dated Subordinated Debt Securities of such series may have endorsed thereon, in lieu of the Trustee’s certificate of authentication, an alternate certificate of authentication in the following form:

CERTIFICATE OF AUTHENTICATION

This is one of the Dated Subordinated Debt Securities of the series designated herein referred to in the within-mentioned Dated Subordinated Debt Securities Indenture.

Date:

THE BANK OF NEW YORK MELLON,
as Trustee

By:
as Authenticating Agent

By:
Authorized Signatory

If all of the Dated Subordinated Debt Securities of a series may not be originally issued at one time, and if the Trustee does not have an office capable of authenticating Dated

Subordinated Debt Securities upon original issuance located in a Place of Payment where the Company wishes to have Dated Subordinated Debt Securities of such series authenticated upon original issuance, the Trustee, if so requested by the Company in writing (which writing need not comply with Section 1.02 and need not be accompanied by an Opinion of Counsel), shall appoint in accordance with this Section an Authenticating Agent having an office in a Place of Payment designated by the Company with respect of such series of Dated Subordinated Debt Securities.

Article 7

HOLDERS LISTS AND REPORTS BY TRUSTEE AND COMPANY

Section 7.01. Company to Furnish Trustee Names and Addresses of Holders. The Company, with respect to any series of Dated Subordinated Debt Securities in registered form, will furnish or cause to be furnished to the Trustee

(a) not more than 15 days after each Regular Record Date (or after each of the dates to be specified for such purpose for non-interest bearing Dated Subordinated Debt Securities and Dated Subordinated Debt Securities on which interest is paid less frequently than quarterly as contemplated by Section 3.01), a list, in such form as the Trustee may reasonably require, of the names and addresses of the Holders of registered Dated Subordinated Debt Securities as of such Regular Record Date or such specified date, and

(b) at such other times as the Trustee may request in writing, within 30 days after the receipt by the Company of any such request, a list of similar form and content as of a date not more than 15 days prior to the time such list is furnished.

The Company need not furnish or cause to be furnished to the Trustee pursuant to this Section 7.01 the names and addresses of Holders of registered Dated Subordinated Debt Securities so long as the Trustee acts as Dated Subordinated Debt Security Registrar with respect to such series of Dated Subordinated Debt Securities.

Section 7.02. Preservation of Information; Communications to Holders. (a) The Trustee shall preserve, in as current a form as is reasonably practicable, the names and addresses of Holders (i) contained in the most recent list furnished to the Trustee as provided in Section 7.01 and (ii) received by the Trustee in its capacity as Paying Agent or Dated Subordinated Debt Security Registrar (if so acting). The Trustee may destroy any list furnished to it as provided in Section 7.01 upon receipt of a new list so furnished.

(b) The rights of the Holders of Dated Subordinated Debt Securities of any series to communicate with other Holders with respect to their rights under this Dated Subordinated Debt Securities Indenture or under the Dated Subordinated Debt Securities, and the corresponding rights and privileges of the Trustee, shall be as provided by the Trust Indenture Act.

(c) Every Holder, by receiving and holding a Dated Subordinated Debt Security, agrees with the Company and the Trustee that neither the Company nor the Trustee nor any agent of any of them shall be held accountable by reason of the disclosure of any such information as to the names and addresses of the Holders in accordance with Section 7.02(b).

Section 7.03. Reports by Trustee. (a) On or before June 1 in each year following the date hereof, so long as any Dated Subordinated Debt Securities are Outstanding hereunder, the Trustee shall transmit to Holders as provided in the Trust Indenture Act a brief report dated as of such date as required by and in compliance with the Trust Indenture Act.

(b) A copy of each such report shall, at the time of such transmission to Holders, be filed by the Trustee with each securities exchange upon which the Trustee has been notified that the Dated Subordinated Debt Securities are listed, with the Commission and with the Company. The Company will notify the Trustee when Dated Subordinated Debt Securities are listed on any securities exchange.

(c) The Company will furnish the Trustee with interim and annual reports. In addition, the Company will furnish the Trustee with all notices of meetings at which Holders of Dated Subordinated Debt Securities of a particular series are entitled to vote, and all other reports and communications that are made generally available to Holders of Dated Subordinated Debt Securities. The Trustee will, at the Company’s expense, make such notices, reports and communications available for inspection by Holders of Dated Subordinated Debt Securities in such manner as the Company may determine and, in the case of any notice received by the Trustee in respect of any meeting at which Holders of Dated Subordinated Debt Securities of a particular series are entitled to vote, will mail to all such record Holders of Dated Subordinated Debt Securities, at the Company’s expense, a notice containing a summary of the information set forth in such notice of meeting.

Section 7.04. Reports by Company. The Company shall:

(a) file with the Trustee, within 15 days after the Company is required to file the same with the Commission, copies of the annual reports and of the information, documents and other reports (or copies of such portions of any of the foregoing as the Commission may from time to time by rules and regulations prescribe) which the Company may be required to file with the Commission pursuant to Section 13 or Section 15(d) of the Exchange Act; or, if the Company is not required to file information, documents or reports pursuant to either of such Sections, then it shall file with the Trustee and the Commission, in accordance with rules and regulations prescribed from time to time by the Commission, such of the supplementary and periodic information, documents and reports which may be required pursuant to Section 13 of the Exchange Act in respect of a security listed and registered on a national securities exchange as may be prescribed from time to time in such rules and regulations;

(b) file with the Trustee and the Commission, in accordance with rules and regulations prescribed from time to time by the Commission, such additional information, documents and reports with respect to compliance by the Company with the conditions and covenants of this Dated Subordinated Debt Securities Indenture as may be required from time to time by such rules and regulations; and

(c) transmit to Holders, in the manner and to the extent required by the Trust Indenture Act, within 30 days after the filing thereof with the Trustee, such summaries of any information, documents and reports required to be filed by the Company pursuant to paragraphs

(a) and (b) of this Section as may be required by rules and regulations prescribed from time to time by the Commission.

Article 8

CONSOLIDATION, MERGER, CONVEYANCE OR TRANSFER

Section 8.01. Company May Consolidate, etc. Only on Certain Terms. The Company may, without the consent of Holders of any Dated Subordinated Debt Securities of any series Outstanding under this Dated Subordinated Debt Securities Indenture, consolidate or amalgamate with or merge into any other corporation or convey or transfer or lease its properties and assets substantially as an entirety to any Person, provided that:

(a) the Person formed by such consolidation or amalgamation or into which the Company is merged or the Person which acquires by conveyance or transfer or which leases the properties and assets of the Company substantially as an entirety (i) shall be a company organized and validly existing under the laws of the United Kingdom or any political subdivision thereof and entitled to carry on the business of a bank, and (ii) shall expressly assume, by an indenture supplemental hereto, executed and delivered to the Trustee, in form satisfactory to the Trustee, the due and punctual payment of the principal of (and premium, if any) and interest, if any, on all the Dated Subordinated Debt Securities in accordance with the provisions of such Dated Subordinated Debt Securities and this Dated Subordinated Debt Securities Indenture and the performance or observance of every covenant of this Dated Subordinated Debt Securities Indenture on the part of the Company to be performed or observed;

(b) immediately after giving effect to such transaction and treating any indebtedness which becomes an obligation of the Company or any Subsidiary thereof as a result of such transaction as having been incurred by the Company or such Subsidiary at the time of such transaction, no Event of Default or Default and no event which, after notice or lapse of time or both, would become an Event of Default or Default shall have happened and be continuing; and

(c) the Company has delivered to the Trustee an Officer’s Certificate and an Opinion of Counsel, each stating that such consolidation, amalgamation, merger, conveyance or transfer and such supplemental indenture comply with this Article and that all conditions precedent herein provided for relating to such transaction have been complied with.

Section 8.02. Successor Person Substituted. Upon any consolidation, amalgamation or merger or any conveyance or transfer or lease of the properties and assets of the Company substantially as an entirety in accordance with Section 8.01, the successor Person formed by such consolidation or amalgamation or into which the Company is merged or the Person to which such conveyance or transfer is made shall succeed to and be substituted for, and may exercise every right and power of, the Company under this Dated Subordinated Debt Securities Indenture with the same effect as if such successor Person had been named as the Company herein, and thereafter, the predecessor Person shall be relieved of all obligations and covenants under the Dated Subordinated Debt Securities Indenture, the Dated Subordinated Debt Securities and the Coupons, if any.

Section 8.03. Assumption of Obligations. With respect to the Dated Subordinated Debt Securities of any series, a wholly-owned Subsidiary of the Company (a “successor entity”) may without the consent of any Holder assume the obligations of the Company (or any Person which shall have previously assumed the obligations of the Company) for the due and punctual payment of the principal of (and premium, if any, on) and interest, if any, on any series of Dated Subordinated Debt Securities in accordance with the provisions of such Dated Subordinated Debt Securities and this Dated Subordinated Debt Securities Indenture and the performance of every covenant of this Dated Subordinated Debt Security Indenture and such series of Dated Subordinated Debt Securities on the part of the Company to be performed or observed, provided that:

(a) the successor entity shall expressly assume such obligations by an amendment to the Dated Subordinated Debt Securities Indenture, executed by the Company and such successor entity, if applicable, and delivered to the Trustee, in form satisfactory to the Trustee, and the Company shall, by amendment to the Dated Subordinated Debt Securities Indenture, irrevocably guarantee (such guarantee to be given on a subordinated basis consistent with Article 12 hereof) all of the obligations of such successor entity under the Dated Subordinated Debt Securities of such series and the Dated Subordinated Debt Securities Indenture as so modified by such amendment (provided, however, that, for the purposes of the Company’s obligation to pay Additional Amounts, if any, payable pursuant to Section 10.04 in respect of the Dated Subordinated Debt Securities and any related Coupons, references to such successor entity’s country of organization will be added to references to the United Kingdom);

(b) such successor entity shall confirm in such amendment to the Dated Subordinated Debt Securities Indenture that such successor entity will pay all Additional Amounts, if any, payable pursuant to Section 10.04 in respect of all the Dated Subordinated Debt Securities and any related Coupons (provided, however, that for these purposes such successor entity’s country of organization will be substituted for the references to the United Kingdom);

(c) immediately after giving effect to such assumption of obligations, no Event of Default or Default and no event which, after notice or lapse of time or both, would become an Event of Default or Default, shall have occurred and be continuing; and

(d) the Company has delivered to the Trustee an Officer’s Certificate and an Opinion of Counsel, each stating that such assumption complies with this Article and that all conditions precedent herein provided for relating to such assumption have been complied with.

Upon any such assumption, the successor entity shall succeed to, and be substituted for, and may exercise every right and power of, the Company under this Dated Subordinated Debt Securities Indenture with respect to any such Dated Subordinated Debt Securities with the same effect as if such successor entity had been named as the Company in this Dated Subordinated Debt Securities Indenture, and the Company or any legal and valid successor corporation which shall theretofore have become such in the manner prescribed herein, shall be released from all liability as obligor upon any such Dated Subordinated Debt Securities except as provided in clause (a) of this Section.

In the event of any such assumption, any Additional Amounts, if any, payable pursuant to Section 10.04 will be payable in respect of Taxes imposed by the jurisdiction in which the successor entity is organized (subject to exceptions equivalent to those that apply to any obligation to pay Additional Amounts in respect of Taxes imposed by any Taxing Jurisdiction) rather than Taxes imposed by any Taxing Jurisdiction; provided, however, that if the Company makes payment under the guarantee, the Company shall be required to pay Additional Amounts related to Taxes (subject to the exceptions set forth in Section 10.04) imposed by any Taxing Jurisdiction by reason of such payments.

Article 9

SUPPLEMENTAL INDENTURES

Section 9.01. Supplemental Indentures Without Consent of Holders. Without the consent of any Holders, the Company, when authorized by a Board Resolution, and the Trustee, at any time and from time to time, may enter into one or more indentures supplemental hereto, in form satisfactory to the Trustee, for any of the following purposes:

(a) to evidence the succession of another Person to the Company and the assumption by any such successor of the covenants of the Company herein and in the Dated Subordinated Debt Securities and Coupons; or

(b) to add to the covenants of the Company for the benefit of the Holders of all or any series of Dated Subordinated Debt Securities (and, if such covenants are to be for the benefit of less than all series of Dated Subordinated Debt Securities, stating that such covenants are expressly being included solely for the benefit of such series) or to surrender any right or power herein conferred upon the Company; or

(c) to add any additional Events of Default or Defaults for the benefit of the Holders of all or any series of Dated Subordinated Debt Securities (and, if such additional Events of Default or Defaults are to be for the benefit of less than all series of Dated Subordinated Debt Securities, stating that such additional Events of Default or Defaults are expressly being included solely for the benefit of such series); or

(d) to add to, change or eliminate any of the provisions of this Dated Subordinated Debt Securities Indenture, or any supplemental indenture, provided that any such addition, change or elimination shall become effective only when there is no Dated Subordinated Debt Security Outstanding of any series created prior to the execution of such supplemental indenture effecting such change or elimination which is entitled to the benefit of such provision; or

(e) to secure the Dated Subordinated Debt Securities; or

(f) to establish the form or terms of Dated Subordinated Debt Securities of any series and any Coupons appertaining thereto as permitted by Sections 2.01 and 3.01; or

(g) to change any Place of Payment, so long as the Place of Payment as required by Section 3.01 is maintained; or

(h) to cure any ambiguity or to correct or supplement any provision herein which may be defective or inconsistent with any other provision herein or in any supplemental indenture, provided that such action shall not adversely affect the interests of the Holders of Dated Subordinated Debt Securities of any series in any material respect; or

(i) to make any other provisions with respect to matters or questions arising under this Dated Subordinated Debt Securities Indenture, provided such action shall not adversely affect the interests of the Holders of Dated Subordinated Debt Securities of any series in any material respect; or

(j) to evidence and provide for the acceptance of appointment hereunder by a successor Trustee with respect to the Dated Subordinated Debt Securities of one or more series and to add to or change any of the provisions of this Dated Subordinated Debt Securities Indenture as shall be necessary to provide for or facilitate the administration of the trusts hereunder by more than one Trustee, pursuant to the requirements of Section 6.11(b); or

(k) to change or eliminate any provision of this Dated Subordinated Debt Securities Indenture as permitted by Section 1.07.

Section 9.02. Supplemental Indentures with Consent of Holders. With the consent of the Holders of not less than 66 2/3% in aggregate principal amount of the Outstanding Dated Subordinated Debt Securities of each series affected by such supplemental Dated Subordinated Debt Securities Indenture (voting as a class), by Act of said Holders delivered to the Company and the Trustee, the Company, when authorized by a Board Resolution, and the Trustee may enter into an indenture or indentures supplemental hereto for the purpose of adding any provisions to or changing in any manner or eliminating any of the provisions of this Dated Subordinated Debt Securities Indenture or of modifying in any manner the rights of the Holders of Dated Subordinated Debt Securities of such series under this Dated Subordinated Debt Securities Indenture; provided, however, that no such supplemental indenture may, without the consent of the Holder of each Outstanding Dated Subordinated Debt Security affected thereby,

(a) change the Stated Maturity, if any, of any principal amount or any interest amounts in respect of any such Dated Subordinated Debt Security, or reduce the principal amount thereof or any Deferred Payment, or the rate of interest, if any, thereon, or any premium payable upon the redemption thereof, or reduce the amount of principal of a Discount Security that would be due and payable upon an acceleration of the Maturity thereof pursuant to Section 5.02, or change the obligation of the Company (or its successor) to pay Additional Amounts pursuant to Section 10.04 (except as contemplated by Section 8.01(a) and permitted by Section 9.01(a)) on the Dated Subordinated Debt Securities, or change any Place of Payment where, or the currency in which the principal amount of, premium, if any, or interest or Deferred Payments on, any such Dated Subordinated Debt Security is payable or impair the right to institute suit for the enforcement of any such payment on or after the Stated Maturity thereof (or, in the case of redemption, on or after the Redemption Date); or

(b) reduce the percentage in aggregate principal amount of the Outstanding Dated Subordinated Debt Securities of any series, the consent of whose Holders is required for any such supplemental indenture, or the consent of whose Holders is required for any waiver (of compliance with certain provisions of this Dated Subordinated Debt Securities Indenture or of certain defaults hereunder and their consequences) provided for in this Dated Subordinated Debt Securities Indenture; or

(c) change any obligation of the Company to maintain an office or agency in the places and for the purposes specified in Section 10.02; or

(d) modify any of the provisions of this Section 9.02 or Section 5.13 except to increase any such percentage or to provide that certain other provisions of this Dated Subordinated Debt Securities Indenture cannot be modified or waived without the consent of the Holder of each Outstanding Dated Subordinated Debt Security affected thereby; provided, however, that this clause shall not be deemed to require the consent of any Holder with respect to changes in the references to the “Trustee” and concomitant changes in this Section, or the deletion of this proviso, in accordance with the requirements of Sections 6.11(b) and 9.01(j); or

(e) change in any manner adverse to the interests of the Holders of any Dated Subordinated Debt Securities the subordination provisions of the Dated Subordinated Debt Securities or the terms and conditions of the obligations of the Company in respect of the due and punctual payment of any amounts due and payable on the Dated Subordinated Debt Securities.

It shall not be necessary for any Act of Holders under this Section to approve the particular form of any proposed supplemental indenture, but it shall be sufficient if such Act shall approve the substance thereof.

A supplemental indenture which changes or eliminates any covenant or other provision of this Dated Subordinated Debt Securities Indenture which has expressly been included solely for the benefit of one or more particular series of Dated Subordinated Debt Securities, or which modifies the rights of the Holders of Dated Subordinated Debt Securities of such series with respect to such covenant or other provision, shall be deemed not to affect the rights under this Dated Subordinated Debt Securities Indenture of the Holders of Dated Subordinated Debt Securities of any other series.

Section 9.03. Execution of Supplemental Indentures. In executing, or accepting the additional trusts created by, any supplemental indenture permitted by this Article or the modifications thereby of the trusts created by this Dated Subordinated Debt Securities Indenture, the Trustee shall be entitled to receive, and (subject to Section 6.01) shall be fully protected in relying upon, an Opinion of Counsel stating that the execution of such supplemental indenture is authorized or permitted by this Dated Subordinated Debt Securities Indenture. The Trustee may, but shall not be obliged to, enter into any such supplemental indenture which affects the Trustee’s own rights, duties or immunities under this Dated Subordinated Debt Securities Indenture or otherwise.

Section 9.04. Effect of Supplemental Indentures. Upon the execution of any supplemental indenture under this Article, this Dated Subordinated Debt Securities Indenture shall be modified in accordance therewith, and such supplemental indenture shall form a part of this Dated Subordinated Debt Securities Indenture for all purposes; and every Holder of Dated

Subordinated Debt Securities theretofore or thereafter authenticated and delivered hereunder and every holder of Coupons, if any, shall be bound thereby, except as otherwise expressed therein.

Section 9.05. Conformity with Trust Indenture Act. Every supplemental indenture executed pursuant to this Article shall conform to the requirements of the Trust Indenture Act as then in effect.

Section 9.06. Reference in Dated Subordinated Debt Securities to Supplemental Indentures. Dated Subordinated Debt Securities of any series authenticated and delivered after the execution of any supplemental indenture pursuant to this Article may, and shall if required by the Trustee, bear a notation in form approved by the Trustee as to any matter provided for in such supplemental indenture. If the Company shall so determine, new Dated Subordinated Debt Securities of any series so modified as to conform, in the opinion of the Trustee and the Company, to any such supplemental indenture may be prepared and executed by the Company and such Dated Subordinated Debt Securities may be authenticated and delivered by the Trustee in exchange for Outstanding Dated Subordinated Debt Securities of such series.

Article 10

COVENANTS

Section 10.01. Payment of Principal, Premium, and Interest. The Company covenants and agrees for the benefit of each series of Dated Subordinated Debt Securities that it will (subject to Sections 3.07 and 12.01) duly and punctually pay the principal of (and premium, if any) and interest, if any, on the Dated Subordinated Debt Securities of that series when due and payable in accordance with the terms of the Dated Subordinated Debt Securities, any Coupons appertaining thereto and this Dated Subordinated Debt Securities Indenture.

Section 10.02. Maintenance of Office or Agency. The Company will maintain in each Place of Payment for any series of Dated Subordinated Debt Securities an office or agency where Dated Subordinated Debt Securities of that series and any Coupons appertaining thereto may be presented or surrendered for payment, where Dated Subordinated Debt Securities of that series may be surrendered for registration of transfer or exchange and where notices and demands to or upon the Company in respect of the Dated Subordinated Debt Securities of that series and any Coupons appertaining thereto and this Dated Subordinated Debt Securities Indenture may be served; provided, however, that at the option of the Company in the case of registered Dated Subordinated Debt Securities of such series, payment of any interest thereon may be made by check mailed to the address of the Person entitled herein as such address shall appear in the Dated Subordinated Debt Security Register, unless such person requests payment by wire transfer pursuant to Section 3.07(b). With respect to the Dated Subordinated Debt Securities of any series, such office or agency in each Place of Payment shall be specified as contemplated by Section 3.01, and if not so specified, initially shall be the Corporate Trust Office of the Trustee. Unless otherwise specified pursuant to Section 3.01, the Company will maintain in the Borough of Manhattan, The City of New York, an office or agency where notices and demands to or upon the Company in respect of Dated Subordinated Debt Securities of any series and any Coupons appertaining thereto and this Dated Subordinated Debt Securities Indenture may be served. The Company will give prompt written notice to the Trustee of the location, and any change in the location, of such office or agency. If at any time the Company shall fail to maintain any such required office or agency or shall fail to furnish the Trustee with the address thereof, such presentations, surrenders, notices and demands may be made or served at the Corporate Trust Office of the Trustee, and the Company hereby appoints the Trustee as its agent to receive all presentations, surrenders, notices and demands.

The Company may also from time to time designate one or more other offices or agencies (in or outside the Borough of Manhattan, The City of New York) where the Dated Subordinated Debt Securities of one or more series and any Coupons appertaining thereto may be presented or surrendered for any or all such purposes and may from time to time rescind such designations; provided, however, that no such designation or rescission shall in any manner relieve the Company of any obligation to maintain an office or agency in each Place of Payment (except as otherwise indicated in this Section) for Dated Subordinated Debt Securities of any series and any Coupons appertaining thereto for such purposes. The Company will give prompt written notice to the Trustee of any such designation or rescission and of any change in the location of any such other office or agency.

Section 10.03. Money for Payments to Be Held in Trust. If the Company shall at any time act as Paying Agent with respect to the Dated Subordinated Debt Securities of any series and any Coupons appertaining thereto, it will, on or before each due date for payment of the principal of (and premium, if any) or interest, if any, on any of the Dated Subordinated Debt Securities of that series, segregate and hold in trust for the benefit of the Persons entitled thereto in accordance with the provisions of this Dated Subordinated Debt Securities Indenture a sum sufficient to pay the principal (and premium, if any) or interest, if any, so becoming due until such sums shall be paid to such Persons or otherwise disposed of as herein provided and will promptly notify the Trustee of its failure so to act.

Whenever the Company shall have one or more Paying Agents for any series of Dated Subordinated Debt Securities, it will, prior to each due date for payment of the principal of (and premium, if any) or interest, if any, on any Dated Subordinated Debt Securities of that series, deposit with a Paying Agent a sum sufficient to pay the principal (and premium, if any) or interest, if any, so becoming due, such sum to be held in trust for the benefit of the Persons entitled to such principal, premium or interest in accordance with the provisions of this Dated Subordinated Debt Securities Indenture, and (unless such Paying Agent is the Trustee) the Company will promptly notify the Trustee of its action or its failure so to act. The Company will cause each Paying Agent for any series of Dated Subordinated Debt Securities other than the Trustee to execute and deliver to the Trustee an instrument in which such Paying Agent shall agree with the Trustee, subject to the provisions of this Section, that such Paying Agent will:

(a) comply with the provisions of the Trust Indenture Act applicable to it as a Paying Agent and hold all sums held by it for the payment of the principal of (and premium, if any) or interest, if any, on Dated Subordinated Debt Securities of that series in trust for the benefit of the Persons entitled thereto in accordance with the provisions of this Dated Subordinated Debt Securities Indenture until such sums shall be paid to such Persons or otherwise disposed of as herein provided;

(b) give the Trustee timely notice of any default by the Company (or any other obligor upon the Dated Subordinated Debt Securities of that series) in the making of any payment, when due and payable, or principal of (and premium, if any) or interest, if any, on Dated Subordinated Debt Securities of that series; and

(c) at any time during the continuance of any such default, upon the written request of the Trustee, forthwith pay to the Trustee all sums so held in trust by such Paying Agent.

The Company may at the time, for the purpose of obtaining the satisfaction and discharge of this Dated Subordinated Debt Securities Indenture or for any other purpose, pay, or by Company Order direct any Paying Agent to pay, to the Trustee all sums held in trust by the Company or such Paying Agent, such sums to be held by the Trustee upon the same trusts as those upon which such sums were held by the Company or such Paying Agent; and, upon such payment by any Paying Agent to the Trustee such Paying Agent shall be released from all further liability with respect to such money.

Any money deposited with the Trustee or any Paying Agent, or then held by the Company, in trust for the payment of the principal of (and premium, if any) or interest, if any, on any Dated Subordinated Debt Security of any series and remaining unclaimed for two years after such principal (and premium, if any) or interest, if any, have become due and payable shall be paid to the Company on Company Request, or (if then held by the Company) shall be discharged from such trust; and the Holder of such Dated Subordinated Debt Security and the holder of any Coupon appertaining thereto shall thereafter, as an unsecured general creditor, look only to the Company for payment thereof, and all liability of the Trustee or such Paying Agent with respect to such trust money, and all liability of the Company as trustee thereof, shall thereupon cease; provided, however, that the Trustee or such Paying Agent, before being required to make any such repayment, may at the expense of the Company cause to be published at least once, in Authorized Newspapers, published in the Borough of Manhattan, The City of New York and London, England, notice that such money remains unclaimed and that, after a date specified therein, which shall not be less than 30 days from the date of such publication, any unclaimed balance of such money then remaining will be paid to the Company.

Section 10.04. Additional Amounts. Unless otherwise specified in any Board Resolution establishing the terms of Dated Subordinated Debt Securities of a series in accordance with Section 3.01, any amounts to be paid by the Company on any series of Dated Subordinated Debt Securities will be paid without deduction or withholding for, or on account of, any and all present or future income, stamp and other taxes, levies, imposts, duties, charges, fees, deductions or withholdings (“Taxes”) now or hereafter imposed, levied, collected, withheld or assessed by or on behalf of the United Kingdom or any political subdivision or authority thereof or therein having the power to tax (each a “Taxing Jurisdiction”), unless such deduction or withholding is required by law. If any such Taxes shall at any time be required by a Taxing Jurisdiction to be deducted or withheld, the Company will pay such additional amounts of, or in respect of, the principal of, premium, if any, and interest and Deferred Payments on, such series of Dated Subordinated Debt Securities (“Additional Amounts”) as may be necessary in order that the net amounts paid to the Holders of such series of Dated Subordinated Debt Securities, after such deduction or withholding, shall equal the respective amounts of principal, premium, if any, and interest and Deferred Payments, if any, which would have been payable in respect of such series of Dated Subordinated Debt Securities had no such deduction or withholding been required, provided that the foregoing will not apply to any such Taxes that would not have been payable or due but for the fact that (i) the Holder or the beneficial owner of the Dated Subordinated Debt Securities is a domiciliary, national or resident of, or engages in business or maintains a permanent establishment or is physically present in, the Taxing Jurisdiction requiring such deduction or withholding of Taxes, or otherwise has some connection with such Taxing Jurisdiction other than the holding or ownership of the relevant Dated Subordinated Debt Securities, or the collection of any payment of (or in respect of) principal or premium, if any, or any interest or Deferred Payments on, any Dated Subordinated Debt Securities of the relevant series, (ii) except in the case of a winding up of the Company in England the relevant Dated Subordinated Debt Securities are presented for payment in the United Kingdom, (iii) the relevant Dated Subordinated Debt Securities are presented for payment more than 30 days after the date payment became due or was provided for, whichever is later, except to the extent that the Holder would have been entitled to such Additional Amounts on presenting the same for payment at the close of such 30-day period, (iv) the Holder or the beneficial owner of the relevant Dated Subordinated Debt Securities or the beneficial owner of any payment of (or in respect of) principal of, premium, if any, or any interest or Deferred Payments on such Dated Subordinated Debt Securities failed to make any necessary claim or to comply with any certification, identification or other requirements concerning the nationality, residence, identity or connection with the Taxing Jurisdiction of such Holder or beneficial owner, if such claim or compliance is required by statute, treaty, regulation or administrative practice of the Taxing Jurisdiction as a condition to relief or exemption from such Taxes, (v) such Taxes are imposed on a payment to an individual and are required to be made pursuant to the European Union Directive on the taxation of savings income, adopted on June 3, 2003, or any law implementing or complying with, or introduced in order to conform to, such Directive, (vi) the relevant Dated Subordinated Debt Securities are presented for payment by or on behalf of a Holder who would have been able to avoid such Taxes by presenting the relevant Dated Subordinated Debt Securities to another Paying Agent in a member state of the European Union or elsewhere or (vii) if such Taxes would not have been so imposed, or would have been excluded pursuant to clauses (i) through (vii) above inclusive, if the beneficial owner of, or person ultimately entitled to obtain an interest in, such Dated Subordinated Debt Securities had been the Holder of such Dated Subordinated Debt Securities. Whenever in this Dated Subordinated Debt Securities Indenture there is mentioned, in any context, the payment of the principal of (and premium, if any) or any interest or Deferred Payments, if any, on or in respect of any Dated Subordinated Debt Security of any series, such mention shall be deemed to include mention of the payment of Additional Amounts provided for in this Section to the extent that, in such context, Additional Amounts are, were or would be payable in respect thereof pursuant to the provisions of this Section and as if express mention of the payment of Additional Amounts (if applicable) were made in any provisions hereof where such express mention is not made.

Section 10.05. Corporate Existence. Subject to Article Eight, the Company will do or cause to be done all things necessary to preserve and keep in full force and effect its corporate existence.

Section 10.06. Statement as to Compliance. The Company will deliver to the Trustee, within 120 days after the end of each fiscal year, a certificate in compliance with Section 314(a)(4) of the Trust Indenture Act.

Article 11

REDEMPTION OF DATED SUBORDINATED DEBT SECURITIES

Section 11.01. Applicability of Article. Dated Subordinated Debt Securities of any series shall be redeemable in accordance with their terms (subject to the applicable provisions of the Capital Regulations or other applicable law) and, except as otherwise specified pursuant to Section 3.01 for Dated Subordinated Debt Securities of any series, in accordance with this Article.

The Company may not redeem any Dated Subordinated Debt Securities at its option nor may the Company or any of its Subsidiaries purchase beneficially or procure others to purchase beneficially for its account any Dated Subordinated Debt Securities (other than a purchase in connection with dealing in securities) unless the Auditors shall have reported to the Trustee within six months before such redemption or purchase that, in their opinion, based on the most recent published consolidated balance sheet of the Company and its Subsidiaries available at the date of such report, the aggregate book value of the tangible assets of the Company and its Subsidiaries exceeds the aggregate book value of their liabilities.

Section 11.02. Election to Redeem; Notice to Trustee. The election of the Company to redeem any Dated Subordinated Debt Securities shall be evidenced by a Board Resolution. The Company shall, at least 60 days prior to the Redemption Date fixed by the Company (unless a shorter notice shall be satisfactory to the Trustee), notify the Trustee of such Redemption Date, of the principal amount of Dated Subordinated Debt Securities of such series to be redeemed. In the case of any redemption of Dated Subordinated Debt Securities of any series prior to the expiration of any provision restricting such redemption provided in the terms of such Dated Subordinated Debt Securities or elsewhere in this Dated Subordinated Debt Securities Indenture, the Company shall furnish the Trustee with an Officers Certificate evidencing compliance with or waiver of such provision.

Section 11.03. Selection by Trustee of Dated Subordinated Debt Securities to be Redeemed. If less than all the Dated Subordinated Debt Securities of any series are to be redeemed, the particular Dated Subordinated Debt Securities to be redeemed shall be selected not more than 60 days nor less than 30 days prior to the Redemption Date by the Trustee, from the Outstanding Dated Subordinated Debt Securities of such series not previously called for redemption, by such method as the Trustee shall deem fair and appropriate and which may provide for the selection for redemption of portions (equal to the minimum authorized denomination for registered Dated Subordinated Debt Securities of that series or any multiple thereof) of the principal amount of Dated Subordinated Debt Securities of such series of a denomination larger than the minimum authorized denomination for Dated Subordinated Debt Securities of that series.

The Trustee shall promptly notify the Company in writing of the Dated Subordinated Debt Securities selected for redemption and, in the case of any Dated Subordinated Debt Securities selected for partial redemption, the principal amount thereof to be redeemed.

For all purposes of this Dated Subordinated Debt Securities Indenture, unless the context otherwise requires, all provisions relating to the redemption of Dated Subordinated Debt Securities shall relate in the case of any Dated Subordinated Debt Securities redeemed or to be redeemed only in part, to the portion of the principal amount of such registered Dated Subordinated Debt Security which has been or is to be redeemed.

Section 11.04. Notice of Redemption. Unless otherwise provided as contemplated by Section 3.01 with respect to any series of Dated Subordinated Debt Securities, notice of redemption shall be given not less than 30 nor more than 60 days prior to the Redemption Date to each Holder of Dated Subordinated Debt Securities to be redeemed in the manner and to the extent provided in Section 1.06.

All notices of redemption shall state:

(a) the Redemption Date,

(b) the Redemption Price,

(c) if less than all the Outstanding Dated Subordinated Debt Securities of any series are to be redeemed, the identification (and, in the case of partial redemption, the principal amount) of the Dated Subordinated Debt Securities to be redeemed,

(d) that on the Redemption Date the Redemption Price will become due and payable upon each such Dated Subordinated Debt Security to be redeemed and, if applicable, that interest thereon will cease to accrue on or after the said date,

(e) the place or places where such Dated Subordinated Debt Securities are to be surrendered for payment of the Redemption Price, and that, unless otherwise specified in such notice, bearer Dated Subordinated Debt Securities in definitive form (if any) surrendered for payment must be accompanied by all Coupons maturing subsequent to the Redemption Date, failing which the amount of any such missing Coupon or Coupons will be deducted from the sum due for payment, and

(f) the CUSIP number or numbers, if any, with respect to such Dated Subordinated Debt Securities.

Notice of redemption of Dated Subordinated Debt Securities to be redeemed at the selection of the Company shall be given by the Company or, at the Company’s Request and upon provision to the Trustee of such notice information, by the Trustee in the name and at the expense of the Company.

Section 11.05. Deposit of Redemption Price. On or prior to any Redemption Date, the Company shall deposit with the Trustee or with a Paying Agent (or, if the Company is acting as Paying Agent, segregate and hold in trust as provided in Section 10.03) an amount of money sufficient to pay the Redemption Price of, and (except if the Redemption Date shall be an Interest Payment Date) accrued but unpaid interest on, all the Dated Subordinated Debt Securities which are to be redeemed on that date.

Section 11.06. Dated Subordinated Debt Securities Payable on Redemption Date. Notice of redemption having been given as aforesaid, the Dated Subordinated Debt Securities so to be redeemed shall, on the Redemption Date, become due and payable at the Redemption Price therein specified, and from and after such date (unless the Company shall default in the payment of the Redemption Price and accrued interest, if any) such Dated Subordinated Debt Securities shall cease to accrue interest. Upon surrender of any such Dated Subordinated Debt Security for redemption in accordance with said notice, such Dated Subordinated Debt Security shall be paid by the Company at the Redemption Price, together with accrued but unpaid interest (including any Deferred Interest) and Deferred Payments (if any) to the Redemption Date; provided, however, that with respect to any Dated Subordinated Debt Securities in registered form, unless otherwise specified as contemplated by Section 3.01, a payment of interest which is payable on a Interest Payment Date which is on or before the Redemption Date, shall be payable to the Holders of such Dated Subordinated Debt Securities, or one or more Predecessor Securities, registered as such at the close of business on the relevant Regular or Deferred Record Date according to the terms of the Dated Subordinated Debt Securities and the provisions of Section 3.07.

If any Dated Subordinated Debt Security called for redemption shall not be so paid upon surrender thereof for redemption, the principal and any premium shall, until paid, bear interest from and after the Redemption Date in accordance with the terms of such Dated Subordinated Debt Security and the provisions of Section 3.07.

Section 11.07. Dated Subordinated Debt Securities Redeemed in Part. Any Dated Subordinated Debt Security which is to be redeemed only in part shall be surrendered at a Place of Payment therefor (with, only in the case of Dated Subordinated Debt Securities in registered form, if the Company or the Trustee so requires, due endorsement by, or a written instrument of transfer in form satisfactory to the Company and the Trustee duly executed by, the Holder thereof or his attorney duly authorized in writing), and the Company shall execute, and the Trustee shall authenticate and deliver to the Holder of such Dated Subordinated Debt Security without service charge, a new Dated Subordinated Debt Security or Dated Subordinated Debt Securities of the same series of any authorized denomination as requested by such Holder, in aggregate principal amount equal to and in exchange for the unredeemed portion of the principal of the Dated Subordinated Debt Security so surrendered.

Section 11.08. Optional Redemption Due to Changes in Tax Treatment. Unless otherwise provided as contemplated by Section 3.01 with respect to any series of Dated Subordinated Debt Securities, the Dated Subordinated Debt Securities of any series will be redeemable as a whole but not in part at the option of the Company upon not less than 30 nor more than 60 days’ notice, on any Interest Payment Date (at a redemption price equal to 100% of the principal amount of such Dated Subordinated Debt Securities together with any accrued but unpaid interest and Deferred Payments (if any) in respect of such Dated Subordinated Debt Securities to the date fixed for redemption (or, in the case of Discount Securities, such portion of the principal amount of such Discount Securities as may be specified by the terms thereof)) if at any time the Company shall determine that as a result of a change in or amendment to the laws or regulations of a Taxing Jurisdiction (including any treaty to which such Taxing Jurisdiction is a party), or a change in an official application or interpretation of such laws or regulations (including a decision of any court or tribunal), which change or amendment becomes effective on or after the date specified pursuant to Section 3.01 relating to such series and, in the event that any successor entity has assumed the obligations of the Company, which change or amendment becomes effective on or after the date of such assumption of the Company’s obligations: (a) in making any payments of principal of, premium, if any, interest, or Deferred Payments, if any, on, or in respect of, such series of Dated Subordinated Debt Securities, the Company or any such successor entity that has assumed the obligations of the Company has paid or will or would on the next Interest Payment Date be required to pay Additional Amounts with respect thereto, or (b) the Company or any such successor entity would not be entitled to claim a deduction in respect of such payments in computing its taxation liabilities or the amount of the deduction would be materially reduced. In any case where the Company shall determine that as a result of either this Section 11.08 or Section 11.09 it is entitled to redeem Dated Subordinated Debt Securities of any series, the Company shall be required to deliver to the Trustee prior to the giving of any notice of redemption a written legal opinion of independent counsel of recognized standing (selected by the Company) in a form satisfactory to the Trustee confirming that the Company is entitled to exercise its right of redemption.

The successor entity that assumes the obligations of the Company pursuant to Section 8.03 shall also be entitled to redeem the Dated Subordinated Debt Securities of relevant series in accordance with this Section 11.08 with respect to any change or amendment to, or change in the application or interpretation of the laws or regulations (including any treaty) of the successor entity’s jurisdiction of incorporation which change or amendment occurs subsequent to the date of any such assumption.

Section 11.09. Optional Redemption Due to Issuance of Definitive Dated Subordinated Debt Securities. Unless otherwise provided as contemplated by Section 3.01 with respect to any series of Dated Subordinated Debt Securities, each series of Dated Subordinated Debt Securities shall be redeemable as a whole, but not in part, at the option of the Company, on not less than 30 nor more than 60 days’ notice, on any Interest Payment Date, at a redemption price equal to 100% of the principal amount, together with accrued but unpaid interest and Deferred Payments, if any, in respect of such Dated Subordinated Debt Securities to the date fixed for redemption (or, in the case of Discount Securities, such portion of the principal amount of such Discount Securities as may be specified by the terms thereof, if the Company (or any successor entity) shall be required pursuant to either Section 3.05(a)(i) or 3.05(a)(ii) to exchange the Global Securities of such series for definitive Dated Subordinated Debt Securities and as a result the Company (or such successor entity) is or would be required on the next succeeding Interest Payment Date to pay Additional Amounts with respect thereto. In any case where the Company (or any successor entity) shall determine that as a result of being required to issue definitive Dated Subordinated Debt Securities it is entitled to redeem the Dated Subordinated Debt Securities, the Company shall be required to deliver to the Trustee prior to the giving of any notice of redemption a written legal opinion of independent counsel of recognized standing (selected by the Company) in a form satisfactory to the Trustee confirming that the Company (or such successor entity) is entitled to exercise its right of redemption.

Article 12

SUBORDINATION OF DATED SUBORDINATED DEBT SECURITIES

Section 12.01. Dated Subordinated Debt Securities Subordinate to Claims of Senior Creditors. (a) The Company covenants and agrees, and each Holder of Dated Subordinated Debt Securities of each series and each holder of Coupons appertaining thereto, by his acceptance thereof, likewise covenants and agrees, that to the extent and in the manner hereinafter set forth in this Article Twelve, the Dated Subordinated Debt Securities of such series and the payment of the principal of, premium, if any and interest or other amounts, if any, on each and all of the Dated Subordinated Debt Securities of such series are hereby expressly made subordinate and constitute subordinated obligations of the Company insofar as that on a winding up or administration of the Company the rights of each Holder of Dated Subordinated Debt Securities of such series and, where applicable, the holders of the Coupons appertaining thereto are to be postponed to the claims of the Senior Creditors. Accordingly, no amount will be payable to the Holders of the Dated Subordinated Debt Securities of such series or, where applicable, the holders of the Coupons until the claims of the Senior Creditors have been satisfied or provided for in full. Any amounts in respect of the Dated Subordinated Debt Securities of such series or, where applicable, the Coupons paid to the Trustee in the winding up of the Company will be held by the Trustee subject to paragraph (b) below.

(b) In the event of a winding up or administration in England (or such other jurisdiction in which the Company may be organized) of the Company (liquidation), the claims of the Trustee and the Holders of the Dated Subordinated Debt Securities and of the Coupons (if any) appertaining thereto will be postponed to the claims of all other creditors of the Company except for (i) claims in respect of Existing Senior Subordinated Obligations, Capital Note Claims and any other claims ranking or expressed to rank pari passu therewith and/or with claims in respect of the Dated Subordinated Debt Securities (“Dated Subordinated Debt Other Pari Passu Claims”) (with all of which excepted claims the Dated Subordinated Debt Securities shall rank pari passu) and (ii) any other claims ranking junior to the excepted claims referred to in (i) above and/or to claims in respect of Dated Subordinated Debt Securities (such claims of such other creditors, except as aforesaid, being herein referred to as “Dated Subordinated Debt Senior Claims”), and accordingly no amount will be payable in such a winding up of the Company in respect of claims in relation to the Dated Subordinated Debt Securities and the Coupons (if any) appertaining thereto until all Dated Subordinated Debt Senior Claims admitted in the winding up of the Company have been satisfied. Any amounts in respect of the Dated Subordinated Debt Securities and the Coupons (if any) appertaining thereto paid to the Holders of such Dated Subordinated Debt Securities or Coupons or to the Trustee pari passu with the amounts payable to other creditors admitted in such winding up will be held by such Holders or the Trustee upon trust to be applied in the following order: (i) to the amounts due to the Trustee in or about the execution of the trusts of this Dated Subordinated Debt Securities Indenture; (ii) in payment of all Dated Subordinated Debt Senior Claims outstanding at the commencement of, or arising solely by virtue of, the winding up of the Company to the extent that such claims shall be admitted in the winding up and shall not be satisfied out of the other resources of the Company; and (iii) in payment of the Dated Subordinated Debt Securities and the Coupons (if any) appertaining thereto; provided that the obligation pursuant to clause (ii) may be performed by the Trustee paying to the liquidator of the Company (the “Liquidator”) the amount to be so applied on terms that the Liquidator shall distribute and pay the same to the Senior Creditors, in which event the receipt by the Liquidator of such amount shall be a good discharge to the Trustee and the Trustee shall not be bound to supervise or be in any way responsible for such distribution or payment. The Trustee shall be entitled and is hereby authorized to call for a certificate from the Liquidator as to the amount of the Dated Subordinated Debt Senior Claims and the amounts of the Dated Subordinated Debt Senior Claims which shall not have been satisfied in full out of the other resources of the Company (if any) and the persons entitled thereto and their respective entitlements. Any such certificate shall, absent manifest error, be conclusive and binding on the Trustee, the Holders of Dated Subordinated Debt Securities and any Coupons and all depositors and other creditors of the Company, all holders or beneficiaries (or the trustee(s) for such holders or beneficiaries) of securities of the Company ranking pari passu with the Dated Subordinated Debt Securities and all Senior Creditors.

(c) The provisions of this Section shall not be applicable to any amounts of principal, premium, if any, and interest, if any, in respect of any of the Dated Subordinated Debt Securities of any series for the payment of which funds have been deposited in trust with the Trustee or any Paying Agent or have been set aside by the Company in trust in accordance with the provisions of this Dated Subordinated Debt Securities Indenture; provided, however, that at the time of such deposit or setting aside, and immediately thereafter, the foregoing provisions of this Section are complied with.

(d) Each Holder of Dated Subordinated Debt Securities of any series and each holder of any Coupon appertaining thereto, by the acceptance thereof, agrees to and shall be bound by the provisions of this Section and irrevocably authorizes the Liquidator in connection with a winding up of the Company to perform on behalf of such Holder or holder the subordination trusts set forth in this Section in the event that such Holder or holder shall assert a claim for payment under any of the Dated Subordinated Debt Securities or any Coupon appertaining thereto directly to the Liquidator and not through the Trustee, and to file any claims and take all such action, in the name of such Holder or holder or otherwise, as the Liquidator may determine to be necessary or appropriate for the enforcement of the subordination provisions, and each Holder or holder will also execute and deliver such further instruments confirming such authorisation and such powers of attorney, proofs of claim, assignments of claim and other instruments as may be requested by the Liquidator or as required by law in order to enable the Liquidator to give effect to or enforce any and all claims upon or in respect of the payment of principal (and premium, if any) and interest in respect of the Dated Subordinated Debt Securities.

Section 12.02. Provisions Solely to Define Relative Rights. The provisions of this Article Twelve are and are intended solely for the purpose of defining the relative rights of the Holders of the Dated Subordinated Debt Securities of each series and the holders of the Coupons appertaining thereto on the one hand and the Senior Creditors on the other hand. Nothing contained in this Article or elsewhere in this Dated Subordinated Debt Securities Indenture or in such Dated Subordinated Debt Securities is intended to or shall (a) impair, as among the Company and the Holders of the Dated Subordinated Debt Securities and Coupons, the obligation of the Company, which is absolute and unconditional, to pay to the holders of such claims the principal of, premium, if any, and interest, if any, on such Dated Subordinated Debt Securities as and when the same shall become due and payable in accordance with their terms and this Dated Subordinated Debt Securities Indenture; or (b) affect the relative rights against the

Company of the Holders of such Dated Subordinated Debt Securities and of such Coupons; or (c) prevent the Trustee or the Holder of any Dated Subordinated Debt Securities of the series or the holder of any such Coupon from exercising all remedies otherwise permitted by applicable law upon default under this Dated Subordinated Debt Securities Indenture, subject to the rights, if any, under this Article of the Senior Creditors to receive cash, property or securities otherwise payable or deliverable to the Trustee or such Holder or holder.

Section 12.03. Trustee to Effectuate Subordination. Each Holder of a Dated Subordinated Debt Security and each holder of a Coupon by his acceptance thereof authorizes and directs the Trustee on his behalf to take such action as may be necessary or appropriate to effectuate the subordination of the Dated Subordinated Debt Securities provided in this Article Twelve and appoints the Trustee his attorney-in-fact for any and all such purposes.

Section 12.04. No Waiver of Subordination Provisions. No right of any present or future Senior Creditors to enforce subordination as herein provided shall at any time in any way be prejudiced or impaired by any act or failure to act on the part of the Company or by any act or failure to act, in good faith, by any such Senior Creditor or by any noncompliance by the Company with the terms, provisions and covenants of this Dated Subordinated Debt Securities Indenture, regardless of any knowledge thereof any such Senior Creditor may have or be otherwise charged with.

Section 12.05. Notice to Trustee. The Company shall give prompt written notice to the Trustee of any fact known to the Company which would prohibit the making of any payment when due to or by the Trustee in respect of the Dated Subordinated Debt Securities of a series. Notwithstanding the provisions of this Article or any other provisions of this Dated Subordinated Debt Securities Indenture but subject to the provisions of Section 12.01, the Trustee shall not be charged with knowledge of the existence of any facts which would prohibit the making of any payment when due to or by the Trustee in respect of such Dated Subordinated Debt Securities unless and until the Trustee shall have received written notice thereof from the Company or a Senior Creditor or from any trustee therefor; and, prior to the receipt of any such written notice by a Responsible Officer of the Trustee, the Trustee, subject to the provisions of Section 6.01, shall be entitled in all respects to assume that no such facts exist; provided, however, that if the Trustee shall not have received the notice provided for in this Section at least three Business Days prior to the date upon which by the terms hereof any money may become payable for any purpose (including, without limitation, the payment of the principal of and any premium and interest, if any, on any Dated Subordinated Debt Security), then, subject to the provisions of Section 12.01, the Trustee shall have full power and authority to receive such money and to apply the same to the purpose for which such money was received and shall not be affected by any notice to the contrary which may be received by it within three Business Days prior to such date.

Subject to the provisions of Section 6.01, the Trustee shall be entitled to rely on the delivery to it of a written notice by a Person representing himself to be a Senior Creditor or a trustee therefor, to establish that such notice has been given by a Senior Creditor or a trustee therefor. In the event that the Trustee determines in good faith that further evidence is required with respect to the right of any Person as a Senior Creditor to participate in any payment or distribution pursuant to this Article, the Trustee may request such Person to furnish evidence to the reasonable satisfaction of the Trustee as to the amount of claims held by such Person, and if such evidence is not furnished, the Trustee may defer any payment to such Person pending judicial determination as to the right of such Person to receive such payment.

Section 12.06. Reliance on Judicial Order or Certificate of Liquidating Agent. Upon any payment or distribution of assets of the Company referred to in this Article, the Trustee, subject to the provisions of Section 6.01, the Holders of the Dated Subordinated Debt Securities of the series and the holders of the Coupons appertaining thereto shall be entitled to rely upon (a) any order or decree entered by any court in England (or such other jurisdiction in which the Company may be organized) in which such winding up of the Company or similar case or proceeding, including a proceeding for the suspension of payments under English law, is pending, or (b) a certificate of the Liquidator, assignee for the benefit of creditors, agent or other person making such payment or distribution, delivered to the Trustee, the Holders of such Dated Subordinated Debt Securities or holders of such Coupons, for the purpose of ascertaining the Persons entitled to participate in such payment or distribution, the Senior Creditors and other claims against the Company, the amount thereof or payable thereon, the amount or amounts paid or distributed thereon and all other facts pertinent thereto or to this Article.

Section 12.07. Trustee Not Fiduciary for Senior Creditors. The Trustee shall not be deemed to owe any fiduciary duty to the Senior Creditors and shall not be liable to any such holders if it shall in good faith mistakenly pay over or distribute to Holders of Dated Subordinated Debt Securities of any series or holders of Coupons appertaining thereto or to the Company or to any other Person cash, property or securities to which any Senior Creditors shall be entitled by virtue of this Article or otherwise.

Section 12.08. Rights of Trustee as Senior Creditor, Preservation of Trustee’s Rights. The Trustee in its individual capacity shall be entitled to all the rights set forth in this Article with respect to any claims of Senior Creditors which may at any time be held by it, to the same extent as any other Senior Creditor, and nothing in this Dated Subordinated Debt Securities Indenture shall deprive the Trustee of any of its rights as such holder.

Nothing in this Article shall apply to claims of, or payments to, the Trustee under or pursuant to Section 6.07.

Section 12.09. Article Applicable to Paying Agents. At all times when a Paying Agent other than the Trustee shall have been appointed by the Company and be then acting hereunder, the term “Trustee” as used in this Article shall in such case (unless the context otherwise requires) be construed as extending to and including such Paying Agent within its meaning as fully for all intents and purposes as if such Paying Agent were named in this Article in addition to or in place of the Trustee; provided, however, that Section 12.08 shall not apply to the Company or any Affiliate of the Company if it or such Affiliate acts as Paying Agent.

Section 12.10. Rights of the Company. Nothing contained in this Dated Subordinated Debt Securities Indenture shall in any way restrict the right of the Company to issue or guarantee obligations ranking in priority to or pari passu with or junior to the obligations of the Company in respect of the Dated Subordinated Debt Securities and if in the opinion of the Trustee any modification to the provisions of this Article to permit such ranking is necessary or expedient the

Trustee is hereby authorized to concur with the Company in executing a supplemental indenture effecting such modification.

This instrument may be executed in any number of counterparts, each of which so executed shall be deemed to be an original, but all such counterparts shall together constitute but one and the same instrument.

IN WITNESS WHEREOF, the Company and the Trustee have caused this Dated Subordinated Debt Securities Indenture to be duly executed, all as of the day and year first above written.

BARCLAYS BANK PLC

By:	/s/ Steven Penketh
	Name:	Steven Penketh
	Title:	Managing Director, Capital Issuance and Securitisation

THE BANK OF NEW YORK MELLON

By:	/s/ Amy Bowley
	Name:	Amy Bowley
	Title:	Senior Associate

SCHEDULE I

EXISTING SENIOR SUBORDINATED OBLIGATIONS

i.	the Floating Rate Unsecured Capital Loan Stock 2010, the 5.75% Subordinated Notes 2011, the 5.25% Subordinated Notes 2011, the 5.015% Subordinated Notes 2013, the 4.875% Subordinated Notes 2013, the 4.75% Fixed Rate Subordinated Notes 2015, the 4.38% Fixed Rate Subordinated Notes 2015, the Callable Floating Rate Subordinated Notes 2016, the Floating Rate Subordinated Step-Up Callable Notes 2016, the 10.125% Subordinated Notes 2017, the Callable Floating Rate Subordinated Notes 2017, the U.S.$ Floating Rate Subordinated Step-Up Callable Notes 2017, the € Floating Rate Subordinated Step-Up Callable Notes 2017, the 6.05% Fixed Rate Subordinated Notes 2017, the Floating Rate Subordinated Notes 2018, the 6.00% Fixed Rate Subordinated Notes 2018, the €100m CMS Linked Subordinated Notes 2018, the €135m CMS Linked Subordinated Notes 2018, the Floating Rate Subordinated Notes 2019, the Callable Fixed/Floating Rate Subordinated Notes 2019, the 9.5% Subordinated Bonds 2021, the Subordinated Floating Rate Notes 2021, the 10% Fixed Rate Subordinated Notes 2021, the 10.179% Fixed Rate Subordinated Notes 2021, the 6.00% Fixed Rate Subordinated Notes 2021, the Subordinated Floating Rate Notes 2022, the Subordinated Floating Rate Notes 2023, the Fixed/Floating Rate Subordinated Callable Notes 2023, the 5.75% Fixed Rate Subordinated Notes 2026, the 6.33% Subordinated Notes 2032 and the Subordinated Floating Rate Notes 2040, of the Bank;

ii.	the £11,250,000 Subordinated Loan due 15th May, 2015 and the £7,000,000 Subordinated Loan due 30th December, 2028 from Barclays Metals Limited to the Bank;

iii.	the £41,750,000 Subordinated Loan due 20th December, 2017 from B.P.B. (Holdings) Limited to the Bank; and

iv.	the 5.4% Reverse Dual Currency Subordinated Loan 2027 to the Bank,

in issue or liable to be issued at the date hereof and/or for the time being outstanding.

I-1

Exhibit 4.2

THIS SECURITY IS A GLOBAL REGISTERED SECURITY WITHIN THE MEANING OF THE INDENTURE HEREINAFTER REFERRED TO AND IS REGISTERED IN THE NAME OF A DEPOSITARY OR A NOMINEE THEREOF. THIS SECURITY MAY NOT BE EXCHANGED IN WHOLE OR IN PART FOR A SECURITY REGISTERED, AND NO TRANSFER OF THIS SECURITY IN WHOLE OR IN PART MAY BE REGISTERED, IN THE NAME OF ANY PERSON OTHER THAN SUCH DEPOSITARY OR A NOMINEE THEREOF, EXCEPT IN THE LIMITED CIRCUMSTANCES DESCRIBED IN THE INDENTURE.

The rights of the Holder of this Dated Subordinated Debt Security are, to the extent and in the manner set forth in Section 12.01 of the Dated Subordinated Debt Securities Indenture (the “Indenture”), subordinated to the claims of other creditors of the Company, and this Dated Subordinated Debt Security is issued subject to the provisions of that Section 12.01, and the Holder of this Dated Subordinated Debt Security, by accepting the same, agrees to, and shall be bound by, such provisions. The provisions of Section 12.01 of the Indenture and the terms of this paragraph are governed by, and shall be construed in accordance with, the laws of England.

BARCLAYS BANK PLC

5.140% LOWER TIER 2 NOTES DUE OCTOBER 2020

No. [ ]	$[ ]

CUSIP NO. 06739G BP3

ISIN NO. US06739GBP37

BARCLAYS BANK PLC, a company duly incorporated and existing under the laws of England and Wales (herein called the “Company”, which term includes any successor Person under the Indenture hereinafter referred to), for value received, hereby promises to pay to Cede & Co., or registered assigns, the principal sum of $[            ] ([            ] Dollars) on October 14, 2020, except as otherwise provided herein, and to pay interest thereon, in accordance with the terms hereof. Interest shall accrue on the Security from October 14, 2010 or from the most recent Interest Payment Date (as defined below) to which interest has been paid or duly provided for, and shall be paid semi-annually in arrear on April 14 and October 14 of each year (each an “Interest Payment Date”), commencing on April 14, 2011, except as otherwise provided herein, at the rate of 5.140% per annum, until the principal hereof is paid or made available for payment.

The amount of interest which shall accrue hereon shall be computed on the basis of a year of 360 days consisting of 12 months of 30 days each and, in the case of an incomplete month, the actual number of days elapsed.

The interest so payable, and punctually paid or duly provided for, on any Interest Payment Date will, as provided in such Indenture, be paid to the Person in whose name this Security (or one or more Predecessor Securities) is registered at the close of business on the Regular Record Date for such interest which shall be the fifteenth calendar day preceding each Interest Payment Date (whether or not a Business Day), as the case may be, next preceding such Interest Payment Date.

Any interest on this Security which is payable, but is not punctually paid or duly provided for, on any Interest Payment Date (“Defaulted Interest”) shall cease to be payable to the Holder on the relevant Regular Record Date by virtue of having been such Holder, and such Defaulted Interest may be paid by the Company, at its election in each case, as provided in Clause (a) or (b) below:

(a) The Company may elect to make payment of any Defaulted Interest to the Persons in whose names the Securities (or their respective Predecessor Securities) are registered at the close of business on a Special Record Date (as defined below) for the payment of such Defaulted Interest, which shall be fixed in the following manner. The Company shall notify the Trustee in writing of the amount of Defaulted Interest proposed to be paid on each Security and the date of the proposed payment, and at the same time the Company shall deposit with the Trustee an amount of money equal to the aggregate amount proposed to be paid in respect of such Defaulted Interest or shall make arrangements satisfactory to the Trustee for such deposit prior to the date of the proposed payment, such money when deposited to be held in trust for the benefit of the Persons entitled to such Defaulted Interest as in this Clause provided. Thereupon the Trustee shall fix a special record date for the payment of such Defaulted Interest which shall be not more than 15 days and not less than 10 days prior to the date of the proposed payment and not less than 10 days after the receipt by the Trustee of the notice of the proposed payment (“Special Record Date”). The Trustee shall promptly notify the Company of such Special Record Date and, in the name and at the expense of the Company, shall cause notice of the proposed payment of such Defaulted Interest and the Special Record Date therefor to be given to each Holder of Securities in the manner set forth in Section 1.06 of the Indenture, not less than 10 days prior to such Special Record Date. Notice of the proposed payment of such Defaulted Interest and the Special Record Date therefor having been so mailed, such Defaulted Interest shall be paid to the Persons in whose names the Securities (or their respective Predecessor Securities) are registered at the close of business on such Special Record Date and shall no longer be payable pursuant to the following Clause (b).

(b) The Company may make payment of any Defaulted Interest on the Securities in any other lawful manner not inconsistent with the requirements of any securities exchange on which the Securities may be listed, and upon such notice as may be required by such exchange, if, after notice given by the Company to the Trustee of the proposed payment pursuant to this Clause, such manner of payment shall be deemed practicable by the Trustee.

The provisions of Section 3.07(a) of the Indenture relating to Deferred Payments do not form part of the terms and conditions of this Security.

Payment of the principal of and any such interest on this Security will be made at the office or agency of the Company maintained for that purpose in New York City, in such coin or currency of the United States of America as at the time of payment is legal tender for payment of public and private debts; provided, however, that at the option of the Company payment of interest may be made by check mailed to the address of the Person entitled thereto as such address shall appear in the Dated Subordinated Debt Security Register, unless such person requests payment by wire transfer pursuant to Section 3.07(b) of the Indenture.

This Security shall be governed by and construed in accordance with the laws of the State of New York, except that the subordination provisions referred to herein and in Section 12.01 of the Indenture shall be governed by, and construed in accordance with, the laws of England.

Reference is hereby made to the further provisions of this Security set forth on the reverse hereof, which further provisions shall for all purposes have the same effect as if set forth at this place.

All terms used in this Security which are defined in the Indenture shall have the meanings assigned to them in the Indenture, as defined herein.

THIS SECURITY IS NOT A DEPOSIT AND IS NOT INSURED BY THE UNITED STATES FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENT AGENCY OF THE UNITED STATES OR THE UNITED KINGDOM.

Unless the certificate of authentication hereon has been executed by the Trustee referred to on the reverse hereof, directly or through an Authenticating Agent, by manual signature of an authorized signatory, this Security shall not be entitled to any benefit under the Indenture or be valid or obligatory for any purpose.

IN WITNESS WHEREOF, the Company has caused this instrument to be duly executed.

Date: October 14, 2010	BARCLAYS BANK PLC

By:
		Name:	Steven Penketh
		Title:	Managing Director, Capital Issuance and Securitisation

By:
		Name:	Keith Harding
		Title:	Associate Director, Capital Issuance and Securitisation

Trustee’s Certificate of Authentication

This is one of the Securities of the series designated herein referred to in the Indenture.

Date: October 14, 2010	THE BANK OF NEW YORK MELLON,
As Trustee

By:
Authorized Signatory

Signature Page to Global Note

(Reverse of Security)

This Security is one of a duly authorized issue of securities of the Company (herein called the “Securities”) issued and to be issued in one or more series under the Dated Subordinated Debt Securities Indenture, dated as of October 12, 2010 (herein called the “Indenture,” which term shall have the meaning assigned to it in such instrument), between the Company and The Bank of New York Mellon, as Trustee (herein called the “Trustee,” which term includes any successor trustee under the Indenture), and reference is hereby made to the Indenture for a statement of the respective rights, limitations of rights, duties and immunities thereunder of the Company, the Trustee, the Holders of the Securities and of the terms upon which the Securities are, and are to be, authenticated and delivered. Insofar as the provisions of the Indenture may conflict with the provisions set forth on the face of this Security, the latter shall control for purposes of this Security.

This Security is one of the series designated on the face hereof, limited to a principal amount of $1,250,000,000, which amount may be increased at the option of the Company if in the future it determines that it may wish to sell additional Securities of this series. References herein to “this series” mean the series designated on the face hereof.

The Securities of this series will constitute our direct, unsecured and subordinated obligations, ranking equally without any preference among themselves and ranking junior in right of payment to the payment of any of our existing and future senior indebtedness.

If an Event of Default with respect to this Security occurs and is continuing, the Trustee or the Holder or Holders of not less than 25% in aggregate principal amount of the outstanding Securities of this series may declare the principal amount of, and any accrued but unpaid interest on, the Securities to be due and payable immediately, in the manner, with the effect and subject to the conditions provided in the Indenture.

If an Event of Default or Default occurs and is continuing, and such Event of Default or Default has neither been cured nor waived within a period of 14 days following the provision of notice of such Event of Default or Default from the Trustee to the Company, the Trustee may at its discretion and without further notice to the Company institute proceedings in England (or such other jurisdiction in which the Company may be organized) (but not elsewhere) for the winding up of the Company.

If an Event of Default or Default with respect to this Security occurs and is continuing, the Trustee shall have such powers as are required to be authorized to it under the Trust Indenture Act in respect of the rights of the Holders of the Securities in response to such Event of Default or Default under the provisions of the Indenture, and payments are subject to the subordination provisions set forth in Section 12.01 of the Indenture.

Payments under the Securities will be made without deduction or withholding for, or on account of, any and all present or future income, stamp and other taxes, levies, imposts,

duties, charges, fees, deductions or withholdings (“Taxes”) now or hereafter imposed, levied, collected, withheld or assessed by or on behalf of the United Kingdom or any political subdivision or authority thereof or therein having the power to tax (each a “Taxing Jurisdiction”), unless such deduction or withholding is required by law. If any such Taxes are at any time required by a Taxing Jurisdiction to be deducted or withheld, the Company will, subject to the exceptions and limitations set forth in Section 10.04 of the Indenture, pay such additional amounts of the principal of such Security and any other amounts payable on such Security (“Additional Amounts”) as may be necessary in order that the net amounts paid to the Holder of any Security, after such deduction or withholding, shall equal the amounts of the principal of such Security and any other amounts payable on such Security which would have been payable in respect of such Security had no such deduction or withholding be required.

The Company may, at its option, redeem the Securities, in whole but not in part, on October 14, 2015 if a Regulatory Event has occurred on or prior to such date. A “Regulatory Event” means any event (including any amendment to, clarification of, or change (including any announced prospective change or adoption of any announced prospective change) in applicable laws or regulations or official interpretations thereof, or policies with respect thereto, or any official administrative pronouncement or judicial decision interpreting or applying such laws or regulations, including any pronouncement or publication from any relevant authority) that occurs after the issue date of the Securities that for any reason results in there being more than an insubstantial risk, or in any increase in risk, that, for the purposes of the capital adequacy requirements of the Financial Services Authority of the United Kingdom (the “FSA”), all or any part of the Securities may not be included in Lower Tier 2 Capital, as reasonably determined by the Company.

Any redemption of the Securities resulting from a Regulatory Event may be made by providing not less than 30 days’ and not more than 60 days’ notice to the Trustee and the Holders of the Securities. The redemption price will be equal to 101% of the outstanding principal amount of the Securities together with any accrued and unpaid interest (the “Redemption Price”) to the date fixed for redemption (the “Redemption Date”). If the Redemption Price is not paid on the Redemption Date, interest on the outstanding principal amount of the Securities will continue to accrue until the Redemption Price is actually paid or set aside for payment.

If at any time the Company determines that as a result of a change in or amendment to the laws or regulations of a Taxing Jurisdiction (including any treaty to which such Taxing Jurisdiction is a party), or a change in an official application or interpretation of such laws or regulations (including a decision of any court or tribunal), either generally or in relation to any particular Securities, which change, amendment, application or interpretation becomes effective on or after October 14, 2010, and, in the event that any successor entity has assumed the obligations of the Company, which change or amendment becomes effective on or after the date of such assumption of the Company’s obligations: (a) in making any payments of principal or interest, if any, on, or in respect of, such series of Securities, the Company or any such successor entity that has assumed the obligations of the Company has paid or will or would on the next Interest Payment Date be required to pay Additional Amounts with respect thereto, or (b) the Company or any such successor entity would not be entitled to claim a deduction in respect of such payments in computing its taxation liabilities, then the Securities will be redeemable upon not less than 30 nor more than 60 days’ notice by mail, on any Interest Payment Date thereafter, in whole but not in part, at the election of the Company as provided in the Indenture at a redemption price equal to 100% of the principal amount of such Securities together with any accrued but unpaid interest (if any) in respect of such Securities to the date fixed for redemption.

The Company may redeem the Securities pursuant to the immediately preceding paragraph prior to the fifth (5th) anniversary of their date of issue only (1) with the prior consent of the FSA; (2) if the circumstance that entitles the Company to exercise that right of redemption is the result of a change in law or regulation in any relevant jurisdiction or in the interpretation of such law or regulation by any court or authority entitled to do so; and (3) if at the time of the exercise of the right of redemption, the Company complies with the FSA’s main Pillar 1 rules applicable to BIPRU firms (within the meaning of the FSA’s General Prudential Sourcebook) and will continue to do so immediately after the redemption of the Securities.

In any case where the Company shall determine that as a result of either Section 11.08 or Section 11.09 of the Indenture it is entitled to redeem the Securities of any series, the Company shall be required to deliver to the Trustee prior to the giving of any notice of redemption a written legal opinion of independent counsel of recognized standing (selected by the Company) in a form satisfactory to the Trustee confirming that the Company is entitled to exercise its right of redemption under Sections 11.08 or 11.09 of the Indenture.

The successor entity that assumes the obligations of the Company pursuant to Section 8.03 of the Indenture shall also be entitled to redeem the Securities of the relevant series in accordance with Section 11.08 of the Indenture with respect to any change or amendment to, or change in the application or interpretation of the laws or regulations (including any treaty) of the successor entity’s jurisdiction of incorporation which change or amendment occurs subsequent to the date of any such assumption.

In the event of a winding up or administration in England (or such other jurisdiction in which the Company may be organized) of the Company (liquidation), the claims of the Trustee and the Holders of the Securities will be postponed to the claims of all other creditors of the Company except for: (1) claims in respect of Existing Senior Subordinated Obligations, Capital Note Claims and any other claims ranking or expressed to rank pari passu therewith and/or with claims in respect of the Dated Subordinated Debt Securities issued under the Indenture (“Dated Debt Other Pari Passu Claims”) (with all of which excepted claims the Securities shall rank pari passu); and (2) any other claims ranking junior to the excepted claims referred to in clause (1) and/or to claims in respect of the Dated Subordinated Debt Securities issued under the Indenture.

The claims of such other creditors, with the exception of the claims specified in clauses (1) and (2) in the immediately preceding paragraph, are referred to in this Security as “Dated Debt Senior Claims.” Accordingly, no amount will be payable in such a winding up of the Company in respect of claims in relation to the Securities until all Dated Debt Senior Claims admitted in the winding up of the Company have been satisfied.

Any amounts in respect of the Securities paid to the Holders of such Securities or to the Trustee pari passu with the amounts payable to other creditors admitted in such winding up will be held by such Holders or the Trustee upon trust to be applied in the following order: (1) to the amounts due to the Trustee in or about the execution of the trusts of the Indenture; (2) in payment of all Dated Debt Senior Claims outstanding at the commencement of, or arising solely by virtue of, our winding up to the extent that such claims shall be admitted in the winding up and shall not be satisfied out of other resources of the Company; and (3) in payment of the Dated Subordinated Debt Securities appertaining thereto. By accepting this Security, the Holder of this Security agrees to be bound by the Indenture’s subordination provisions and irrevocably authorizes the Liquidator in connection with a winding up of the Company to perform on behalf of such Holder the above subordination trust.

The Indenture permits, with certain exceptions as therein provided, the amendment thereof and the modification of the rights and obligations of the Company and the rights of the Holders of the Securities of each series to be affected under the Indenture at any time by the Company and the Trustee with the consent of the Holders of a majority in principal amount of the Securities at the time Outstanding of each series to be affected. The Indenture also contains provisions permitting the Holders of a majority in aggregate principal amount of the Securities of each series at the time Outstanding, on behalf of the Holders of all Securities of such series, to waive compliance by the Company with certain provisions of the Indenture and certain past Events of Default or Defaults under the Indenture and their consequences. Any such consent or waiver by the Holder of this Security shall be conclusive and binding upon such Holder and upon all future Holders of this Security and of any Security issued upon the registration of transfer hereof or in exchange herefor or in lieu hereof, whether or not notation of such consent or waiver is made upon this Security.

As provided in and subject to the provisions of the Indenture, the Holder of this Security shall not have any right to institute any proceeding, judicial or otherwise, with respect to the Indenture or for the appointment of a receiver or trustee or for any other remedy thereunder, unless such Holder shall have previously given the Trustee written notice of a continuing Event of Default or Default with respect to the Securities of this series, the Holders of not less than 25% in aggregate principal amount of the Securities of this series at the time Outstanding shall have made written request to the Trustee to institute proceedings in respect of such Event of Default or Default as Trustee and offered to the Trustee reasonable indemnity against the costs, expenses and liabilities to be incurred in compliance with such request, the Trustee shall not have received from the Holders of a majority in principal amount of Securities of this series at the time Outstanding a direction inconsistent with such request, and shall have failed to institute any such proceeding, for 60 days after receipt of such notice, request and offer of indemnity, and, in the case of a proceeding in England (or such other jurisdiction in which the Company may be organized) (but not elsewhere) for the winding-up of the Company, such proceeding is in the name and on behalf of the Trustee to the same extent (but no further or otherwise) as the Trustee would have been entitled so to do. The foregoing shall not apply to any suit instituted by the Holder of this Security for the enforcement of any payment of principal hereof or interest hereon on or after the respective due dates expressed or provided for herein.

No reference herein to the Indenture and no provision of this Security or of the Indenture shall alter or impair the obligation of the Company, which is absolute and unconditional, to pay the principal of and interest on this Security at the times, place and rate, and in the coin or currency, as herein provided.

As provided in the Indenture and subject to certain limitations therein set forth, the transfer of this Security is registrable in the Dated Subordinated Debt Security Register, upon surrender of this Security for registration of transfer at the office or agency of the Company in any place where the principal of this Security is payable, duly endorsed by, or accompanied by a written instrument of transfer in form satisfactory to the Company and the Dated Subordinated Debt Security Registrar duly executed by, the Holder hereof or his attorney duly authorized in writing. Thereupon one or more new Securities of this series and of like tenor, of authorized denominations and for the same aggregate principal amount, will be issued to the designated transferee or transferees.

This Security, and any other Securities of this series and of like tenor, are issuable only in registered form without coupons in initial denominations of $100,000 and increments of $1,000 thereafter.

No service charge shall be made for any such registration of transfer or exchange, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith.

Prior to due presentment of this Security for registration of transfer, the Company, the Trustee and any agent of the Company or the Trustee may treat the Person in whose name this Security is registered as the owner hereof for all purposes, whether or not this Security be overdue, and neither the Company, the Trustee nor any such agent shall be affected by notice to the contrary.

The Indenture provides that the Company will be discharged from any and all obligations in respect of this Security (except for certain obligations to register the transfer or exchange of the Security, replace stolen, lost or mutilated Securities, maintain paying agencies and hold moneys for payment in trust) or need not comply with certain restrictive covenants of the Indenture, in each case if the Company deposits, in trust, with the Trustee money or U.S. Government Obligations which through the payment of interest thereon and principal thereof in accordance with their terms will provide money, in an amount sufficient to pay all the principal of, and interest on, the Security on the dates such payments are due in accordance with the terms of this Security and certain other conditions are satisfied.

This Security and the Indenture shall be governed by and construed in accordance with the laws of the State of New York, except that the subordination provisions referred to herein and in Section 12.01 of the Indenture shall be governed by and construed in accordance with the laws of England.

Exhibit 4.3

BARCLAYS BANK PLC

Officer’s Certificate

In connection with the issuance of $1,250,000,000 aggregate principal amount of 5.140% Lower Tier 2 Notes due October 2020 (the “Securities”) of Barclays Bank PLC (the “Bank”), I, Steven Penketh, hereby certify pursuant to Sections 1.02 and 3.01 of the Dated Subordinated Debt Securities Indenture, dated as of October 12, 2010, between the Bank and The Bank of New York Mellon, as Trustee (the “Indenture”), as follows:

1. I have read the provisions of the Indenture setting forth conditions precedent to the issuance and authentication of the Securities, including Sections 1.02 and 3.01 thereof, and the definitions relating thereto;

2. I have reviewed the written resolution of the Fund Raising Committee (the “Fund Raising Committee”) dated July 29, 2010 and pursuant to such resolution, I hereby confirm that the following forms and terms of the Securities were established in accordance with Section 3.01 of the Indenture:

Title of Securities:	5.140% Lower Tier 2 Notes due October 2020

Issue Price:	99.93%

Issue Date of Securities:	October 14, 2010

Aggregate Principal Amount of Securities:	$1,250,000,000

Denomination:	$100,000 and integral multiples of $1,000 in excess thereof

Form of Securities:	The Securities will be issued in the form of three global notes that will be deposited with The Depository Trust Company (“DTC”) on the closing date. The global notes will be registered in the name of Cede & Co. and executed and delivered in substantially the form attached hereto as Exhibit A.

Maturity:	October 14, 2020

Interest Rate:	5.140% per annum accruing from October 14, 2010. Interest on the Securities will be computed on the basis of a year of 360 days consisting of 12 months of 30 days each and, in the case of an incomplete month, the actual number of days elapsed.

Interest Payment Dates:	April 14 and October 14 of each year, commencing on April 14, 2011, provided that if such Interest Payment Date is not a Business Day, the Interest Payment Date shall be postponed to the next Business Day. “Business Day” shall have the meaning assigned to it in the Prospectus Supplement dated October 6, 2010 relating to the Securities (the “Prospectus Supplement”).

Currency of payment of principal, interest and Additional Amounts:	United States Dollars.

Place of Payment and Paying Agent:	Corporate Trust Office of the Trustee, New York, NY.

No Deferred Payments provisions	The provisions of Section 3.07(a) of the Indenture shall not apply to the Securities, and the related “Deferred Payments” provisions described in “Description of Debt Securities—Payments; Deferred Payments; Missed Payments—Dated Subordinated Debt Securities” in the Prospectus dated August 31, 2010 relating to the Securities (the “Prospectus”) do not form part of the terms and conditions of the Securities.

Regulatory Event Redemption Provisions:	Optional, in whole but not in part, at the option of the Bank at 101% of the principal amount of the Securities, together with any accrued but unpaid interest on October 14, 2015 if a Regulatory Event has occurred on or prior to such date. A “Regulatory Event” means any event (including any amendment to, clarification of, or change (including any announced prospective change or adoption of any announced prospective change) in applicable laws or regulations or official interpretations thereof, or policies with respect thereto, or any official administrative pronouncement or judicial decision interpreting or applying such laws or regulations, including any pronouncement or publication from any relevant authority) that occurs after the issue date of the Securities that for any reason results in there being more than an insubstantial risk, or in any increase in risk, that, for the purposes of the capital adequacy requirements of the Financial Services Authority of the United Kingdom (the “FSA”), all or any part of the Securities may not be included in Lower Tier 2 Capital, as reasonably determined by the Bank.

Tax Redemption Provisions:	Optional, in whole but not in part, at the option of the Bank at 100% of the principal amount of the Securities, as discussed under the “Tax Redemption” provision in the Prospectus Supplement.

Limitations on Redemption:	The Bank may redeem the Securities pursuant to the tax redemption provisions described above prior to the fifth anniversary of their date of issue only (1) with the prior consent of the FSA; (2) if the circumstance that entitles the Bank to exercise that right of redemption is the result of a change in law or regulation in any relevant jurisdiction or in the interpretation of such law or regulation by any court or authority entitled to do so; and (3) if at the time of the exercise of the right of redemption, the Bank complies with the FSA’s main Pillar 1 rules applicable to BIPRU firms (within the meaning of the FSA’s General Prudential Sourcebook) and will continue to do so after the redemption of the Securities.

Regular Record Dates:	The 15th calendar day preceding such Interest Payment Date, whether or not such day is a Business Day.

Any interest on the Securities which is payable, but is not punctually paid or duly provided for, on any Interest Payment Date (“Defaulted Interest”) shall cease to be payable to the holder of the Securities on the relevant Regular Record Date by virtue of having been such holder, and such Defaulted Interest may be paid by the Company, at its election in each case, as provided for in the terms of the global notes.

Other Terms of the Securities:	The other terms of the Securities, including with respect to defeasance and discharge, shall be substantially as set forth in the Indenture, the Prospectus Supplement and the Prospectus.

3. I have also made such other examinations and investigations as I deemed necessary to enable me to express an informed opinion as to whether the conditions precedent provided for in the Indenture as they relate to the issuance and authentication of the Securities have been complied with; and

4. I am of the opinion that the Bank has complied with all conditions precedent provided for in the Indenture relating to the issuance and authentication of the Securities under the Indenture.

Dated: October 14, 2010

Barclays Bank PLC

By:	/s/ Steven Penketh
Name:	Steven Penketh
Title:	Managing Director, Capital Issuance and Securitisation

Signature Page to Officer’s Certificate pursuant to 1.02 and 3.01 of the Indenture

EXHIBIT A

Form of Global Note

THIS SECURITY IS A GLOBAL REGISTERED SECURITY WITHIN THE MEANING OF THE INDENTURE HEREINAFTER REFERRED TO AND IS REGISTERED IN THE NAME OF A DEPOSITARY OR A NOMINEE THEREOF. THIS SECURITY MAY NOT BE EXCHANGED IN WHOLE OR IN PART FOR A SECURITY REGISTERED, AND NO TRANSFER OF THIS SECURITY IN WHOLE OR IN PART MAY BE REGISTERED, IN THE NAME OF ANY PERSON OTHER THAN SUCH DEPOSITARY OR A NOMINEE THEREOF, EXCEPT IN THE LIMITED CIRCUMSTANCES DESCRIBED IN THE INDENTURE.

The rights of the Holder of this Dated Subordinated Debt Security are, to the extent and in the manner set forth in Section 12.01 of the Dated Subordinated Debt Securities Indenture (the “Indenture”), subordinated to the claims of other creditors of the Company, and this Dated Subordinated Debt Security is issued subject to the provisions of that Section 12.01, and the Holder of this Dated Subordinated Debt Security, by accepting the same, agrees to, and shall be bound by, such provisions. The provisions of Section 12.01 of the Indenture and the terms of this paragraph are governed by, and shall be construed in accordance with, the laws of England.

BARCLAYS BANK PLC

5.140% LOWER TIER 2 NOTES DUE OCTOBER 2020

No. [ ]	$[ ]

CUSIP NO. 06739G BP3

ISIN NO. US06739GBP37

BARCLAYS BANK PLC, a company duly incorporated and existing under the laws of England and Wales (herein called the “Company”, which term includes any successor Person under the Indenture hereinafter referred to), for value received, hereby promises to pay to Cede & Co., or registered assigns, the principal sum of $[            ] ([            ] Dollars) on October 14, 2020, except as otherwise provided herein, and to pay interest thereon, in accordance with the terms hereof. Interest shall accrue on the Security from October 14, 2010 or from the most recent Interest Payment Date (as defined below) to which interest has been paid or duly provided for, and shall be paid semi-annually in arrear on April 14 and October 14 of each year (each an “Interest Payment Date”), commencing on April 14, 2011, except as otherwise provided herein, at the rate of 5.140% per annum, until the principal hereof is paid or made available for payment.

The amount of interest which shall accrue hereon shall be computed on the basis of a year of 360 days consisting of 12 months of 30 days each and, in the case of an incomplete month, the actual number of days elapsed.

The interest so payable, and punctually paid or duly provided for, on any Interest Payment Date will, as provided in such Indenture, be paid to the Person in whose name this Security (or one or more Predecessor Securities) is registered at the close of business on the Regular Record Date for such interest which shall be the fifteenth calendar day preceding each Interest Payment Date (whether or not a Business Day), as the case may be, next preceding such Interest Payment Date.

Any interest on this Security which is payable, but is not punctually paid or duly provided for, on any Interest Payment Date (“Defaulted Interest”) shall cease to be payable to the Holder on the relevant Regular Record Date by virtue of having been such Holder, and such Defaulted Interest may be paid by the Company, at its election in each case, as provided in Clause (a) or (b) below:

(a) The Company may elect to make payment of any Defaulted Interest to the Persons in whose names the Securities (or their respective Predecessor Securities) are registered at the close of business on a Special Record Date (as defined below) for the payment of such Defaulted Interest, which shall be fixed in the following manner. The Company shall notify the Trustee in writing of the amount of Defaulted Interest proposed to be paid on each Security and the date of the proposed payment, and at the same time the Company shall deposit with the Trustee an amount of money equal to the aggregate amount proposed to be paid in respect of such Defaulted Interest or shall make arrangements satisfactory to the Trustee for such deposit prior to the date of the proposed payment, such money when deposited to be held in trust for the benefit of the Persons entitled to such Defaulted Interest as in this Clause provided. Thereupon the Trustee shall fix a special record date for the payment of such Defaulted Interest which shall be not more than 15 days and not less than 10 days prior to the date of the proposed payment and not less than 10 days after the receipt by the Trustee of the notice of the proposed payment (“Special Record Date”). The Trustee shall promptly notify the Company of such Special Record Date and, in the name and at the expense of the Company, shall cause notice of the proposed payment of such Defaulted Interest and the Special Record Date therefor to be given to each Holder of Securities in the manner set forth in Section 1.06 of the Indenture, not less than 10 days prior to such Special Record Date. Notice of the proposed payment of such Defaulted Interest and the Special Record Date therefor having been so mailed, such Defaulted Interest shall be paid to the Persons in whose names the Securities (or their respective Predecessor Securities) are registered at the close of business on such Special Record Date and shall no longer be payable pursuant to the following Clause (b).

(b) The Company may make payment of any Defaulted Interest on the Securities in any other lawful manner not inconsistent with the requirements of any securities exchange on which the Securities may be listed, and upon such notice as may be required by such exchange, if, after notice given by the Company to the Trustee of the proposed payment pursuant to this Clause, such manner of payment shall be deemed practicable by the Trustee.

The provisions of Section 3.07(a) of the Indenture relating to Deferred Payments do not form part of the terms and conditions of this Security.

Payment of the principal of and any such interest on this Security will be made at the office or agency of the Company maintained for that purpose in New York City, in such coin or currency of the United States of America as at the time of payment is legal tender for payment of public and private debts; provided, however, that at the option of the Company payment of interest may be made by check mailed to the address of the Person entitled thereto as such address shall appear in the Dated Subordinated Debt Security Register, unless such person requests payment by wire transfer pursuant to Section 3.07(b) of the Indenture.

This Security shall be governed by and construed in accordance with the laws of the State of New York, except that the subordination provisions referred to herein and in Section 12.01 of the Indenture shall be governed by, and construed in accordance with, the laws of England.

Reference is hereby made to the further provisions of this Security set forth on the reverse hereof, which further provisions shall for all purposes have the same effect as if set forth at this place.

All terms used in this Security which are defined in the Indenture shall have the meanings assigned to them in the Indenture, as defined herein.

THIS SECURITY IS NOT A DEPOSIT AND IS NOT INSURED BY THE UNITED STATES FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENT AGENCY OF THE UNITED STATES OR THE UNITED KINGDOM.

Unless the certificate of authentication hereon has been executed by the Trustee referred to on the reverse hereof, directly or through an Authenticating Agent, by manual signature of an authorized signatory, this Security shall not be entitled to any benefit under the Indenture or be valid or obligatory for any purpose.

IN WITNESS WHEREOF, the Company has caused this instrument to be duly executed.

Date: October 14, 2010	BARCLAYS BANK PLC

By:
Name: Steven Penketh
Title: Managing Director, Capital Issuance and Securitisation

By:
Name: Keith Harding
Title: Associate Director, Capital Issuance and Securitisation

Trustee’s Certificate of Authentication

This is one of the Securities of the series designated herein referred to in the Indenture.

Date: October 14, 2010	THE BANK OF NEW YORK MELLON,
As Trustee

By:
Authorized Signatory

Signature Page to Global Note

(Reverse of Security)

This Security is one of a duly authorized issue of securities of the Company (herein called the “Securities”) issued and to be issued in one or more series under the Dated Subordinated Debt Securities Indenture, dated as of October 12, 2010 (herein called the “Indenture,” which term shall have the meaning assigned to it in such instrument), between the Company and The Bank of New York Mellon, as Trustee (herein called the “Trustee,” which term includes any successor trustee under the Indenture), and reference is hereby made to the Indenture for a statement of the respective rights, limitations of rights, duties and immunities thereunder of the Company, the Trustee, the Holders of the Securities and of the terms upon which the Securities are, and are to be, authenticated and delivered. Insofar as the provisions of the Indenture may conflict with the provisions set forth on the face of this Security, the latter shall control for purposes of this Security.

This Security is one of the series designated on the face hereof, limited to a principal amount of $1,250,000,000, which amount may be increased at the option of the Company if in the future it determines that it may wish to sell additional Securities of this series. References herein to “this series” mean the series designated on the face hereof.

The Securities of this series will constitute our direct, unsecured and subordinated obligations, ranking equally without any preference among themselves and ranking junior in right of payment to the payment of any of our existing and future senior indebtedness.

If an Event of Default with respect to this Security occurs and is continuing, the Trustee or the Holder or Holders of not less than 25% in aggregate principal amount of the outstanding Securities of this series may declare the principal amount of, and any accrued but unpaid interest on, the Securities to be due and payable immediately, in the manner, with the effect and subject to the conditions provided in the Indenture.

If an Event of Default or Default occurs and is continuing, and such Event of Default or Default has neither been cured nor waived within a period of 14 days following the provision of notice of such Event of Default or Default from the Trustee to the Company, the Trustee may at its discretion and without further notice to the Company institute proceedings in England (or such other jurisdiction in which the Company may be organized) (but not elsewhere) for the winding up of the Company.

If an Event of Default or Default with respect to this Security occurs and is continuing, the Trustee shall have such powers as are required to be authorized to it under the Trust Indenture Act in respect of the rights of the Holders of the Securities in response to such Event of Default or Default under the provisions of the Indenture, and payments are subject to the subordination provisions set forth in Section 12.01 of the Indenture.

Payments under the Securities will be made without deduction or withholding for, or on account of, any and all present or future income, stamp and other taxes, levies, imposts,

duties, charges, fees, deductions or withholdings (“Taxes”) now or hereafter imposed, levied, collected, withheld or assessed by or on behalf of the United Kingdom or any political subdivision or authority thereof or therein having the power to tax (each a “Taxing Jurisdiction”), unless such deduction or withholding is required by law. If any such Taxes are at any time required by a Taxing Jurisdiction to be deducted or withheld, the Company will, subject to the exceptions and limitations set forth in Section 10.04 of the Indenture, pay such additional amounts of the principal of such Security and any other amounts payable on such Security (“Additional Amounts”) as may be necessary in order that the net amounts paid to the Holder of any Security, after such deduction or withholding, shall equal the amounts of the principal of such Security and any other amounts payable on such Security which would have been payable in respect of such Security had no such deduction or withholding be required.

The Company may, at its option, redeem the Securities, in whole but not in part, on October 14, 2015 if a Regulatory Event has occurred on or prior to such date. A “Regulatory Event” means any event (including any amendment to, clarification of, or change (including any announced prospective change or adoption of any announced prospective change) in applicable laws or regulations or official interpretations thereof, or policies with respect thereto, or any official administrative pronouncement or judicial decision interpreting or applying such laws or regulations, including any pronouncement or publication from any relevant authority) that occurs after the issue date of the Securities that for any reason results in there being more than an insubstantial risk, or in any increase in risk, that, for the purposes of the capital adequacy requirements of the Financial Services Authority of the United Kingdom (the “FSA”), all or any part of the Securities may not be included in Lower Tier 2 Capital, as reasonably determined by the Company.

Any redemption of the Securities resulting from a Regulatory Event may be made by providing not less than 30 days’ and not more than 60 days’ notice to the Trustee and the Holders of the Securities. The redemption price will be equal to 101% of the outstanding principal amount of the Securities together with any accrued and unpaid interest (the “Redemption Price”) to the date fixed for redemption (the “Redemption Date”). If the Redemption Price is not paid on the Redemption Date, interest on the outstanding principal amount of the Securities will continue to accrue until the Redemption Price is actually paid or set aside for payment.

If at any time the Company determines that as a result of a change in or amendment to the laws or regulations of a Taxing Jurisdiction (including any treaty to which such Taxing Jurisdiction is a party), or a change in an official application or interpretation of such laws or regulations (including a decision of any court or tribunal), either generally or in relation to any particular Securities, which change, amendment, application or interpretation becomes effective on or after October 14, 2010, and, in the event that any successor entity has assumed the obligations of the Company, which change or amendment becomes effective on or after the date of such assumption of the Company’s obligations: (a) in making any payments of principal or interest, if any, on, or in respect of, such series of Securities, the Company or any such successor entity that has assumed the obligations of the Company has paid or will or would on the next Interest Payment Date be required to pay Additional Amounts with respect thereto, or (b) the Company or any such successor entity would not be entitled to claim a deduction in respect of such payments in computing its taxation liabilities, then the Securities will be redeemable upon not less than 30 nor more than 60 days’ notice by mail, on any Interest Payment Date thereafter, in whole but not in part, at the election of the Company as provided in the Indenture at a redemption price equal to 100% of the principal amount of such Securities together with any accrued but unpaid interest (if any) in respect of such Securities to the date fixed for redemption.

The Company may redeem the Securities pursuant to the immediately preceding paragraph prior to the fifth (5th) anniversary of their date of issue only (1) with the prior consent of the FSA; (2) if the circumstance that entitles the Company to exercise that right of redemption is the result of a change in law or regulation in any relevant jurisdiction or in the interpretation of such law or regulation by any court or authority entitled to do so; and (3) if at the time of the exercise of the right of redemption, the Company complies with the FSA’s main Pillar 1 rules applicable to BIPRU firms (within the meaning of the FSA’s General Prudential Sourcebook) and will continue to do so immediately after the redemption of the Securities.

In any case where the Company shall determine that as a result of either Section 11.08 or Section 11.09 of the Indenture it is entitled to redeem the Securities of any series, the Company shall be required to deliver to the Trustee prior to the giving of any notice of redemption a written legal opinion of independent counsel of recognized standing (selected by the Company) in a form satisfactory to the Trustee confirming that the Company is entitled to exercise its right of redemption under Sections 11.08 or 11.09 of the Indenture.

The successor entity that assumes the obligations of the Company pursuant to Section 8.03 of the Indenture shall also be entitled to redeem the Securities of the relevant series in accordance with Section 11.08 of the Indenture with respect to any change or amendment to, or change in the application or interpretation of the laws or regulations (including any treaty) of the successor entity’s jurisdiction of incorporation which change or amendment occurs subsequent to the date of any such assumption.

In the event of a winding up or administration in England (or such other jurisdiction in which the Company may be organized) of the Company (liquidation), the claims of the Trustee and the Holders of the Securities will be postponed to the claims of all other creditors of the Company except for: (1) claims in respect of Existing Senior Subordinated Obligations, Capital Note Claims and any other claims ranking or expressed to rank pari passu therewith and/or with claims in respect of the Dated Subordinated Debt Securities issued under the Indenture (“Dated Debt Other Pari Passu Claims”) (with all of which excepted claims the Securities shall rank pari passu); and (2) any other claims ranking junior to the excepted claims referred to in clause (1) and/or to claims in respect of the Dated Subordinated Debt Securities issued under the Indenture.

The claims of such other creditors, with the exception of the claims specified in clauses (1) and (2) in the immediately preceding paragraph, are referred to in this Security as “Dated Debt Senior Claims.” Accordingly, no amount will be payable in such a winding up of the Company in respect of claims in relation to the Securities until all Dated Debt Senior Claims admitted in the winding up of the Company have been satisfied.

Any amounts in respect of the Securities paid to the Holders of such Securities or to the Trustee pari passu with the amounts payable to other creditors admitted in such winding up will be held by such Holders or the Trustee upon trust to be applied in the following order: (1) to the amounts due to the Trustee in or about the execution of the trusts of the Indenture; (2) in payment of all Dated Debt Senior Claims outstanding at the commencement of, or arising solely by virtue of, our winding up to the extent that such claims shall be admitted in the winding up and shall not be satisfied out of other resources of the Company; and (3) in payment of the Dated Subordinated Debt Securities appertaining thereto. By accepting this Security, the Holder of this Security agrees to be bound by the Indenture’s subordination provisions and irrevocably authorizes the Liquidator in connection with a winding up of the Company to perform on behalf of such Holder the above subordination trust.

The Indenture permits, with certain exceptions as therein provided, the amendment thereof and the modification of the rights and obligations of the Company and the rights of the Holders of the Securities of each series to be affected under the Indenture at any time by the Company and the Trustee with the consent of the Holders of a majority in principal amount of the Securities at the time Outstanding of each series to be affected. The Indenture also contains provisions permitting the Holders of a majority in aggregate principal amount of the Securities of each series at the time Outstanding, on behalf of the Holders of all Securities of such series, to waive compliance by the Company with certain provisions of the Indenture and certain past Events of Default or Defaults under the Indenture and their consequences. Any such consent or waiver by the Holder of this Security shall be conclusive and binding upon such Holder and upon all future Holders of this Security and of any Security issued upon the registration of transfer hereof or in exchange herefor or in lieu hereof, whether or not notation of such consent or waiver is made upon this Security.

As provided in and subject to the provisions of the Indenture, the Holder of this Security shall not have any right to institute any proceeding, judicial or otherwise, with respect to the Indenture or for the appointment of a receiver or trustee or for any other remedy thereunder, unless such Holder shall have previously given the Trustee written notice of a continuing Event of Default or Default with respect to the Securities of this series, the Holders of not less than 25% in aggregate principal amount of the Securities of this series at the time Outstanding shall have made written request to the Trustee to institute proceedings in respect of such Event of Default or Default as Trustee and offered to the Trustee reasonable indemnity against the costs, expenses and liabilities to be incurred in compliance with such request, the Trustee shall not have received from the Holders of a majority in principal amount of Securities of this series at the time Outstanding a direction inconsistent with such request, and shall have failed to institute any such proceeding, for 60 days after receipt of such notice, request and offer of indemnity, and, in the case of a proceeding in England (or such other jurisdiction in which the Company may be organized) (but not elsewhere) for the winding-up of the Company, such proceeding is in the name and on behalf of the Trustee to the same extent (but no further or otherwise) as the Trustee would have been entitled so to do. The foregoing shall not apply to any suit instituted by the Holder of this Security for the enforcement of any payment of principal hereof or interest hereon on or after the respective due dates expressed or provided for herein.

No reference herein to the Indenture and no provision of this Security or of the Indenture shall alter or impair the obligation of the Company, which is absolute and unconditional, to pay the principal of and interest on this Security at the times, place and rate, and in the coin or currency, as herein provided.

As provided in the Indenture and subject to certain limitations therein set forth, the transfer of this Security is registrable in the Dated Subordinated Debt Security Register, upon surrender of this Security for registration of transfer at the office or agency of the Company in any place where the principal of this Security is payable, duly endorsed by, or accompanied by a written instrument of transfer in form satisfactory to the Company and the Dated Subordinated Debt Security Registrar duly executed by, the Holder hereof or his attorney duly authorized in writing. Thereupon one or more new Securities of this series and of like tenor, of authorized denominations and for the same aggregate principal amount, will be issued to the designated transferee or transferees.

This Security, and any other Securities of this series and of like tenor, are issuable only in registered form without coupons in initial denominations of $100,000 and increments of $1,000 thereafter.

No service charge shall be made for any such registration of transfer or exchange, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith.

Prior to due presentment of this Security for registration of transfer, the Company, the Trustee and any agent of the Company or the Trustee may treat the Person in whose name this Security is registered as the owner hereof for all purposes, whether or not this Security be overdue, and neither the Company, the Trustee nor any such agent shall be affected by notice to the contrary.

The Indenture provides that the Company will be discharged from any and all obligations in respect of this Security (except for certain obligations to register the transfer or exchange of the Security, replace stolen, lost or mutilated Securities, maintain paying agencies and hold moneys for payment in trust) or need not comply with certain restrictive covenants of the Indenture, in each case if the Company deposits, in trust, with the Trustee money or U.S. Government Obligations which through the payment of interest thereon and principal thereof in accordance with their terms will provide money, in an amount sufficient to pay all the principal of, and interest on, the Security on the dates such payments are due in accordance with the terms of this Security and certain other conditions are satisfied.

This Security and the Indenture shall be governed by and construed in accordance with the laws of the State of New York, except that the subordination provisions referred to herein and in Section 12.01 of the Indenture shall be governed by and construed in accordance with the laws of England.

Exhibit 5.1

October 14, 2010

Barclays Bank PLC,

1 Churchill Place,

London E14 5HP,

United Kingdom.

Ladies and Gentlemen:

In connection with the registration under the Securities Act of 1933 (the “Act”) of $1,250,000,000 aggregate principal amount of 5.140% Lower Tier 2 Notes due October 2020 (the “Securities”) of Barclays Bank PLC, a public limited company organized under the laws of England and Wales (the “Bank”), issued in global form pursuant to the Dated Subordinated Debt Securities Indenture, dated as of October 12, 2010 (the “Indenture”), between the Bank and The Bank of New York Mellon, as Trustee (the “Trustee”), we, as your United States counsel, have examined such corporate records, certificates and other documents, and such questions of United States Federal and New York State law, as we have considered necessary or appropriate for the purposes of this opinion. Upon the basis of such examination, we advise you that, in our opinion, the Securities constitute valid and legally binding obligations of the Bank

Barclays Bank PLC

enforceable in accordance with their terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general equity principles; provided, however, that we express no opinion with respect to Section 12.01 of the Indenture, which is expressly stated to be governed by English law.

The foregoing opinion is limited to the Federal laws of the United States and the laws of the State of New York, and we are expressing no opinion as to the effect of the laws of any other jurisdiction. In rendering the foregoing opinion, we have assumed that (i) the Bank has been duly organized and is an existing company under the laws of England and Wales and (ii) the Securities and the Indenture have been duly authorized, executed and delivered in accordance with the laws of England and Wales.

Also, we have relied as to certain matters on information obtained from public officials, officers of the Bank and other sources believed by us to be responsible, and we have assumed that the Indenture has been duly authorized, executed and delivered by the Trustee, that the Securities conform to the specimen examined by us, that the Trustee’s certificates of authentication of the Securities have been manually signed by one of the Trustee’s authorized officers, and that the signatures on all documents examined by us are genuine, assumptions which we have not independently verified.

We hereby consent to the filing of this opinion as an exhibit to a Current Report on Form 6-K to be incorporated by reference in the Registration Statement and the reference to us under the heading “Validity of Securities” in the Prospectus Supplement relating to the Securities, dated October 6, 2010. In giving such consent, we do not

Barclays Bank PLC

thereby admit that we are in the category of persons whose consent is required under Section 7 of the Act.

Very truly yours,

/s/ Sullivan & Cromwell LLP

Exhibit 5.2

14 October 2010

Barclays Bank PLC

1 Churchill Place

London E14 5HP

Dear Sirs

Barclays Bank PLC

U.S.$ 1,250,000,000 5.140 per cent. Lower Tier 2 Notes due 2020

We have acted, and have prepared this letter, on the instructions of Barclays Bank PLC (the “Issuer”) in connection with the issue by the Issuer of U.S.$1,250,000,000 5.140 per cent. Lower Tier 2 Notes due 2020 (the “Subordinated Debt Securities”) under the indenture dated 12 October 2010 (the “Subordinated Debt Indenture”) between the Issuer and The Bank of New York Mellon, as trustee (the “Trustee”).

1.	Documents

For the purposes of this letter, we have examined inter alia the following:

1.1	The prospectus dated 31 August 2010 relating to, inter alia, the Subordinated Debt Securities (the “Base Prospectus”).

1.2	The prospectus supplement dated 8 October 2010 relating to the Subordinated Debt Securities (the “Prospectus Supplement” and, together with the Base Prospectus, the “Prospectus”).

1.3	The Underwriting Agreement - Standard Provisions dated 6 October 2010 relating to the Subordinated Debt Securities (the “Underwriting Agreement”).

1.4	The Pricing Agreement dated 6 October 2010 relating to the Subordinated Debt Securities (the “Pricing Agreement”).

1.5	The Subordinated Debt Indenture.

1.6	An extract from minutes of a meeting of the board of directors of the Issuer held on 14 April 1994 establishing the Fund Raising Committee of the board of directors of the Issuer (the “Fund Raising Committee”) and a copy of the minutes of the Fund Raising Committee held on 29 August 2007.

1.7	A written resolution of the Treasury Committee of Barclays PLC and the Issuer dated 12 October 2010.

1.8	A written resolution of the Fund Raising Committee dated 29 July 2010.

1.9	A copy of the memorandum and articles of association of the Issuer (the “Articles of Association”).

The Underwriting Agreement and the Pricing Agreement shall together be referred to as the “Issue Documents”. Terms and expressions which are defined in the Underwriting Agreement or the Pricing Agreement have the same respective meanings where used in this letter.

2.	English Law

The opinions set out in this letter (which are strictly limited to the matters stated herein and are not to be read as extended, by implication or otherwise, to any other matters) relate only to English law as applied by the English courts as at today’s date. This letter expresses no opinion on the laws of any other jurisdiction and is governed by English law.

3.	Assumptions

The opinions set out in this letter are based upon the following assumptions:

3.1	The genuineness of all signatures, stamps and seals, the conformity to the originals of all documents supplied to us as copies of whatever nature and the authenticity of the originals of such documents and that all deeds and counterparts were executed in single physical form.

3.2	That the Issue Documents are duly authorised by and duly executed by or on behalf of each of the parties thereto (except the Issuer) and that entering into the Issue Documents and the performance thereof is within the capacity and powers of each of them (except as aforesaid).

3.3	That the resolutions set out in the minutes referred to above were passed at a duly convened and quorate meeting and have not been revoked or superseded and that the minutes of any meeting (or any extract of such minutes) referred to above are true records of the proceedings at the meeting.

3.4	That, as at 6 October 2010, Steven Penketh held the office of Managing Director, Capital Issuance and Securitisation.

3.5	That there has been no alteration in the status or condition of the Issuer as revealed by a search carried out against the Issuer at the Companies Registration Office in London at 10:03 a.m. on 14 October 2010 and an enquiry by telephone in respect of the Issuer at the Central Index of Winding Up Petitions at 10:06 a.m. on 14 October 2010.

3.6	That there has been no alteration in the status or condition of the Issuer as revealed by an online search of the register of authorised persons under the FSMA (the “FSA Register”) at or about 9:57 a.m. on 14 October 2010.

3.7	That the Fund Raising Committee referred to above, in resolving to create and issue the Subordinated Debt Securities and to execute the Issue Documents, has acted in good faith to promote the success and interests of the Issuer for the benefit of its members and in accordance with any other duty.

4.	Opinion as to English Law

4.1	On the basis of such assumptions and subject to the reservation set out below, we are of the opinion that the issue of the Subordinated Debt Securities has been duly authorised by or on behalf of the Issuer.

4.2	From an English law perspective, the subordination provisions contained in the Subordinated Debt Indenture have the effect that, in the event of the winding-up of the Issuer, the holders of the Subordinated Debt Securities will not be entitled to receive and retain amounts for application in payment of sums due in respect of the Subordinated Debt Securities unless and until the claims of the Senior Creditors (as defined in the Subordinated Debt Indenture) which are proved for in such winding-up have been satisfied or provided for in full.

5.	Reservations

The opinions set out in paragraph 4 above are subject to a number of reservations. You should particularly note the following reservations:

5.1	It is our experience that searches and enquiries of the type referred to in paragraphs 3.6 and 3.7 above may be unreliable and, in particular, that notice of a winding up order made or resolutions passed, or an administration order made, or a receiver or administrative receiver appointed may not be filed promptly at the Companies Registry.

5.2

Our opinion is subject to Rule 2.85 and Rule 4.90 of the Insolvency Rules 1986 which provide for a mandatory right of set-off where there have been mutual dealings between a company and a creditor prior to that company’s administration or (as the case may be) liquidation. We therefore express no opinion as to whether the subordination provisions in the Subordinated Debt Securities will be effective in this regard in an administration or liquidation of the Issuer or the holder of Subordinated Debt Securities in the event that any sum is then due (within the meaning of Rule 2.85 or Rule 4.90 of the Insolvency Rules 1986) to the holder of Subordinated Debt Securities from the Issuer under the Subordinated Debt Securities.

5.3

We would refer you to section 107 of the Insolvency Act 1986 which provides that a “company’s property... shall on the winding-up be applied in satisfaction of the company’s liabilities pari passu”. Nevertheless it is our view, following the decision of the Court of Appeal in SSSL Realisations (2002) Limited v AIG Europe (UK) Limited[1], that contractual subordination provisions are effective under English law notwithstanding section 107 of the Insolvency Act 1986 and two earlier decisions of the House of Lords which could be construed as ruling that it was contrary to public policy to contract out of the pari passu rule.

5.4	We express no opinion as to whether interest payable to unsubordinated creditors under section 189 of the Insolvency Act 1986 would be payable in priority to the claims of holders of Subordinated Debt Securities under the Subordinated Debt Securities;

5.5	Under section 238 of the Insolvency Act 1986, the court may set aside a transaction which is at an undervalue which was entered into within a specified period ending with the onset of insolvency (being, in broad terms, the earliest of the date of the commencement of a winding-up or, if earlier, the date of presentation of an application for an administration order, the filing with the court of a notice of intention to appoint an administrator, or the company entering administration). A transaction is at an undervalue if the transaction constitutes a gift or if the company enters into the transaction for a consideration the value of which is significantly less than the value of the consideration provided by the company. For such an order to be made the company must have been unable to pay its debts within the meaning of section 123 of the Insolvency Act 1986 at the time of the transaction or as a consequence of it. No order may be made if the company entered into the transaction in good faith and for the purpose of carrying on its business and there were reasonable grounds at that time for believing that the transaction would benefit the company. We are aware of no facts which suggest that an order might be made under this provision but would stress that the issues are primarily ones of fact;

5.6

Under section 239 of the Insolvency Act 1986, the court may set aside a transaction which is a preference which was entered into within a specified period ending with the onset of insolvency (as in paragraph 5.5 above). A transaction is a preference if the company does anything or suffers anything to be done which has the effect of putting a

[1]	[2006] EWCA Civ 7

creditor, surety or guarantor into a position which, in the event of the company’s insolvent liquidation, would be better than if that thing had not been done or suffered. No order may be made unless the company was influenced in giving the preference by a desire to produce that result. For an order to be made the company must also have been unable to pay its debts within the meaning of section 123 of the Insolvency Act 1986 at the time of the transaction or as a consequence of it. This provision has effect not only in relation to the entry into of new transactions but also in relation to payments and other performance of obligations under existing transactions. We are aware of no facts which suggest that an order might be made under this provision in relation to the Issuer in connection with the issue of the Subordinated Debt Securities, but would stress that the issues are primarily ones of fact, and we express no view as to whether the performance of obligations falling due for performance in the future might constitute a preference at that time;

5.7

Under section 178 of the Insolvency Act 1986, a liquidator of a company may disclaim “onerous” property of the company, which includes any “unprofitable contract” to which the company is party. Following the decision of the Court of Appeal in SSSL Realisations (2002) Limited v AIG Europe (UK) Limited[2], a contract may be regarded as unprofitable where:

5.7.1	it imposes continuing financial obligations;

5.7.2	it gives rise to prospective liabilities; or

5.7.3	it requires performance over a substantial period of time or involves expenditure,

in each case on the part of the relevant company. Accordingly, and having regard to the nature and purpose of the subordination provisions of the Subordinated Debt Securities, we do not consider that the powers conferred by section 178 of the Insolvency Act 1986 could be used to avoid the subordination provisions of the Subordinated Debt Securities;

5.8

There are provisions in both the Companies Act 2006 and the Insolvency Act 1986 for schemes of arrangement or voluntary arrangements in respect of companies to be agreed by creditors or, in some cases, shareholders of the company. In the case of either a scheme of arrangement or a company voluntary arrangement, approval at the creditors’ meeting of its terms does not require unanimity of the affected creditors, whether or not present at the meeting. Such arrangements could affect rights of creditors including the relative ranking of their claims against the company. Any such

[2]	[2006] EWCA Civ 7

an arrangement which purported to unwind or otherwise amend the application of the subordination provisions of the Subordinated Debt Securities would require to be voted upon by all affected creditors, which would include the general body of ordinary unsecured creditors of the Issuer who would be the constituency most affected by such an arrangement. In the case of a scheme of arrangement under Part 26 Companies Act 2006, such a scheme would, most likely, not become effective unless and until (i) it had been approved by a class meeting of the ordinary unsecured unsubordinated creditors of the Issuer, by the requisite statutory majorities of those creditors (being 75% by value and 50% by number of those attending and voting at the meeting) and (ii) it was then sanctioned by the High Court, which would withhold such sanction if it considered that the scheme was “unfair”. In the case of a voluntary arrangement under Part 1 of the Insolvency Act 1986, no such separate class meeting of the Issuer’s unsecured unsubordinated creditors would be convened. Rather, all creditors of the Issuer would be entitled to attend a meeting and vote on the proposal. However, if the arrangement were approved by the statutory majority of the Issuer’s creditors, it would be open to any unsecured unsubordinated creditor to apply to the High Court for the arrangement to be set aside on the ground that at least that creditor would be unfairly prejudiced by the arrangement.

6.	Limits of our Opinion

We express no opinion as to any agreement, instrument or other document other than as specified in this letter which may arise or be suffered as a result of or in connection with the Subordinated Debt Securities or their creation, issue, allotment or delivery. We have not been responsible for investigation or verification of statements of fact (including statements as to foreign law) or the reasonableness of any statements of opinion contained in the Prospectus, the Underwriting Agreement or the Pricing Agreement, nor have we been responsible for ensuring that the Prospectus contains all material facts. In particular, we have not been responsible for ensuring that the Prospectus complies with the rules of the New York Stock Exchange, or the requirements of any competent authority.

This letter is given solely for the purposes of the issue of the Subordinated Debt Securities and for the information of the persons to whom it is addressed, and may not be relied upon for any other purpose or by any other person.

We hereby consent to the filing of this opinion as an exhibit to a Current Report on Form 6-K to be incorporated by reference in the Registration Statement and the reference to us under the heading “Validity of Securities” in the Prospectus Supplement. In giving such consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the US Securities Act of 1933, as amended.

Yours faithfully

/s/ Clifford Chance LLP